Exhibit 99.1



Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code : 6686

2025
ANNUAL REPORT

Contents

Company Information

Directors

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)
Mr. Kai Wang (王愷) *(resigned on January 23, 2025)* [1]
Mr. David Zhang (張彤)

Independent Directors

Ms. Xiangrong Li (李向榮)
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Audit Committee

Ms. Xiangrong Li (李向榮) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
Mr. David Zhang (張彤)

Compensation Committee

Ms. May Yihong Wu (吳亦泓) *(Chairwoman)*
Mr. Boquan He (何伯權)
Ms. Cynthia Jinhong Meng (孟晉紅)

Corporate Governance and Nominating Committee

Ms. Jingbo Wang (汪靜波) *(Chairwoman)*
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Joint Company Secretaries

Mr. Qing Pan (潘青)
Ms. Ng Wing Shan (吳詠珊) *(FCG, HKFCG)*

Authorized Representatives

Ms. Jingbo Wang (汪靜波)
Ms. Ng Wing Shan (吳詠珊)

Principal Executive Headquarter in Singapore

333 North Bridge Road
#05-11, Odeon 333
Singapore 188721

Principal Place of Business in Chinese Mainland

No. 1226 South Shenbin Road, Minhang District, Shanghai, PRC

Principal Place of Business in Hong Kong

34 Floor, Tower Two
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong

Note:

(1)   With effect from January 23, 2025, Mr. Kai Wang resigned from the position as a non-executive Director, as he decided to devote more time to his other engagements.

Registered Office

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Hong Kong Legal Adviser

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditor

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

Hong Kong Share Registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Cayman Islands Principal Share Registrar

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HKEX Stock Code

6686

NYSE Ticker Symbol

NOAH

Company Website

ir.noahgroup.com

Five-Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below:

	For the Year Ended December 31,				
	2021	2022	2023	2024	**2025**
	(RMB in thousands)				
Revenues:					
Revenues from others:					
One-time commissions	1,130,894	617,636	1,072,838	614,258	**574,255**
Recurring service fees	913,700	768,980	707,580	631,505	**624,589**
Performance-based income	391,903	184,048	16,344	47,841	**116,247**
Other service fees	161,982	223,441	270,579	186,108	**161,299**
Total revenues from others	2,598,479	1,794,105	2,067,341	1,479,712	**1,476,390**
Revenues from funds Gopher/Olive manages:					
One-time commissions	140,522	63,809	16,365	21,288	**7,284**
Recurring service fees	1,195,309	1,145,435	1,112,850	1,015,436	**990,515**
Performance-based income	392,290	125,528	121,265	104,898	**155,598**
Total revenues from funds Gopher/Olive manages	1,728,121	1,334,772	1,250,480	1,141,622	**1,153,397**
Total revenues	4,326,600	3,128,877	3,317,821	2,621,334	**2,629,787**
Less: VAT related surcharges	(33,506)	(28,505)	(23,125)	(20,352)	**(19,547)**
Net revenues	4,293,094	3,100,372	3,294,696	2,600,982	**2,610,240**
Operating cost and expenses:					
Compensation and benefits	(2,168,880)	(1,441,882)	(1,456,753)	(1,349,451)	**(1,216,552)**
Selling expenses	(437,131)	(349,014)	(485,778)	(269,038)	**(242,808)**
General and administrative expenses	(383,321)	(235,319)	(275,727)	(296,751)	**(305,590)**
(Provision for) reversal of credit losses	(112,959)	424	7,028	(23,882)	**(52,226)**
Other operating expenses, net	(107,844)	(115,653)	(112,506)	(93,210)	**(62,872)**
Government subsidies	115,939	129,521	126,955	65,239	**46,472**
Total operating cost and expenses	(3,094,196)	(2,011,923)	(2,196,781)	(1,967,093)	**(1,833,576)**
Income from operations	1,198,898	1,088,449	1,097,915	633,889	**776,664**

	For the Year Ended December 31,				
	2021	2022	2023	2024	**2025**
	(RMB in thousands)				
Other income (expenses):					
Interest income	71,866	61,416	161,926	155,751	**127,547**
Investment income (loss)	65,426	85,554	(61,486)	50,152	**32,254**
(Reversal of) settlement expenses	(19,908)	–	–	12,454	**956**
Contingent litigation reversal (expenses), net	–	(99,000)	–	14,000	**(50,182)**
Other (expense) income, net	(18,240)	13,130	10,892	1,359	**(30,814)**
Total other income	99,144	61,100	111,332	233,716	**79,761**
Income before taxes and income from equity in affiliates	1,298,042	1,149,549	1,209,247	867,605	**856,425**
Income tax expense	(293,940)	(267,108)	(262,360)	(268,591)	**(297,811)**
Income (loss) from equity in affiliates	301,979	89,148	54,128	(112,010)	**(1,395)**
Net income	1,306,081	971,589	1,001,015	487,004	**557,219**
Less: net (loss) income attributable to non-controlling interests	(8,050)	(4,982)	(8,479)	11,559	**(1,638)**
Net income attributable to Shareholders	1,314,131	976,571	1,009,494	475,445	**558,857**

	As of December 31,				
	2021	2022	2023	2024	**2025**
	(RMB in thousands)				
Assets					
Total Current assets	5,516,810	6,317,146	7,117,056	6,474,731	**6,360,545**
Total assets	10,889,789	11,798,135	12,685,378	11,778,845	**11,740,934**
Liabilities and Equity					
Total current liabilities	2,283,038	1,904,961	1,891,218	1,429,276	**1,427,202**
Total liabilities	2,748,148	2,297,660	2,257,815	1,766,105	**1,757,974**
Total Noah Holdings Private Wealth and Asset Management Limited shareholders' Equity	8,040,775	9,405,696	10,310,334	9,945,848	**9,826,851**
Non-controlling interests	100,866	94,779	117,229	66,892	**156,109**
Total Shareholders' Equity	8,141,641	9,500,475	10,427,563	10,012,740	**9,982,960**
Total Liabilities and Equity	10,889,789	11,798,135	12,685,378	11,778,845	**11,740,934**

Key Highlights

Business Highlights

The global macroeconomic environment of 2025 remained volatile, marked by trade fragmentation and diverging monetary policies which further constrained global growth. Against this backdrop, liquidity conditions remained relatively tight as global central banks maintained policy rates at multi-year highs to rein in inflation. Geopolitical headwinds – ranging from renewed trade tensions to technology-export controls – sustained bouts of market volatility and reinforced investors' preference for safe-haven assets. China's economy remained under pressure, with subdued consumer demand and ongoing weakness in the real estate sector weighing on overall growth. Within China's wealth management industry, HNW individuals continued to prioritize wealth preservation and liquidity. As a result, demand is gradually shifting toward providers of high-quality global strategies where transparency, diversification and downside protection are more readily obtained.

Our Company's disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and ensure the resilience of our business. As highlighted in our semi-annual CIO[1] report for 2025, we are also witnessing a major paradigm shift occurring. If the past two decades were defined by strategies to hedge against inflation and allocate into inflation-protected assets, the next twenty years will pivot to a new imperative: understanding, embracing, and profiting from technology-driven deflation. We are guiding clients to embrace this evolving landscape where growth is no longer fueled by debt-driven asset bubbles but by deflationary forces and efficiency dividends enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing offensive opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets, and flexible bridge holdings.

Our commitment to overseas expansion continues delivering promising results. By combining our personalized service model with an expanding portfolio of global products, we have established a significant competitive advantage. In 2025, we made notable progress: we established our ARK global headquarters in Singapore, entered into a strategic partnership with Tokyo Star Bank in Japan through our ARK Japan subsidiary, and officially joined the Family Office Association of Hong Kong. These developments position us at the crossroads of Asia's evolving capital flows, enabling us to turn regional headwinds into long-term strategic advantages. As ever, we continue seeing tremendous growth potential in serving global Chinese HNW investors overseas who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore has demonstrated robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing substantially, signaling clear potential for further expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the coming market shifts. Our global growth journey has only just begun, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

---

[1]   "CIO" refers to the chief investment officer of the Company.

At the same time, 2025 marked a structural evolution in Noah's operating model, as AI became embedded across our global platform and transformed our path to scalable, sustainable growth. The deployment of "AI RMs" transitioned the firm toward a more institutionalized, operations-driven model, expanding frontline servicing capacity and mitigating traditional human capital constraints. By augmenting advisory workflows and standardizing processes, AI enhances productivity and enables broader client coverage without proportional cost expansion, reinforcing structural operating leverage. Leveraging our four global booking centers, we further advanced a digitally coordinated service infrastructure, where AI-powered client engagement tools streamline cross-border onboarding and execution processes, significantly shortening time-to-deployment for global asset allocation while preserving compliance rigor. In parallel, we continued optimizing our revenue mix toward a more AUM-driven and investment-oriented structure, increasing the contribution from recurring and investment-related revenues while expanding a diversified suite of global solutions. AI-driven asset allocation – integrating real-time product intelligence with over two decades of proprietary client insights – is reinforcing cross-border synergies and strengthening our differentiated data capabilities. Entering 2026, Noah stands structurally different: the institutional AI integration, global infrastructure coordination and disciplined revenue optimization achieved in 2025 have laid the foundation for compounding efficiency, deeper client engagement and resilient long-term growth in an increasingly AI-native financial landscape.

Financial Highlights

During the Reporting Period, we successfully navigated through a complex macroeconomic environment both domestically and internationally, while simultaneously advancing our internal structure transformation. As a result of these efforts and strategic focus, our net revenue for the year ended December 31, 2025 was RMB2,610.2 million, representing an increase of 0.4% compared to 2024. Our net income attributable to the Shareholders increased by 17.5% from RMB475.4 million for the year ended December 31, 2024 to RMB558.9 million for the year ended December 31, 2025. Similarly, our Non-GAAP net income attributable to the Shareholders increased by 11.2% from RMB550.2 million for the year ended December 31, 2024 to RMB611.9 million for the Reporting Period, primarily due to our cost control strategy on employee compensation and a decrease in losses from fair value changes in underlying investments made by certain investment in affiliates, partially offset by contingent litigation expenses related to Camsing Incident.

Despite the challenges, we remain committed to investing in the overseas market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Chinese clients globally. The transaction value of overseas products we distributed increased by 8.1% from RMB31.1 billion for the year ended December 31, 2024 to RMB33.7 billion for the Reporting Period.

Key Highlights

Non-GAAP Financial Measures

	For the Year Ended December 31,		
	2024	2025	Change
	(RMB in thousands)		(%)
Total revenues	2,621,334	2,629,787	0.3%
Net revenues	2,600,982	2,610,240	0.4%
Income from operations	633,889	776,664	22.5%
Income before taxes and income from equity in affiliates	867,605	856,425	(1.3%)
Net income	487,004	557,219	14.4%
Net income attributable to the Shareholders	475,445	558,857	17.5%
Non-GAAP Financial Measures:			
Net income attributable to the Shareholders	475,445	558,857	17.5%
Add: share-based compensation	109,030	66,881	(38.7%)
Add: non-cash settlement compensation reversal	(12,454)	(956)	(92.3%)
Less: Tax effect of adjustments	21,836	12,862	(41.1%)
Adjusted net income attributable to the Shareholders (non-GAAP)	550,185	611,920	11.2%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses (reversal) and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Business Review for the Reporting Period

While 2025 continued to bring challenges, it presented an opportunity for our Company to demonstrate our resilience through cost management and acceleration in our global expansion.

Domestic Business Performance and Strategy

Domestically, our business continued to be impacted by a complex macroeconomic environment in China, with varied sectoral performance and continued structural adjustments. Our revenue contracted modestly during the Reporting Period compared to 2024, despite a significant decrease from distribution of insurance products due to intensified market competition we faced as we continue to invest in building our commission-only broker team; the impact was partially offset by an increase of 15.5% in contribution from public securities products. While contributions from private equity products declined by 10.4%, the business performed better than our expectation, supported by the fact that some of the funds gradually extended their terms.

Operating within China's evolving economic landscape, we maintained disciplined execution of our domestic strategy despite persistent headwinds. Ongoing challenges in the property sector and cautious consumer sentiment created a complex environment for wealth management services. However, we view this period of consolidation as an opportunity to consolidate and reinforce our operational foundation for future growth. Our domestic operations benefited from the cost optimization initiatives implemented in late 2024, resulting in a 6.8% year-over-year reduction in operating expenses. Going forward, we remain focused on cost control, innovative client acquisition strategies, and operational restructuring to improve efficiency.

Looking ahead, we believe the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to ensure readiness to capture emerging opportunities. As domestic capital market conditions continue improving, we expect our strong brand recognition and operational discipline to position us for sustainable growth over the long term.

Details of the development of our domestic business structured around three core segments during the Reporting Period are as follows:

Domestic public securities

Domestic public securities, operating under the **Noah Upright** brand, is the business that distributes mutual funds and private secondary products. During the Reporting Period, this segment concentrated on developing an "online-first, offline-supported" business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets continued showing strong performance, driving a year-over-year increase of 42.9% in transaction value contributed by the segment, primarily driven by a 107.2% increase in fundraising for our RMB-denominated private secondary products during 2025. Looking ahead, we believe sustained capital market activity and continued policy support will create new opportunities for client acquisition, enabling us to further expand our market share.

Business Review and Outlook

Domestic asset management

Domestic asset management, operating under the **Gopher Asset Management** brand, is the business that manages RMB-denominated private equity funds and private secondary products. The focus remains on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2025, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market. These efforts aim to offset – and ultimately exceed – the impact of the declining management fee base from maturing onshore products.

Domestic insurance

Domestic insurance, operating under the **Glory** brand, is the business that distributes insurance products, consisting mainly of life and health insurance products. In 2025, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. Looking ahead, we will prioritize the recruitment of commission-only brokers to drive the delivery of comprehensive family succession planning services, further strengthening this segment's future potential.

Overseas Business Expansion and Vision

At the end of 2024, we executed a clear strategic vision to expand our global presence, and in 2025, we achieved considerable progress. Overseas revenue accounted for 49.0% of total net revenue in 2025, representing a year-over-year increase. This was primarily driven by contributions from our exclusive alternative investment products, which rose 26.1% compared to last year. To meet the evolving needs of a growing global client base, we continue offering a comprehensive suite of products denominated in both RMB and USD. Our competitive edge is anchored in an extensive network of esteemed product and investment partners worldwide, enabling us to continuously enhance our portfolio of high-quality, exclusive alternative investment solutions. Building on this strong foundation, the Group will strategically venture into frontier non-traditional asset ecosystems to capture new growth opportunities and further diversify our value proposition. Through strategic expansion in key markets such as Singapore, Japan, and Hong Kong, we have transformed ARK into a truly global wealth management platform. We intend to ride on this momentum by pursuing quality opportunities in new markets, including the U.S. and Canada, while continuing to develop more innovative products in both RMB and USD, and deepening local expertise in the jurisdictions we operate. Our overseas operations are structured into three core segments:

Overseas wealth management

Overseas wealth management, operating under the **ARK Wealth Management** brand, is the business that provides offline and online wealth management services.

As of December 31, 2025, our overseas registered clients exceeded 19,993, representing a 13.2% year-over-year increase. The number of active clients surpassed 6,231, representing a 12.4% year-over-year increase. Our overseas AUA, including distributed products, reached US$9.5 billion, reflecting an 8.6% increase compared to last year. Looking ahead, we will continue to deepen our coverage in these key markets while expanding our client base through both existing relationships and new client acquisition. To cater to the diverse needs and preferences of our clientele, we will design and introduce tailored suites of investment products aligned with a range of thematic strategies.

Overseas asset management

Overseas asset management, operating under the **Olive Asset Management** brand, is the business that manages USD-denominated private equity funds and private secondary products. Over the past years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In 2025, fundraising for hedge funds and structured products reached US$957.4 million, representing a significant 305.6% year-over-year increase. We raised US$680.6 million in USD-denominated private equity and private credit funds, representing a 2.7% year-over-year increase. As of December 31, 2025, our actively managed overseas AUM in USD terms reached US$6.1 billion, representing an increase of 3.9% compared to US$5.8 billion last year. Moving forward, we will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the **Glory Family Heritage** brand, is the business that provides comprehensive overseas services such as insurance, trust services and other services. In recent years, competition in the overseas insurance market – particularly in Hong Kong – has intensified, resulting in a decline in revenue from this segment in 2025. In response, we are actively exploring new business models and expanding our insurance offerings beyond Hong Kong to other international markets. We are also investing in the recruitment of licensed, commission-only brokers to enhance our client acquisition efforts. In 2025, Glory Family Heritage has established a talented team of self-employed, commission-based brokers to catalyze the next phase of client growth for this segment.

Business Review and Outlook

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB1,715.6 million from our wealth management business, representing a 5.1% decrease from RMB1,808.4 million in the year ended December 31, 2024, primarily consisting of (i) an 8.8% decrease in total revenue generated from one-time commissions from RMB634.4 million for the year ended December 31, 2024 to RMB578.3 million for the year ended December 31, 2025, primarily due to reduced distribution of insurance products; (ii) a 7.0% decrease in total revenue generated from recurring service fees from RMB983.5 million for the year ended December 31, 2024 to RMB914.2 million for the year ended December 31, 2025, primarily due to a decrease in AUM associated with a decrease in existing private equity products in Chinese mainland; and (iii) a 137.6% increase in total revenue generated from performance-based income from RMB48.9 million for the year ended December 31, 2024 to RMB116.2 million for the year ended December 31, 2025, primarily due to an increase in performance-based income generated from domestic private secondary products and overseas private market products; and (iv) a 24.5% decrease in total revenue generated from other service fees from RMB141.6 million for the year ended December 31, 2024 to RMB106.9 million for the year ended December 31, 2025, primarily due to a reduction in value-added services provided to our clients. In 2025, we achieved an aggregate transaction value of RMB67.0 billion for the various types of investment products that we distributed, representing a 5.0% increase from 2024. The growth was mainly driven by a substantial 107.2% rise in the distribution of domestic private secondary products, which was partially offset by a decrease in the distribution of mutual fund products.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB859.7 million from our asset management business, representing a 11.9% increase compared to the year ended December 31,2024, mainly due to (i) a 5.6% increase in recurring service fees in the year ended December 31, 2025 compared to 2024; and (ii) a 49.9% increase in performance-based income in the year ended December 31, 2025 compared to 2024, resulting from an increase in income generated from overseas private equity products. Our AUM decreased by 6.5% from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion as of December 31, 2025, among which our overseas AUM in RMB terms fell by 0.5% from RMB42.6 billion as of December 31, 2024 to RMB42.4 billion as of December 31, 2025, solely due to foreign exchange translation effects rather than any contraction in underlying business.

As of December 31, 2025, we maintained a sound capital structure with total assets of RMB11.7 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong), among others.

Business Outlook

We believe the strategic and operational adjustments implemented throughout 2025 have laid a resilient foundation for our next phase of scalable growth. The successful establishment of our global headquarters in Singapore and the robust expansion of our overseas operations validate our strategic trajectory and position us favorably to navigate evolving macroeconomic dynamics. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. Domestically, we intend to capitalize on industry consolidation and improving market conditions to capture market share among HNW individuals seeking trusted wealth management partners. Overseas, we continue seeing significant untapped potential among global Chinese HNW investors, who remain underserved by local financial institutions in their respective domiciles. Building on our momentum in Asia, we are actively exploring market entry and expansion opportunities in new markets, including the U.S. Concurrently, we will continue investing in the recruitment and development of our commission-only broker network to drive the strategic turnaround of our insurance business.

Second, we are committed to enhancing our global product suite and investment capabilities to serve an increasingly diverse clientele. Guided by our "Global Network, Local Depth" approach, we will leverage our multi-jurisdictional presence to source premium, globally diversified investment opportunities while deepening our local market expertise. As our client base expands, we plan to further diversify our RMB – and USD-denominated offerings and optimize our global asset-allocation frameworks to deliver competitive portfolios. In the primary market, we will expand our distinctive ecosystem of top-tier product and investment partners to craft bespoke strategies and secure exclusive opportunities. In the secondary market, we will harness our global research and investment expertise to identify leading strategies from top-tier fund managers, thereby strengthening our capacity to deliver robust and adaptive asset-allocation solutions.

Third, maintaining operational excellence and structural efficiency remains paramount as we pursue sustainable growth. The disciplined cost-optimization initiatives and the integration of AI-driven advisory workflows executed in 2025 have played an instrumental role in navigating the current economic landscape. We believe these structural improvements provide a robust foundation for sustainable margin expansion as revenue rebounds and growth accelerates.

Looking ahead, supported by our strengthened operational foundation, clear strategic vision, robust balance sheet, and healthy cash reserves, we remain highly confident in our ability to navigate market shifts, deliver sustainable growth, and create long-term value for our clients and Shareholders.

Management Discussion and Analysis

Revenues

Historically, our revenues are derived from three business segments: wealth management, asset management and other services. Following a comprehensive evaluation of the nature of the Company's evolving business operations and recent organizational adjustments, management have determined that a new segmentation approach will provide a clearer understanding of the financial performance and strategic progress of each business segment. As a result, since the fourth quarter of 2024, the Company has begun to disclose the Company's revenues and operation costs and expenses for the Reporting Period for each six domestic and overseas business segments as well as headquarters. This refined segmentation approach is designed to enhance resource allocation, provide investors with clearer insights into the Company's financial performance across its diverse business segments, and ensure alignment with the Company's long-term strategic objectives.

The details of the revenue of the Group under the six domestic and overseas business segments as well as the headquarters are as follow:

	For the Year Ended December 31,		
	2024	**2025**	Change
	(RMB in thousands)		(%)
Revenues			
Domestic public securities[1]			
One-time commissions	31,977	**59,834**	87.1%
Recurring service fees	422,433	**393,053**	(7.0%)
Performance-based income	39,359	**117,390**	198.3%
Total revenue for domestic public securities	493,769	**570,277**	15.5%
Domestic asset management[2]			
One-time commissions	1,354	**1,431**	5.7%
Recurring service fees	745,287	**684,577**	(8.1%)
Performance-based income	26,567	**7,135**	(73.1%)
Total revenue for domestic asset management	773,208	**693,143**	(10.4%)
Domestic insurance[3]			
One-time commissions	43,204	**18,772**	(56.6%)
Total revenue for domestic insurance	43,204	**18,772**	(56.6%)
Overseas wealth management[4]			
One-time commissions	441,488	**320,511**	(27.4%)
Recurring service fees	143,363	**161,247**	12.5%
Other service fees	89,846	**65,782**	(26.8%)
Total revenue for overseas wealth management	674,697	**547,540**	(18.8%)
Overseas asset management[5]			
One-time commissions	17,164	**30,388**	77.0%
Recurring service fees	334,536	**376,227**	12.5%
Performance-based income	86,813	**147,320**	69.7%
Total revenue for overseas asset management	438,513	**553,935**	26.3%

	For the Year Ended December 31,		
	2024	**2025**	Change
	(RMB in thousands)		*(%)*
Overseas insurance and comprehensive services[6]			
One-time commissions	100,359	**150,603**	50.1%
Other service fees	38,507	**28,191**	(26.8%)
Total revenue for overseas insurance and comprehensive services	138,866	**178,794**	28.8%
Headquarters [7]			
Recurring service fees	1,322	**–**	–
Other service fees	57,755	**67,326**	16.6%
Total revenue for headquarters	59,077	**67,326**	14.0%
Total revenues	2,621,334	**2,629,787**	0.3%

Notes:

(1)   Operates under the Noah Upright brand.

(2)   Operates under the Gopher Asset Management brand.

(3)   Operates under the Glory brand.

(4)   Operates under the ARK Wealth Management brand.

(5)   Operates under the Olive Asset Management brand.

(6)   Operates under the Glory Family Heritage brand.

(7)   Headquarters reflects revenue generated from corporate operations at the Company's headquarters as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

Domestic public securities

Domestic public securities is the business that distributes mutual funds and private secondary products. Our total revenue increased by 15.5% from RMB493.8 million for the year ended December 31, 2024 to RMB570.3 million for the year ended December 31, 2025. The change was primarily due to an increase in one-time commissions generated from distribution of private secondary products and an increase in performance-based income from private secondary products.

Domestic asset management

Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Our total revenue decreased by 10.4% from RMB773.2 million for the year ended December 31, 2024 to RMB693.1 million for the year ended December 31, 2025. The change was primarily due to a decrease in private equity products AUM in Chinese mainland.

Management Discussion and Analysis

Domestic insurance

Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Our total revenue decreased by 56.6% from RMB43.2 million for the year ended December 31, 2024 to RMB18.8 million for the year ended December 31, 2025. The change was primarily due to a decrease in distribution of domestic insurance products.

Overseas wealth management

Overseas wealth management is the business that provides offline and online wealth management services. Our total revenue decreased by 18.8% from RMB674.7 million for the year ended December 31, 2024 to RMB547.5 million for the year ended December 31, 2025. The change was primarily due to a decrease in one-time commissions from distribution of our products.

Overseas asset management

Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Our total revenue increased by 26.3% from RMB438.5 million for the year ended December 31, 2024 to RMB553.9 million for the year ended December 31, 2025. The change was primarily due to an increase in recurring service fees and performance-based income generated from overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Our total revenue increased by 28.8% from RMB138.9 million for the year ended December 31, 2024 to RMB178.8 million for the year ended December 31, 2025. The change was primarily due to an increase in commissions gained from distribution of overseas insurance products by commission-only brokers.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company's headquarters as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Our total revenue increased by 14.0% from RMB59.1 million for the year ended December 31, 2024 to RMB67.3 million for the year ended December 31, 2025. The change was primarily due to more value-added services that we offered to our HNW clients.

While the Company has adopted a refined segmentation approach since the fourth quarter of 2024 to better reflect its evolving business operations and support future strategic development, for comparison and analytical purposes, the Company continues to present its financial performance under the traditional segmentation structure. This transitional presentation facilitates a consistent comparison of revenue generated under the traditional segments for the years ended December 31, 2024 and 2025, providing investors with a comprehensive understanding of the Company's operational and financial trends during the Reporting Period.

The details of the revenue of the Group under the traditional three business segments are as follow:

	For the Year Ended December 31,		
	2024	**2025**	Change
	(RMB in thousands)		*(%)*
Revenues			
Wealth management business:			
One-time commissions	634,368	**578,284**	(8.8%)
Recurring service fees	983,503	**914,209**	(7.0%)
Performance-based income	48,930	**116,247**	137.6%
Other service fees	141,631	**106,870**	(24.5%)
Total revenue for wealth management business	1,808,432	**1,715,610**	(5.1%)
Asset management business:			
One-time commissions	1,178	**3,255**	176.3%
Recurring service fees	663,438	**700,895**	5.6%
Performance-based income	103,809	**155,598**	49.9%
Total revenue for asset management business	768,425	**859,748**	11.9%
Other businesses:			
Other service fees	44,477	**54,429**	22.4%
Total revenue for other businesses	44,477	**54,429**	22.4%
Total revenues	2,621,334	**2,629,787**	0.3%

Our total revenue increased by 0.3% from RMB2,621.3 million for the year ended December 31, 2024 to RMB2,629.8 million for the year ended December 31, 2025. The increase in total revenues was primarily due to an increase in performance-based income from overseas private equity products, partially offset by a decrease in one-time commission from overseas insurance products.

Management Discussion and Analysis

Wealth Management Business

For the wealth management business, our total revenue decreased by 5.1% from RMB1,808.4 million in 2024 to RMB1,715.6 million in 2025. Our transaction value remained stable at RMB67.0 billion for the year ended December 31, 2025 compared to RMB63.9 billion for the year ended December 31, 2024.

- Total revenue from one-time commissions decreased by 8.8% from RMB634.4 million for the year ended December 31, 2024 to RMB578.3 million for the year ended December 31, 2025, primarily due to a decrease in distribution of insurance products.

- Total revenue from recurring service fees decreased by 7.0% from RMB983.5 million for the year ended December 31, 2024 to RMB914.2 million for the year ended December 31, 2025, primarily due to a decrease in recurring service fees generated from domestic private equity products.

- Total revenue from performance-based income increased by 137.6% from RMB48.9 million for the year ended December 31, 2024 to RMB116.2 million for the year ended December 31, 2025, primarily due to an increase in performance-based income from private secondary products.

- Total revenue from other service fees decreased by 24.5% from RMB141.6 million for the year ended December 31, 2024 to RMB106.9 million for the year ended December 31, 2025, primarily due to a reduction in value-added services that we offered to our HNW clients.

Asset Management Business

For the asset management business, our total revenue increased by 11.9% from RMB768.4 million for the year ended December 31, 2024 to RMB859.7 million for the year ended December 31, 2025. Our AUM decreased by 6.5%, from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion as of December 31, 2025.

- Total revenue from one-time commissions increased by 176.3% from RMB1.2 million for the year ended December 31, 2024 to RMB3.3 million for the year ended December 31, 2025, mainly due to an increase in distribution of private secondary products domestically.

- Total revenue from recurring service fees increased by 5.6% from RMB663.4 million for the year ended December 31, 2024 to RMB700.9 million for the year ended December 31, 2025, mainly due to an increase in recurring service fees generated from overseas investment products.

- Total revenue from performance-based income increased by 49.9% from RMB103.8 million for the year ended December 31, 2024 to RMB155.6 million for the year ended December 31, 2025, primarily due to an increase in performance-based income from overseas private equity products.

Other Businesses

For other businesses, our total revenue was RMB54.4 million for the year ended December 31,2025, representing a 22.4% increase from RMB44.5 million for the year ended December 31, 2024, primarily driven by an increase in revenue from lease services.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

In line with the presentation of revenues under the refined segmentation approach, our operating costs and expenses are also presented under this structure to offer a comprehensive view of the cost and expense profile of each business segment.

	For the Year Ended December 31,		Change
	2024	**2025**	
	(RMB in thousands)		(%)
Domestic public securities	169,771	**139,112**	(18.1%)
Domestic asset management	197,995	**126,203**	(36.3%)
Domestic insurance	124,449	**53,105**	(57.3%)
Overseas wealth management	569,243	**404,875**	(28.9%)
Overseas asset management	84,914	**144,717**	70.4%
Overseas insurance and comprehensive services	93,399	**124,851**	33.7%
Headquarters	727,322	**840,713**	15.6%
Total operating costs and expenses	1,967,093	**1,833,576**	(6.8%)

Domestic public securities

For the domestic public securities, our operating costs and expenses decreased by 18.1% from RMB169.8 million for the year ended December 31, 2024 to RMB139.1 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025.

Domestic asset management

For the domestic asset management, our operating costs and expenses decreased by 36.3% from RMB198.0 million for the year ended December 31, 2024 to RMB126.2 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025 and a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Domestic insurance

For the domestic insurance, our operating costs and expenses decreased by 57.3% from RMB124.4 million for the year ended December 31, 2024 to RMB53.1 million for the year ended December 31, 2025. The change was consistent with the decline in revenue from domestic insurance business.

Management Discussion and Analysis

Overseas wealth management

For the overseas wealth management, our operating costs and expenses decreased by 28.9% from RMB569.2 million for the year ended December 31, 2024 to RMB404.9 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025, as well as a corresponding decrease in relationship manager commissions resulting from a reduction in one-time commissions.

Overseas asset management

For the overseas asset management, our operating costs and expenses increased by 70.4% from RMB84.9 million for the year ended December 31, 2024 to RMB144.7 million for the year ended December 31, 2025. The change is consistent with the growth in revenues from overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

For the overseas insurance and comprehensive services, our operating costs and expenses increased by 33.7% from RMB93.4 million for the year ended December 31, 2024 to RMB124.9 million for the year ended December 31, 2025. The change was primarily due to higher costs incurred by commission-only brokers in relation to overseas insurance business.

Headquarters

For the headquarters, our operating costs and expenses increased by 15.6% from RMB727.3 million for the year ended December 31, 2024 to RMB840.7 million for the year ended December 31, 2025. The change was primarily due to an increase in provision for credit losses related to the suspended lending business.

For consistency and to provide a meaningful comparison, we also present operating costs and expenses under the traditional segmentation structure for the years ended December 31, 2024 and 2025, facilitating investors' comprehensive understanding of the Company's operational and financial trends in terms of costs and expenses during the Reporting Period.

	For the Year Ended December 31,		Change
	2024	2025	
	(RMB in thousands)		(%)
Wealth management	1,456,661	1,338,769	(8.1%)
Asset management	379,474	342,155	(9.8%)
Other businesses	130,958	152,652	16.6%
Total operating costs and expenses	1,967,093	1,833,576	(6.8%)

Our operating costs and expenses decreased by 6.8% from RMB1,967.1 million for the year ended December 31, 2024 to RMB1,833.6 million for the year ended December 31, 2025, which was primarily due to our cost control strategy on employee compensation and a decrease in one-off expense Gopher paid to one of its funds as general partner.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 8.1% from RMB1,456.7 million for the year ended December 31, 2024 to RMB1,338.8 million for the year ended December 31, 2025, primarily due to a decrease in the provision for losses related to long-term receivables and our cost control strategy on employee compensation.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 9.8% from RMB379.5 million for the year ended December 31, 2024 to RMB342.2 million for the year ended December 31, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Businesses

For other businesses, our operating costs and expenses for the year ended December 31, 2025 were RMB152.7 million, representing a 16.6% increase from RMB131.0 million for the year ended December 31, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 9.8% from RMB1,349.5 million for the year ended December 31, 2024 to RMB1,216.6 million for the year ended December 31, 2025, primarily due to our cost control strategy on employee compensation.

For the wealth management business, our compensation and benefits decreased by 9.1% from RMB1,065.2 million in 2024 to RMB967.9 million in 2025. During the Reporting Period, our relationship manager compensation decreased by 7.6% compared to 2024, aligning with the decrease in one-time commissions. Our other compensation decreased by 10.7% compared to the year ended December 31, 2024, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 9.0% from RMB245.0 million for the year ended December 31, 2024 to RMB222.9 million for the year ended December 31, 2025, primarily due to our cost control strategy on employee compensation.

Management Discussion and Analysis

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. Our selling expenses decreased by 9.7% from RMB269.0 million for the year ended December 31, 2024 to RMB242.8 million for the year ended December 31, 2025, primarily due to lower rental and related expenses incurred.

For the wealth management business, our selling expenses decreased by 11.4% from RMB195.8 million in 2024 to RMB173.4 million in 2025, primarily due to lower traveling expenses incurred.

For the asset management business, our selling expenses during the Reporting Period were RMB48.0 million, which was effectively flat compared to RMB46.8 million in 2024.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others. Our general and administrative expenses increased by 3.0% from RMB296.8 million for the year ended December 31, 2024 to RMB305.6 million for the year ended December 31, 2025, primarily due to higher legal expenses incurred in 2025.

For the wealth management business, our general and administrative expenses increased by 6.9% from RMB184.7 million for the year ended December 31, 2024 to RMB197.4 million for the year ended December 31, 2025, primarily due to higher legal expenses incurred in 2025.

For the asset management business, our general and administrative expenses during the Reporting Period were RMB71.7 million, which was effectively flat compared to RMB70.8 million in 2024.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets. We recorded provision for credit losses amounting to RMB52.2 million during the Reporting Period, while recorded provision for credit losses of RMB23.9 million for the year ended December 31, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

For the wealth management business, our reversal of credit losses for the year ended December 31, 2025 was RMB0.2 million compared to the provision for credit losses of RMB22.2 million for the year ended December 31, 2024, primarily due to a decrease in the provision for losses related to long-term receivables.

For the asset management business, our provision for credit losses for the year ended December 31, 2025 was RMB9.0 million, while we recorded provision for credit losses of RMB3.7 million for the year ended December 31, 2024. The change was primarily attributable to a decrease in expected collection of our accounts receivables.

For other businesses, our provision for credit losses for the year ended December 31, 2025 was RMB43.4 million, while reversal of credit losses was RMB2.0 million for the year ended December 31, 2024. The change was mainly related to an increase in provision for credit losses related to the suspended lending business.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees. Our other operating expenses decreased by 32.5% from RMB93.2 million in 2024 to RMB62.9 million in 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner during the Reporting Period.

For the wealth management business, our other operating expenses decreased by 16.4% from RMB43.1 million for the year ended December 31, 2024 to RMB36.1 million for the year ended December 31, 2025, primarily driven by lower other operating expenses relating to trust business.

For the asset management business, our other operating expenses for the year ended December 31, 2025 was RMB0.2 million, while other operating expenses for the year ended December 31, 2024 were RMB23.9 million. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner during the Reporting Period.

For other businesses, our other operating expenses during the Reporting Period were RMB26.6 million, which was effectively flat compared to RMB26.2 million in 2024.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses. Our government subsidies decreased by 28.8% from RMB65.2 million in 2024 to RMB46.5 million in 2025, primarily due to a decrease in government subsidies received from local governments.

For the wealth management business, our government subsidies decreased by 34.3% from RMB54.3 million for the year ended December 31, 2024 to RMB35.7 million for the year ended December 31, 2025, primarily due to a decrease in government subsidies received from local governments during the Reporting Period.

For the asset management business, our government subsidies decreased by 9.8% from RMB10.8 million for the year ended December 31, 2024 to RMB9.7 million for the year ended December 31, 2025, primarily due to a decrease in government subsidies received from local governments during the Reporting Period.

Management Discussion and Analysis

Income from Operations

As a result of the foregoing, our income from operations increased by 22.5% from RMB633.9 million in 2024 to RMB776.7 million in 2025. The increase in income from operations was primarily due to our cost control strategy on employee compensation which led to a 9.8% decrease in employee compensation as well as a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Income

Our total other income decreased by 65.9% from RMB233.7 million for the year ended December 31, 2024 to RMB79.8 million for the year ended December 31, 2025. The decrease in other income was primarily attributable to an increase in contingent litigation expenses related to the Camsing Incident, as well as higher exchange losses arising from foreign exchange fluctuations.

Loss from Equity in Affiliates

Our loss from equity in affiliates was RMB1.4 million for the Reporting Period, compared with loss from equity in affiliates of RMB112.0 million for the year ended December 31, 2024. The decrease in losses from equity in affiliates was primarily due to an increase in the fair value of the funds that Gopher managed.

Net Income

As a result of the foregoing, our net income increased by 14.4% from RMB487.0 million for the year ended December 31, 2024 to RMB557.2 million for the year ended December 31, 2025.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of December 31, 2025, we had RMB4,360.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2025, our cash and cash equivalents of RMB12.9 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2025.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of December 31, 2025, we did not pledge any assets (as of December 31, 2024: nil).

Future Plans for Material Investments or Capital Asset

As of December 31, 2025, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 15.0% (as of December 31, 2024: 15.0%).

Accounts Receivables

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2025, 90.5% of the balance of our accounts receivable was within one year (as of December 31, 2024: 89.9%).

Accounts Payable

As of December 31, 2025, the Group had no trade payables (as of December 31, 2024: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Management Discussion and Analysis

Contingent Liabilities

As of December 31, 2025, we had contingent liabilities of RMB505.5 million in relation to the unsettled Camsing Incident (as of December 31, 2024: RMB476.1 million). For further details, please refer to Notes 15 and 20 to the consolidated financial statements in this annual report.

Save as disclosed above and in "Material Litigation" in the section headed "Other Information" in this annual report, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2025.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB134.1 million for the year ended December 31, 2025 (for the year ended December 31, 2024: RMB82.2 million). Such an increase was primarily driven by our purchase and renovation of properties in Japan. As of December 31, 2025, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2024: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of December 31, 2025 (as of December 31, 2024: nil).

Employees and Remuneration

As of December 31, 2025, the Company had a total of 1,778 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2025:

Function	Number of Employees	% of Total
PRC		
Domestic public securities	292	16.4
Domestic asset management	189	10.6
Domestic insurance	22	1.2
Overseas		
Overseas wealth management	146	8.2
Overseas asset management	106	6.0
Overseas insurance and comprehensive services	113	6.4
Headquarter		
Business development	495	27.9
Middle and back office support	415	23.3
Total	**1,778**	**100.0**

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

Directors' Report

The Board is pleased to present this Directors' Report together with the consolidated financial statements of the Group for the year ended December 31, 2025.

Directors

The Directors who held office during the Reporting Period and up to the date of this annual report are:

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)
Mr. Kai Wang (王愷) *(resigned on January 23, 2025)* [1]
Mr. David Zhang (張彤)

Independent Directors

Ms. Xiangrong Li (李向榮)
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 58 to 62 of this annual report.

Note:

(1)   Due to adjustment of work arrangements, with effect from January 23, 2025, Mr. Kai Wang resigned from the position as a non-executive Director.

General Information

The Company was incorporated under the laws of the Cayman Islands in June 2007 as an exempted company with limited liability under the name of "Noah Holdings Limited" and has been carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)".

In November 2010, our ADSs were listed on the NYSE under the ticker symbol "NOAH". On July 13, 2022, the Company listed its Shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules. On December 23, 2022, the Company's voluntary conversion of its secondary listing status to a primary listing status on the Main Board of the Hong Kong Stock Exchange became effective.

Principal Activities

The Company is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. The Company pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. Through its wealth management platform, the Company distributes private equity, public securities, and insurance products denominated in RMB and other currencies, while its asset management capabilities support broader global asset allocation needs. As of December 31, 2025, the Company had established branches and service capabilities across Chinese mainland, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

Business Review

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business Review and Outlook" on pages 9 to 13 and "Management Discussion and Analysis" on pages 14 to 27 in this annual report. These discussions form part of this Directors' Report. Events affecting the Company that have occurred since the end of the financial year are set out in "Material Litigation" on page 90 and "Events after the Reporting Period" on page 91 in the section headed "Other Information" in this annual report.

Principal Risks and Uncertainties

Our business involves certain risks as set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the year ended December 31, 2025 filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Directors' Report

Risks Related to Our Business

- The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

- Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

- Our businesses may be adversely impacted by general economic and market conditions.

- The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.

- Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

- The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.

- Because the laws and regulations governing the industries of wealth management, asset management and other businesses in Chinese mainland are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.

- Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.

- Our lending business is subject to credit risks, which could adversely affect our results of operations.

- Our business involves relatively new business models which may not be successful.

Risks Related to Doing Business in China

- The Public Company Accounting Oversight Board of the United States (the "**PCAOB**") had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

- The approval of or filing with the CSRC or other PRC government authorities may be required under PRC laws in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

- Chinese mainland governmental authorities' complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

- Our business is subject to various evolving laws and regulations of Chinese mainland regarding data privacy and cyber security. Failure of cyber security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our ADSs and Shares

- The market price for our ADSs and/or Shares may continue to be volatile.

- There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or Shares as a source of future dividend income.

- Substantial future sales or perceived potential sales of our ADSs and/or Shares in the public market could cause the price of our ADSs and/or Shares to decline.

- Techniques employed by short sellers may drive down the trading price of our ADSs and/or Shares.

- If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or Shares, the market price for our ADSs and/or Shares and trading volume could decline.

- Holders of our Shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in Chinese mainland may also be limited.

- There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Risks Related to Corporate Structure

For risks related to our corporate structure, please refer to the sub-section below headed "Partially-Exempt Continuing Connected Transactions – Contractual Arrangements – Risks relating to the Contractual Arrangements and actions taken to mitigate the risks" for further details.

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

- *Board of Directors, Audit Committee and Internal Audit.* Our Directors and Audit Committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our Audit Committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.

- *Regulatory compliance.* We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.

- *Treasury management.* We have established and implemented treasury management policies and procedures in managing our investments, including:

  o *budget plans:* we require our subsidiaries and Consolidated Affiliated Entities to prepare budget plans on a periodic basis to optimize our Group's use of funds, according to which we could allocate proper amount of funds to be used in investment projects.

  o *approval process:* we have adopted approval processes related to investments, including (i) preliminary review and analysis of the proposed investment project (including but not limited to, background search, due diligence and compliance analysis), and (ii) the final review and approval by our treasury management committee.

  o *monitoring:* our treasury department and treasury management committee will continuously monitor the approved investment projects.

- *Licenses and approvals.* We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.

- *Data security.* We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management.

- *Know-your-client.* As part of our risk management and compliance practice, we operate a strict client due *diligence* process, including:

  o *At account opening:* we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.

  o *Before product purchase:* we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals' professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.

  o *Regular updates:* our relationship managers follow up with a registered client to complete questionnaires in order to update the client's risk profile and investment preferences on a regular basis.

Directors' Report

- *Client suitability assessment and record keeping*. We have adopted various measures to ensure that the client's risk profiles match the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients' risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.

- *Anti-money laundering*. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records, and (iv) requiring and source of fund information. We have further established an anti-money laundering information reporting system, as a part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

Environmental Policies and Performance

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Based on our environmental policies and goals set, the Group spares no efforts to minimize the relative environmental impact through energy-saving, carbon reduction measures, water use management, etc. On top of that, we also require our suppliers to operate in strict compliance with the relevant environmental regulations and rules and obtain all necessary permission and approval from the relevant government authorities. Details of such are set out in the environmental, social and governance report of the Company published on the date of this annual report.

Compliance With Relevant Laws and Regulations

As far as the Board and management are aware, the Group has complied in all material aspects with the relevant laws and regulations that have a significant impact on the business and operations of the Group. During the year ended December 31, 2025, there was no material breach of, or non-compliance with, applicable laws and regulations by the Group.

Connected Transactions

During the year ended December 31, 2025, no related party transaction disclosed in Note 19 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Hong Kong Listing Rules for which disclosure is required. The Company has complied with the disclosure requirements set out in Chapter 14A of the Hong Kong Listing Rules.

Partially-Exempt Continuing Connected Transactions

For details regarding the partially-exempt continuing connected transactions, please refer to "—Contractual Arrangements — PRC Contractual Arrangements" in this Director's report below.

Contractual Arrangements

PRC Contractual Arrangements

Background to the PRC Contractual Arrangements

During the Reporting Period, we operated our domestic asset management business under the PRC Contractual Arrangements. In our domestic asset management business, we acted as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions, which may require that investors shall not be foreign-invested enterprises ("**FIEs**") or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations.

We adopted the PRC Contractual Arrangements because if we were to conduct our domestic asset management business through our PRC subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the PRC Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business. The PRC Contractual Arrangements with Noah Investment and its shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (ii) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (iii) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. The PRC Contractual Arrangements allow us to consolidate the financial results of Noah Investment and its subsidiaries. During the Reporting Period, net revenues generated from entities controlled through the PRC Contractual Arrangements amounted to RMB626.4 million, accounting for 24.0% of our net revenue. As of December 31, 2025, total assets of the Group subject to the PRC Contractual Arrangements amounted to RMB3,778.1 million, accounting for 32.2% of our total assets.

Further details of the foreign investment restrictions under PRC laws and regulations are set out in the sections headed "PRC Contractual Arrangements" and "Regulations" in the Prospectus.

Directors' Report

Risks relating to the PRC Contractual Arrangements and actions taken to mitigate the risks

We believe the following risks are associated with the PRC Contractual Arrangements. Further details of these risks are set out on pages 80 to 87 of the Prospectus.

- We are a Cayman Islands holding company primarily operating in Chinese mainland through our subsidiaries and PRC Consolidated Affiliated Entities, including Noah Investment with which we have maintained PRC Contractual Arrangements and its subsidiaries in Chinese mainland. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of Chinese mainland relating to such agreements that establish the PRC Contractual Arrangements for a portion of our Chinese mainland operations, including potential future actions by the PRC government, which could affect the enforceability of the PRC Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds that our PRC Contractual Arrangements do not comply with laws, regulations, and rules of Chinese mainland, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.

- We rely on our PRC Consolidated Affiliated Entities to operate a portion of our Chinese mainland operations, which may not be as effective as direct ownership in providing operational control.

- PRC Contractual Arrangements among our PRC subsidiary, Noah Group, one of our PRC Consolidated Affiliated Entities, Noah Investment, and Noah Investment's shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

- Because certain shareholders of our PRC Consolidated Affiliated Entities are our Directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the PRC Consolidated Affiliated Entities. If any of the shareholders of our PRC Consolidated Affiliated Entities fails to act in the best interests of our Company or our shareholders, our business and results of operations may be materially and adversely affected.

- We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

- Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

- Chinese mainland's regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and PRC Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The structuring and implementation of the PRC Contractual Arrangements, including the detailed terms of the PRC Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

Updates in Relation to Foreign Investment Law

As advised by our PRC legal adviser, since contractual arrangements are not specified as a form of foreign investment under the Foreign Investment Law and if future laws, administrative regulations, or provisions of the State Council do not prescribe contractual arrangements as a form of foreign investment and relevant laws and regulations in respect of foreign investment remain unchanged, our PRC Contractual Arrangements will not result in violation of the Foreign Investment Law.

For the period from the Listing Date to December 31, 2025, the Foreign Investment Law has not been amended. For details about the impact and potential consequences of the Foreign Investment Law on our PRC Contractual Arrangements, please refer to "Impact and consequences of the Foreign Investment Law on the PRC Contractual Arrangements" in the section headed "History and Corporate Structure" in the Prospectus.

Nevertheless, considering that a number of existing conglomerates are operating under contractual arrangements and some of which have obtained listing status abroad and contractual arrangements are not specified as foreign investment under the Foreign Investment Law, our Directors are of the view that it is unlikely that the relevant regulations will take retrospective effect to require the relevant enterprises to remove the contractual arrangements.

Material change in relation to the PRC Contractual Arrangements

There were no other new PRC Contractual Arrangements entered into, renewed or reproduced during the financial year ended December 31, 2025. For the year ended December 31, 2025, none of the PRC Contractual Arrangements had been terminated.

There is no material change in the PRC Contractual Arrangements and/or the circumstances under which they were adopted during the year ended December 31, 2025.

Directors' Report

Summary of the Material Terms of the PRC Contractual Arrangements

A. PRC Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the "**PRC Exclusive Option Agreement**"), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC laws. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group's prior consent. The term of this PRC Exclusive Option Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. In June 2022, the Registered Shareholders and Noah Group amended the PRC Exclusive Option Agreement, removing the ten-year term and the automatic renewal arrangement mentioned above, after which the PRC Exclusive Option Agreement will remain effective until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder, without being subject to the consent of the parties thereunder. The exercise of the option by Noah Group or its third-party designee to purchase all or part of the equity interests in Noah Investment may subject us to substantial costs. The equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. Such tax amounts may be substantial and adversely affect our financial condition and results of operations. See "Risk Factors — Risks Related to Corporate Structure — If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs" in the Prospectus for more information on the risks in relation to exercising the option to acquire ownership in Noah Investment.

B.   PRC Exclusive Support Service Agreement

Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the "**PRC Exclusive Support Service Agreement**"), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment's operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the "**License Fee**") at the rates set by the board of Noah Group. The term of the PRC Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by the parties thereunder. In June 2022, Noah Investment and Noah Group amended the PRC Exclusive Support Service Agreement, removing the ten-year term and the automatic renewal arrangement mentioned above, after which the PRC Exclusive Support Service Agreement will remain effective until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder, without being subject to the consent of the parties thereunder.

C.   PRC Share Pledge Agreement

Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the "**PRC Share Pledge Agreement**"), the Registered Shareholders pledged all of their equity interests in Noah Investment (the "**Pledge Equity Interests**") to Noah Group as collateral to secure their obligations under the PRC Exclusive Option Agreement and Noah Investment's obligations under the PRC Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the PRC Exclusive Support Service Agreement or the PRC Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The term of the share pledge is same as that of the PRC Exclusive Option Agreement. The share pledges under the PRC Share Pledge Agreement have been registered with competent branches of State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局).

Directors' Report

D. PRC Powers of Attorney

Each of the Registered Shareholders executed a power of attorney in September 2007 (the "**PRC Powers of Attorney**"), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the rights to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The PRC Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

Hong Kong Listing Rules implications and the waiver granted

Pursuant to Paragraph 19 of Chapter 2.2 of the Guide for New Listing Applicants, the Company, as a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) secondary listed in Hong Kong under Chapter 19C of the Hong Kong Listing Rules, is allowed to retain its VIE structures (in effect at the time of its listing in Hong Kong) if it becomes primary listed in Hong Kong as a result of Primary Conversion (as defined herein).

The highest applicable percentage ratios (other than the profits ratio) under the Hong Kong Listing Rules in respect of the transactions associated with the PRC Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the PRC Contractual Arrangements, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules, (ii) the independent Shareholders' approval requirement under Rule 14A.36 of the Hong Kong Listing Rules, (iii) the requirement of setting an annual cap for the transactions under the PRC Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iv) the requirement of limiting the term of the PRC Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, subject to the following conditions:

(i)   No change without independent Directors' approval;

No change to the PRC Contractual Arrangements (including with respect to any fees payable to Noah Group thereunder) will be made without the approval of the independent Directors.

(ii)   No change without independent Shareholders' approval;

Save as described in condition (iv) below, no change to the agreements governing the PRC Contractual Arrangements will be made without the independent Shareholders' approval. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the PRC Contractual Arrangements in the annual reports of the Company (as set out in condition (v) below) will, however, continue to be applicable.

(iii)   Economic benefits flexibility;

The PRC Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIEs for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Noah Group by the VIEs under the relevant exclusive business cooperation agreement, and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs.

(iv)   Renewal and reproduction; and

On the basis that the PRC Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing PRC Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the PRC Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v)   Ongoing reporting and approvals.

The Company will fully comply with the disclosure requirements in relation to the PRC Contractual Arrangements under the Hong Kong Listing Rules and relevant guidance letter and listing decision, and disclose details relating to the PRC Contractual Arrangements on an on-going basis.

Directors' Report

Confirmation from independent Directors

The Company's independent Directors have reviewed the PRC Contractual Arrangements and confirmed that:

(i) the transactions carried out during the year have been entered into in accordance with the relevant provisions of the PRC Contractual Arrangements;

(ii) no dividends or other distributions have been made by the PRC Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year;

(iii) no new contracts were entered into, renewed or reproduced between the Group and the PRC Consolidated Affiliated Entities during the year;

(iv) the PRC Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v) the PRC Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi) the PRC Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Shareholders as a whole.

Conclusions from the Company's independent Auditor

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company has engaged the Auditor to conduct certain procedures in respect of the continuing connected transactions of the Group in accordance with the Hong Kong Standard on Assurance Engagement 3000 (Revised) "Assurance Engagement Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has confirmed to the Board in writing that for the year ended December 31, 2025, the aforesaid PRC Contractual Arrangements, which were entered into:

(i) nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii) nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv)   nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by Noah Investment to its shareholders which are not otherwise subsequently assigned or transferred to the Group.

U.S. Contractual Arrangements

Background to and Reasons for the U.S. Contractual Arrangements

During the Reporting Period, certain of our U.S. asset management business was operated under the U.S. Contractual Arrangements. In contrast to our U.S. asset management business focused on other sectors, a portion of our U.S. asset management business is dedicated to investments in emerging and high-growth sectors, including artificial intelligence, advanced technologies and digital assets. In this business, we mainly act as the investment manager of relevant investment funds, with investment portfolios comprising, among others, equity investments in private companies, fund investments and digital asset-related investments.

In the current environment, investments involving China-based investors may attract closer scrutiny, which may create substantial challenges and practical difficulties in the conduct of the Company's investment activities and asset management business operations in the U.S. market. The Company adopted the U.S. Contractual Arrangements to enhance its ability to effectively access and manage investment opportunities in the U.S. asset management market and mitigate potential operational hurdles encountered by foreign-owned investment managers, while remaining mindful of the complex regulatory landscape in the U.S. By utilizing this arrangement, the Company aims to better position itself to participate in the dynamic U.S. market, including in emerging and specialized sectors.

The U.S. Consolidated Affiliated Entity, namely Olive Partners Management, acts as the investment manager of the funds managed by the Group in the United States focusing on the portfolios in emerging and high-growth sectors. Two employees of our Group, each of whom is an independent third party, are registered members of the U.S. Consolidated Affiliated Entity, each holding 50% equity interest therein. The Group's control over, and entitlement to economic benefits from, the U.S. Consolidated Affiliated Entity is established through contractual arrangements entered into among the Group, the U.S. Consolidated Affiliated Entity and its respective registered members[1].

The U.S. Contractual Arrangements enable the Group to obtain effective control over, and receive substantially all of the economic benefits from, the U.S. Consolidated Affiliated Entity, and to consolidate its financial results as if they were subsidiaries of the Company under the prevailing accounting principles. During the Reporting Period, net revenues generated from the U.S. Consolidated Affiliated Entity controlled through the U.S. Contractual Arrangements amounted to RMB13.5 million, accounting for 0.5% of our net revenue. As of December 31, 2025, total assets of the Group subject to the U.S. Contractual Arrangements amounted to RMB14.0 million, accounting for 0.1% of our total assets.

1   Despite the above, Olive Partners Management conducts its own day-to-day operations and makes independent investment decisions in accordance with applicable U.S. regulations governing licensed institutions and their obligation to maintain operational and managerial independence.

Directors' Report

Risks relating to the U.S. Contractual Arrangements and actions taken to mitigate the risks

We believe the following risks are associated with the U.S. Contractual Arrangements:

- We are a Cayman Islands holding company that operates a portion of our U.S. asset management business through our subsidiaries and the U.S. Consolidated Affiliated Entity, with which we have entered into the U.S. Contractual Arrangements. Investors in our securities are not purchasing, and may never directly hold, equity interests in the U.S. Consolidated Affiliated Entity. We rely on the U.S. Consolidated Affiliated Entity to operate a portion of our U.S. asset management business, and U.S. Contractual Arrangements may not be as effective as direct ownership in providing control over business operations. If the U.S. Consolidated Affiliated Entity or its registered members fail to perform their obligations under the U.S. Contractual Arrangements, we may incur substantial costs and expend significant resources to enforce our rights, and such enforcement may not be successful, timely or effective.

- The U.S. Contractual Arrangements with the U.S. Consolidated Affiliated Entity and/or their registered members may be subject to scrutiny by U.S. tax authorities. If the relevant tax authorities take a different view of the tax treatment applicable to such arrangements, they may adjust the taxable income of the U.S. Consolidated Affiliated Entity, deny deductions, or impose additional taxes, interest or other charges, which could adversely affect our consolidated results of operations.

- Because the registered members of the U.S. Consolidated Affiliated Entity are also employees of the Group, conflicts of interest may arise between their duties to the Company and their respective interests or roles in the U.S. Consolidated Affiliated Entity. If such persons fail to act in the best interests of the Company and its Shareholders, our business, financial condition and results of operations could be adversely affected.

- As the primary beneficiary of the U.S. Consolidated Affiliated Entity for accounting purposes, we are exposed to the economic risks and potential losses associated with the U.S. Consolidated Affiliated Entity and may be required to provide financial support to it if it encounters financial difficulties. In addition, we do not maintain insurance specifically covering the risks associated with the potential invalidity, unenforceability or loss of control arising from the U.S. Contractual Arrangements. However, during the Reporting Period, as the net revenues generated from the U.S. Consolidated Affiliated Entity only represents 0.5% of our net revenue, and as of December 31, 2025, the total assets of the Group subject to the U.S. Contractual Arrangements only represents 0.1% of our total assets, we consider the related economic exposure was not material to the Group during the Reporting Period.

The structuring and implementation of the U.S. Contractual Arrangements, including the detailed terms of the U.S. Contractual Arrangements, as discussed herein, is designed to manage and mitigate the risks described above. In addition, the Group has adopted internal governance measures to address potential conflicts of interest, obtained advice from its U.S. legal adviser in connection with the U.S. Contractual Arrangements, and continues to monitor relevant legal and regulatory developments in the United States on an ongoing basis. For details, see "— Potential conflicts of interests and mitigation measures" below.

Updates in Relation to U.S. Foreign Investment Regulations

During the Reporting Period and up to the date of this annual report, the U.S. environment relating to foreign investment review remained stringent. The practical considerations underlying the adoption of the U.S. Contractual Arrangements, including heightened scrutiny of China-related investments in certain sectors and the resulting operational challenges associated with direct ownership structures, have not materially improved.

To our knowledge, during the Reporting Period, there were no material changes in applicable U.S. laws or regulations that expressly prohibit the U.S. Contractual Arrangements or otherwise render them invalid per se. At the same time, there has been no material relaxation of the foreign-investment-related regulatory and practical constraints that led to the adoption of the U.S. Contractual Arrangements. Accordingly, our Directors are of the view that the rationale for maintaining the U.S. Contractual Arrangements remains valid, and that there was no material change in the circumstances under which such arrangements were adopted during the Reporting Period. On that basis, the Group has continued to maintain the U.S. Contractual Arrangements and does not currently consider it appropriate, from a commercial and operational perspective, to unwind them.

Material changes in relation to the U.S. Contractual Arrangements

There were no other new U.S. Contractual Arrangements entered into, renewed, or reproduced during the financial year ended December 31, 2025. For the year ended December 31, 2025, none of the U.S. Contractual Arrangements had been terminated.

There is no material change in the U.S. Contractual Arrangements and/or the circumstances under which they were adopted during the year ended December 31, 2025.

Summary of the Material Terms of the U.S. Contractual Arrangements

The Company, through Olive Capital Investments SG Pte. Ltd. ("**Olive SG**"), its wholly owned subsidiary, entered into the U.S. Contractual Arrangements with the U.S. Consolidated Affiliated Entity and/or its registered members. The underlying agreements of the U.S. Contractual Arrangements include a set of exclusive business support agreements, exclusive option agreements, membership interest pledge agreements and powers of attorney (as applicable). The principal terms of the underlying agreements are summarized below:

A.　　U.S. Exclusive Option Agreements

To ensure that the Group has the ultimate right to acquire direct ownership of the U.S. Consolidated Affiliated Entity when legally permissible, Olive SG has entered into exclusive option agreement (the "**U.S. Exclusive Option Agreement**") with Olive Partners Management, and its registered members in July 2024.

Pursuant to the U.S. Exclusive Option Agreement, the registered members of Olive Partners Management have granted Olive SG or its designated entity an irrevocable and exclusive option to purchase, at any time and from time to time, all or any part of the limited liability company interests in the relevant entity (the "**Membership Interests**"). The option is exercisable at Olive SG's absolute and sole discretion for a nominal purchase price or the minimum price permitted by applicable U.S. law, including through (i) enforcing the pledge of the relevant Membership Interests under the U.S. Membership Interest Pledge Agreements (as defined below), or (ii) purchasing such Membership Interests through any other means and for any other consideration as determined by Olive SG or its designated entity. Except pursuant to the U.S. Contractual Arrangements, any sale, assignment, disposal, exchange, pledge, encumbrance, hypothecation or other transfer of, or grant of any proxy, power of attorney or other authorization in respect of, the Membership Interests is subject to Olive SG's prior written consent.

Directors' Report

B.   U.S. Exclusive Business Support Agreement

To enable the Group to receive substantially all of the economic benefits generated by, and to exercise effective operational control over Olive Partners Management, Olive SG has entered into an exclusive business support agreement (the "**U.S. Exclusive Business Support Agreement**") with Olive Partners Management in July 2024.

Pursuant to the U.S. Exclusive Business Support Agreement, Olive SG is appointed as Olive Partners Management's exclusive service provider and is entitled to determine the amount of the service fee payable by Olive Partners Management based on the support services provided and other relevant considerations, subject to relevant transfer pricing analysis. Olive SG also has the right, at its sole discretion, to collect any revenue to which Olive Partners Management is entitled directly on its behalf, with the amount so collected being deducted from the service fee. In addition, Olive Partners Management is required to obtain support services exclusively from Olive SG or its designated service provider unless Olive SG otherwise consents.

C.   U.S. Membership Interest Pledge Agreements

To secure the performance of obligations under the relevant U.S. Contractual Arrangements, the registered members of Olive Partners Management (the "**Pledgors**") have entered into parallel member interest pledge agreements (the "**U.S. Membership Interest Pledge Agreements**") with Olive SG in July 2024.

Pursuant to the U.S. Membership Interest Pledge Agreements, each Pledgor has pledged all of its respective Membership Interests in the relevant U.S. Consolidated Affiliated Entity, together with all related rights and proceeds (the "**Collateral**"), to Olive SG. These pledges create a continuing first-priority security interest in favor of Olive SG over the entirety of the relevant Membership Interests and secure the prompt and complete performance of the secured obligations (the "**Secured Obligations**") of the Pledgors and the relevant U.S. Consolidated Affiliated Entity under the applicable U.S. Contractual Arrangements. In the event of a breach of the Secured Obligations, Olive SG is entitled to enforce its rights against the Collateral, including exercising voting rights attached to the Collateral, taking possession of and transferring the Collateral to its own name (or its designee's name), or disposing of the Collateral in a public or private sale.

D.   U.S. Powers of Attorney

Each registered member of Olive Partners Management has executed an irrevocable power of attorney (the "**U.S. Power of Attorney**") in July 2024, appointing Olive SG as its attorney-in-fact and proxy in respect of the relevant Membership Interests.

Pursuant to the U.S. Powers of Attorney, Olive SG is granted full power and authority, including the power of substitution and delegation, to act on behalf of the relevant registered member in connection with the Membership Interests. These powers include, among other things, the power to: (i) requisition, convene and attend meetings of members; (ii) exercise all voting, consent and waiver rights in respect of the Membership Interests, including signing written resolutions; (iii) nominate, appoint and vote for the appointment of directors and management, to the extent applicable; (iv) manage, direct and control the business and affairs of the relevant entity, to the fullest extent permitted by applicable law and its organizational documents; (v) sell, assign, pledge or otherwise transfer the Membership Interests; and (vi) execute and deliver all resolutions, contracts, notices, instructions and other documents necessary or appropriate in connection with the exercise of such rights. The relevant registered members have also agreed not to exercise such rights themselves without Olive SG's prior written consent. The U.S. Power of Attorney is not intended to remove from Olive Partners Management or to cause Olive SG to assume the discretionary investment management services provided by Olive Partners Management to its investment advisory clients. Consistent with that intent, Olive SG has executed a written consent in July 2024 with reference to the U.S.Power of Attorney, authorizing certain members of Olive Partners Management to take actions for the purpose of (i) the acquisition, holding and disposition of investments by one or more pooled investment vehicles or other special purpose investment entities or accounts managed and/or sponsored by Olive Partners Management (each, a "**Fund**"), and (ii) Olive Partners Management's and each Fund's general operational matters in the ordinary course of their businesses.

Potential conflicts of interests and mitigation measures

The Group has implemented a combination of contractual protections and corporate governance measures designed to manage and mitigate potential conflicts of interest with relevant registered members and to enhance the stability and continuity of the Group's control over the U.S. Consolidated Affiliated Entity. The Directors are of the view that these measures are appropriate to safeguard the interests of the Company and its Shareholders as a whole. The principal safeguards include the following:

(i)   Institutionalization of control

Decision-making authority under the U.S. Contractual Arrangements is centralized at the Group level. In particular, the U.S. Powers of Attorney are granted by the registered members in favor of Olive SG, a wholly owned subsidiary of the Company, rather than in favor of any individual. This helps ensure that rights and powers under the U.S. Contractual Arrangements are exercised through a corporate vehicle of the Group. In addition, decisions relating to the U.S. Contractual Arrangements are made by the Directors and senior management of the Company, rather than by the registered members acting in their capacity as such, which reduces the potential for conflicts of interest.

(ii)   Irrevocable delegation of rights

Under the U.S. Powers of Attorney, the registered members have irrevocably delegated to Olive SG broad rights in respect of their equity interests, including voting, management and transfer-related rights, and have agreed not to exercise such rights themselves without Olive SG's prior written consent. These arrangements are intended to reduce the risk of inconsistent action by the registered members and to strengthen the Group's ability to exercise effective control over the U.S. Consolidated Affiliated Entity.

(iii)   Contractual right to acquire equity and security over membership interests

The Group also benefits from an exclusive and irrevocable option to acquire all or part of the equity interests in the U.S. Consolidated Affiliated Entity at a nominal price or the minimum price permitted by applicable law, together with pledge arrangements over such interests. These arrangements provide the Group with contractual and security protections that reinforce its control position and support enforcement of the registered members' obligations under the U.S. Contractual Arrangements. Taken together, these measures are designed to align the interests of the registered members with those of the Group and to reduce the risk of actions contrary to the Group's interests.

Hong Kong Listing Rules implications

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, none of the registered members of the U.S. Consolidated Affiliated Entity is a connected person of the Company (as defined in Chapter 14A of the Hong Kong Listing Rules). Accordingly, the transactions contemplated under the U.S. Contractual Arrangements do not constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules and are therefore not subject to the reporting, annual review, announcement or independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Directors' Report

Major Customers and Major Suppliers

During the year ended December 31, 2025, our customers primarily include our investment product providers whose products are distributed by us, and investment funds managed by us. For the year ended December 31, 2025, the revenue generated from the Group's five largest customers accounted for 23.7% (2024: 20.0%) of the Group's total revenue and no single customer accounted for more than 10.0% of the Group's total revenue (2024: nil).

During the year ended December 31, 2025, our suppliers primarily include marketing suppliers and professional service providers. The Group has no major suppliers due to the nature of our business. For the year ended December 31, 2025, no single supplier accounted for more than 10.0% of our purchases (2024: nil), and our five largest suppliers in aggregate accounted for less than 20.0% of our purchases.

None of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5.0% of the number of issued Shares of the Company (excluding the treasury shares)) had any interest in any of our five largest customers or suppliers during the year ended December 31, 2025.

During the year ended December 31, 2025, the Group did not experience any significant disputes with its customers or suppliers.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Articles of Association or the relevant laws of the Cayman Islands which would oblige the Company to offer new Shares on a *pro-rata* basis to the existing Shareholders.

Tax Relief and Exemption of Holders of Listed Securities

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

Subsidiaries

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

Property and Equipment

Details of property and equipment of the Group as of December 31, 2025 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

Share Capital and Shares Issued

Details of movements in the share capital of the Company for the year ended December 31, 2025 are set out in the Consolidated Statements of Changes in Equity on pages 103 to 104 of this annual report.

Sufficiency of Public Float

Pursuant to Rule 13.32B(1) of the Hong Kong Listing Rules relating to the continuing public float requirement for issuers, based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained and will maintain the prescribed percentage of public float under the Hong Kong Listing Rules.

Donation

During the year ended December 31, 2025, the Group made charitable donations of RMB1.8 million (2024: RMB9.3 million).

Debenture Issued

The Group did not issue any debenture during the year ended December 31, 2025.

Convertible Bonds

During the year ended December 31, 2025, the Group has not issued any convertible bonds.

Equity-Linked Agreements

Share Incentive Scheme

Details of the 2022 Share Incentive Plan are set out below in this section on pages 84 to 88 of this annual report.

Settlement Plans and Settlement in Relation to the Camsing Incident

In early 2018, one of the Consolidated Affiliated Entities of our Group, Shanghai Gopher, established credit funds (the "**Camsing Credit Funds**") to allow our clients to invest in account receivables (the "**Camsing Accounts Receivables**") arising from the sale of computer, consumer electronics and communication products by affiliates (the "**Sellers**") of Camsing International Holding Limited (formerly listed on the Hong Kong Stock Exchange with stock code "2662") ("**Camsing**") to a buyer (the "**Buyer**"). Under this supply chain factoring arrangement, the controlling shareholder and affiliates of Camsing guaranteed to repurchase the Camsing Accounts Receivables from the Camsing Credit Funds if the Buyer failed to settle the Camsing Accounts Receivables upon the relevant due dates.

Directors' Report

Our Company has maintained and implemented internal control procedures with respect to Shanghai Gopher's investment funds. During the internal control review of the Camsing Credit Funds, we discovered discrepancies in the identities of the contracting parties during two face-to-face interviews in mid-June 2019, and came to suspect that the Sellers had forged certain transactions with the Buyer, and that certain of the Camsing Accounts Receivables purported to be underlying assets for the Camsing Credit Funds did not arise from real commercial transactions between the Sellers and the Buyer. Among all financial institutions that had a business relationship with Camsing and its affiliates, Shanghai Gopher and its affiliate were the first to report the suspected fraudulent activities to the Shanghai Police and Shanghai Office of the China Securities Regulatory Commission (中國證券監督管理委員會) ("**CSRC**"), and initiated legal proceedings to the Sellers, the Buyer and relevant guarantors. These events are collectively referred to as the Camsing Incident (the "**Camsing Incident**").

As of December 31, 2025, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are subject to repayment default amounted to RMB3.4 billion.

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an *ex gratia* settlement offer to affected clients. An affected client who accepted the offer shall receive restricted share units ("**RSUs**") and become an ordinary shareholder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share (10 Shares after Share Subdivision).

Previous Settlement Plan

Prior to the Listing Date, we voluntarily offered two RSU vesting plans (Plan A and Plan B) (collectively, the "**Previous Settlement Plan**") for the affected clients to choose from. Under Plan A, the Company would issue RSUs to affected clients based on a vesting schedule, whereby 10% of the RSUs would be vested immediately upon the acceptance of the settlement offer and the remaining 90% of the RSUs would be vested evenly in the following nine years. Under Plan B, on the third anniversary of the acceptance of the offer, the affected clients would either decide to (a) receive an entitlement to future investment returns generated by the Camsing Credit Funds, while remaining unable to initiate claims against the Group; or (b) receive 40% of the RSUs, and on each subsequent anniversary, the Company would vest the remaining 60% of the RSUs evenly for the following six years. All RSUs issued within the period from contract inception to the third anniversary of contact shall not be vested until the investor chooses to retain the RSUs. For details, see Note 15 to the consolidated financial statements of this annual report.

As approved by the Board on August 24, 2020, a total number of new Class A ordinary shares (under current circumstances, Shares) not exceeding 1.6% of the share capital of our Company has been authorized to be issued under the Previous Settlement Plan annually for ten consecutive years. The settlement plan was not required to be approved by the Shareholders under our Articles.

As of the Listing Date, 595 out of 818 affected clients had accepted the offer under the Previous Settlement Plan. Under the Previous Settlement Plan, we granted a total of 3,715,114 RSUs involving 37,151,140 Shares following the Share Subdivision (represented by 7,430,228 ADSs), among which, 2,205,364 RSUs involving 22,053,640 Shares (represented by 4,410,728 ADSs) have vested and 1,509,750 RSUs involving 15,097,500 Shares (represented by 3,019,500 ADSs) were outstanding and yet to vested as of December 31, 2025[1].

New Settlement Plan

We have continued settling with the remaining 223 out of 818 affected clients (the "**Remaining Affected Clients**") by offering these clients new settlement plans (collectively, the "**New Settlement Plan**", together with the Previous Settlement Plan, the "**Settlement Plans**"). As of December 31, 2025, eight out of the Remaining Affected Clients had accepted the offer under the New Settlement Plan. During the Reporting Period, one out of the Remaining Affected Clients had accepted the offer pursuant to the New Settlement Plan. On August 12, 2025, we entered into a settlement agreement with such affected client, pursuant to which we shall grant 5,772 RSUs involving 57,720 Shares (represented by 11,544 ADSs) to such individual, convertible into the Shares upon vesting. The vesting timing of the RSUs was predetermined at the time of grant when entering into the settlement agreements, pursuant to which the RSUs granted to relevant affected clients shall vest in accordance with the vesting schedule, according to which, (a) certain percentage of the RSUs granted shall vest within 30 days from the date of the settlement agreement conditional upon the listing approval; and (ii) the remaining percentage of the RSUs granted shall vest in equal installments annually on or around a fixed date each year following the initial vesting date.

As of December 31, 2025, the total number of 55,263 RSUs involving 552,630 Shares (represented by 110,526 ADSs) have been granted to the Remaining Affected Clients who accepted the New Settlement Plan, among which, 27,632 RSUs involving 276,320 Shares (represented by 55,264 ADSs) have vested and 27,631 RSUs involving 276,310 Shares (represented by 55,262 ADSs) were outstanding and yet to vested under the New Settlement Plan.

As approved by the Shareholders on the AGM held on June 12, 2025, since the passing of such resolution in the AGM and until the conclusion of the next AGM to be held tentatively in May or June 2026, (i) the Company may issue no more than 19,109,566 Shares, accounting for approximately 5.74% of the Company's voting rights as of April 16, 2025, being the latest practicable date of the Company's circular dated April 25, 2025, under the issuance mandate to the affected clients of the Camsing Incidents who accepted Previous Settlement Plan; and (ii) the Company may also issue no more than 11,633,400 Shares, accounting for approximately 3.49% of the Company's voting rights as of April 16, 2025, under the issuance mandate to the affected client(s) of the Camsing Incidents who might accept the New Settlement Plan between the passing of such resolution in the AGM and until the conclusion of the next AGM to be held tentatively in May or June 2026.

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[1]   The calculation of the number of vested RSUs under each of the Settlement Plans is based on the U.S. Eastern Time.

Directors' Report

As of December 31, 2025, 3,770,377 RSUs involving 37,703,770 Shares (represented by 7,540,754 ADSs) have been granted to the affected clients who accepted the offers under the Settlement Plans, among which 2,232,996 RSUs involving 22,329,957 Shares (represented by 4,465,995 ADSs) have vested and 1,537,381 RSUs involving 15,373,813 Shares (represented by 3,074,759 ADSs) were outstanding and yet to vest.

Since December 31, 2025 and up to the date of this annual report, no additional RSUs have vested under the Settlement Plans, and no additional affected clients have accepted the offer under the New Settlement Plan.

Save as disclosed in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2025.

Dividend Policy and Dividend

The Board has approved and adopted a dividend policy (the "**Dividend Policy**") on August 10,2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022 and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group's non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company's unaudited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders' approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

In accordance with the Dividend Policy, the Directors recommended (i) final dividend of RMB306.0 million (approximately US$43.8 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the Reporting Period in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB306.0 million (approximately US$43.8 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution.

Based on the number of issued Shares of the Company (excluding 7,422,860 Shares underlying 1,484,572 ADSs repurchased by the Company as of March 24, 2026 (Hong Kong Time) for cancellation but not yet cancelled) as of the date of this annual report, if declared and paid, (i) a final dividend of RMB0.933 (equivalent to approximately US$0.133 per Share (tax inclusive[1]) in respect of the year ended December 31, 2025, and (ii) a non-recurring special dividend of RMB0.933 (equivalent to approximately US$0.133) per Share (tax inclusive[1]); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of issued Shares of the Company (excluding the treasury shares (if any) and Shares underlying ADSs repurchased by the Company for cancellation but not yet cancelled) entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. As of the date of this annual report, the Company did not hold any treasury shares.

Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 11, 2026. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2026. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders and the announcement(s) to be made by the Company in due course.

Permitted Indemnity

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2025.

The Company has also taken out liability insurance to provide additional coverage for the Directors and senior management of the Company for their liabilities arising out of corporate activities. The insurance coverage will be reviewed on an annual basis.

Reserves

Details of movements in the reserves of the Group and the Company during the year ended December 31, 2025 are set out in the Consolidated Statements of Changes in Equity on pages 103 to 104 of this annual report. The distributable reserves of the Company as of December 31, 2025 were RMB2,935.9 million (as of December 31, 2024: RMB3,077.3 million).

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1   Tax referred to in this annual report in relation to the final dividend and special dividend means any tax that may be applicable to the Shareholder and ADS holders, whereas there is no applicable withholding tax applied to the final dividend and special dividend.

Directors' Report

Investment Policy and Portfolio

The Company's investment policy aims to preserve and grow its assets, maintain sufficient liquidity, and foster synergies with its core wealth and asset management businesses serving HNW investors. To support our long-term strategic priorities, including domestic and overseas expansion, we focus on assets that complement our principal operations while strictly prohibiting speculative, high-risk, or highly leveraged transactions.

Our permissible investments primarily encompass: (i) held-to-maturity investments and term deposits; (ii) trading debt securities; (iii) listed equity securities or public securities or index-related funds measured at fair value; (iv) available-for-sale investments; and (v) alternative and long-term investments, including private equity investments, private credit funds and real estate funds or other private hedge funds that we believe, are in the best interest of our Company and Shareholders. Cash and cash equivalents consist of highly liquid instruments with original maturities of three months or less. While these categories form our primary focus, we retain the flexibility to selectively pursue strategic investments and acquisitions, subject to rigorous independent due diligence and established approval procedures.

Our portfolio strategy balances short-term liquidity management with long-term value creation. As of December 31, 2025, we did not hold any single investment that accounted for 5% or more of our total assets. Our investment portfolio is highly diversified and primarily consists of liquid trading debt securities, term deposits, long-term strategic investments and investments in affiliates. Consistent with our business model, a significant portion of our investments in affiliates represents capital deployed into funds managed by the Company, which serves to align our interests with those of our investors and support the development of our proprietary fund offerings. For further details of our investments, please refer to Note 5 to the consolidated financial statements in this annual report.

The Company has established comprehensive internal controls and risk management measures over its investment activities through its treasury management policies and procedures. For details, please refer to "Directors' Report — Principal Risks and Uncertainties — Risk Management and Internal Control" of this annual report.

Purchase, Sale or Redemption of the Company's Listed Securities

Details of ADSs repurchased by the Company on NYSE during the Reporting Period and the reasons for such repurchases are set out on pages 88 to 89 of this annual report.

Directors' Service Contracts

Each of our executive Directors has entered into a director agreement with our Company on July 17, 2017 without fixed term (subject to re-election as and when required under the Articles of Association and the Hong Kong Listing Rules). Either party may terminate the agreement by giving the other party no less than 30-day written notice, or such shorter period as the parties may agree upon.

Ms. Chia-Yue Chang, being a non-executive Director, entered into a new director agreement on August 29, 2023 with our Company for a term of three years commencing from the same date. Mr. Boquan He, being a non-executive Director under the Hong Kong Listing Rules, has entered into a director agreement with our Company on July 17, 2017 without fixed term (subject to re-election as and when required under the Articles of Association and the Hong Kong Listing Rules). Mr. David Zhang, being a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE, entered into a director agreement with our Company on June 30, 2024 for a term of three years commencing from the same date. Pursuant to the aforementioned director agreements, either party has the right to terminate the agreement by giving the other party no less than 30-day written notice, or such shorter period as the parties may agree upon.

Ms. Cynthia Jinhong Meng, being an independent Director, entered into an independent director agreement with the Company on August 29, 2023, which came into effect on the same date and will expire on the earlier of (i) August 29, 2026, and (ii) the date on which she ceases to be a member of the Board for any reason. Ms. May Yihong Wu, being an independent Director, renewed her independent director agreement with the Company on November 16, 2023, which came into effect on the same date and will expire on the earlier of (i) November 16, 2026, and (ii) the date on which she ceases to be a member of the Board for any reason. Ms. Xiangrong Li, being an independent Director, entered into an independent director agreement with the Company on June 30, 2024, which came into effect on the same date and will expire on the earlier of (i) August 29, 2026, and (ii) the date on which she ceases to be a member of the Board for any reason. Either the independent Directors or the Company has the right to terminate the independent director agreement by giving the other party no less than 30-day written notice, or such shorter period as the parties may agree upon.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

Directors' Interests in Transactions, Arrangements or Contracts of Significance

Save as disclosed in the section "Connected Transactions" of this Directors' Report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period or at the end of the year ended December 31, 2025.

Directors' Report

Emoluments of Directors and the Five Highest Paid Individuals

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee of the Company to formulate compensation policies. The compensation is determined and recommended based on each executive Director's and senior management personnel's qualification, position and seniority. As for the non-executive or independent Directors, their compensation is determined by the Board upon recommendation from the Compensation Committee. The Directors and the senior management personnel are eligible participants of the 2022 Share Incentive Plan, details of which are set out in this annual report and Note 14 to the consolidated financial statements.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Note 22 and Note 23 to the consolidated financial statements, respectively. None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office.

Retirement Benefits Scheme

Majority of full-time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Under such schemes, no forfeited contributions shall be used by the Group to reduce the existing level of contributions. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan. The only obligation of the Group with respect to this employee benefit plan is to make the required contributions under the scheme. Details of the pension contributions of the Company are set out in Note 16 to the consolidated financial statements in this annual report.

Contracts with the Single Largest Shareholders

Save as set out in "Connected Transactions" above, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the single largest Shareholders during the year ended December 31, 2025.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2025.

Auditor

On July 13, 2022, the Company listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules. The Company has no change in auditors since the Listing Date. The consolidated financial statements of the Group have been audited by Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

Directors' Rights to Acquire Shares or Debentures

Save as disclosed in this annual report, at no time during the year ended December 31, 2025 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

Directors' Interests in Competing Business

Save as disclosed in this annual report, during the year ended December 31, 2025, neither our single largest shareholder(s) nor any of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Hong Kong Listing Rules.

From time to time our non-executive Directors may serve on the boards of private and/or public companies within the industries similar as our Group's. However, as such non-executive Directors are neither our single largest shareholders nor members of our executive management team, we do not believe that their interests in such companies as directors would render us incapable of carrying on our business independently from the other companies in which they may hold directorships from time to time.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, April 29, 2026

Directors and Senior Management

Directors

Ms. Jingbo Wang (汪靜波), aged 53, is one of the founders and has been the chairwoman of the Board since its inception in August 2005 and the CEO until December 29, 2023. Ms. Wang has over 24 years of experience in wealth management and asset management industries. Prior to co-founding our Company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (湘財證券有限責任公司, currently known as 湘財證券股份有限公司) ("**Xiangcai Securities**"), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm's wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (湘財荷銀基金管理有限公司) (currently known as Manulife Fund Management Co., Ltd. (宏利基金管理有限公司)), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002.

Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 (2019 年度中國最具影響力的 30 位商界女性) by China Entrepreneur《中國企業家》雜誌社). In 2017, she was listed on Forbes' China Top 100 Businesswomen in 2017 (福布斯 2017 年中國傑出商界女性百強榜). In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women's Entrepreneurial Challenge Award from the International Women's Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2009. Ms. Wang received her master's degree in management in December 1999 from Sichuan University (四川大學) in Sichuan, China.

Mr. Zhe Yin (殷哲), aged 51, is one of the founders of the Company and has been a Director since June 2007. He was appointed as the CEO on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 24 years of professional experience and possesses an in-depth understanding of the Company's operations and culture. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014.

Prior to co-founding our Company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch (交通銀行股份有限公司上海分行), with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin served as a director of Dalian Zeus Entertainment Co., Ltd. (大連天神娛樂股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354).

Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of the Asset Management Association of China (中國證券投資基金業協會母基金專業委員會) from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China's Best Private Equity Investors in 2017 and one of the Top 50 China's Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd. (上海投中信息諮詢股份有限公司), a leading financial services technology enterprise in China's private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China's VC/PE Fund Limited Partner Market 2021 (2021 年中國股權投資基金有限合夥人市場最具影響力投資人) selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China.

Mr. Yin received his MBA degree from China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2010 and his bachelor's degree in economics from Shanghai University of Finance and Economics (上海財經大學) in Shanghai, China, in July 1997.

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉), aged 65, has been a Director since August 2007 until her re-designation from a Director to a non-executive Director on August 29, 2023. She currently holds certain non-executive positions within the Group, including, among others, the vice chairman of the board of Noah Upright and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the ESG committee and the fairness committee, respectively, of our Company.

Ms. Chang received her master's degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor's degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.

Mr. Boquan He (何伯權), aged 65, has been a Director since August 2007 and has served as an independent Director since October 2011 under applicable U.S. regulations. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd.* (廣東今日投資有限公司) since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group (廣東樂百氏集團), a then renowned food and beverage company which was acquired by Danone Group (達能集團) in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019.

Mr. He received his two-year college graduation certificate from Guangdong Television Public University (廣東廣播電視大學) (currently known as Guangdong Open University (廣東開放大學)) in Guangdong, China, in July 1986.

Directors and Senior Management

Mr. David Zhang (張彤), aged 63, was appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the NYSE on June 30, 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisition (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the Unites States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy.

Mr. Zhang has been serving as an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012, a member of the board of trustees of Tulane University since February 2023, an independent director of Morgan Stanley Securities (China) Co., Ltd. (摩根士丹利證券(中國)有限公司) since July 2024, and an independent director of WeRide, the shares of which are listed on NASDAQ stock market (ticker symbol: WRD), since October 2024. He had also been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis International LLP in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years.

Mr. Zhang graduated from Beijing Foreign Studies University (北京外國語大學) with his bachelor's degree in 1981 in China and received his juris doctor degree from Tulane University Law School in 1991 in U.S. He has also been rated as a top capital markets attorney by Chambers Global, Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific for several times.

Independent Directors

Ms. Xiangrong Li (李向榮), aged 53, was appointed as an independent Director on June 30, 2024. Ms. Li has extensive experience in accounting and financial management. She has been serving as a deputy general manager and the financial controller of Beijing Tourist Hotel (Group) Co., Ltd. (北京首旅酒店(集團)股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258), since September 2016 after its merger with Homeinns Hotel Group (previously listed on NASDAQ stock market with the ticker symbol "HMIN"). Before that, Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to September 2016. She also served as the chief financial officer of Hengdeli Holdings Ltd, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3389), from 2010 to August 2014. Prior to that, Ms. Li was employed by Unilever for various positions from 1993 to 2010, including serving as the financial controller for Greater China region from 2007 to 2010. Ms. Li has been serving as an independent non-executive director of Viva Biotech Holdings (維亞生物科技控股集團), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1873), since April 2019, and she also served as an independent director of MakeMyTrip Limited, an Indian online travel company, the shares of which are listed on NASDAQ stock market (ticker symbol: MMYT) from September 2019 to May 2024.

Ms. Li obtained her bachelor's degree in international accounting jointly awarded by the Shanghai University of Finance and Economics (上海財經大學) and Shanghai International Studies University (上海外國語大學) in China in July 1993. She also obtained her master's degree in executive management business administration from China Europe International Business School (中歐國際商學院) in Shanghai, China in September 2008.

Ms. Li held several accounting qualifications. She has been admitted as (i) a fellow of the Institute of Public Accountants in Australia since July 2020, (ii) a fellow of the Association of Chartered Certified Accountants since July 2003, and (iii) a member of The Chinese Institute of Certified Public Accountants (中國註冊會計師會) since August 1995, respectively. She was awarded (i) the CFO of the Year in China (中國年度 CFO) by New Financial 《新理財》 magazine in November 2012; (ii) the China Best CFO Leadership Award jointly by ACCA, SNAI and Korn Ferry in November 2019; and (iii) the 2020 International Financial Leader of the Year in China (2020 中國國際財務領袖年度人物) by China CFO Development Centre (中國 CFO 發展中心) in December 2020.

Ms. Cynthia Jinhong Meng (孟晉紅), aged 56, has been an independent Director since August 29, 2023. She has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited ("**Credence**"), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies, fund raising and investor engagement issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on strategic communications with investors and capital market shareholders.

Directors and Senior Management

Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom ("**TMT**") equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific pte Ltd. from October 1994 to August 1996.

Ms. Meng obtained her master's degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor's degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business. Ms. Meng obtained the certificate of Advanced Management Program from Harvard Business School in November 2024.

Ms. May Yihong Wu (吳亦泓), formerly named as Ning Wu (吳寧), aged 58, has been serving as an independent Director since November 2010. She has been serving as an independent director of Trip.com Group Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 9961) and NASDAQ (ticker symbol: TCOM) since February 2026. She has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited, the shares of which are listed on NASDAQ (ticker symbol: MMYT) since May 2024. Ms. Wu has been serving as an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241) since August 2023 and an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited (太古地產有限公司), a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972) since May 2017. During July 2019 to May 2023, she also served as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010.

Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master's degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor's degree in biochemistry from Fudan University (復旦大學) in Shanghai, China in July 1989.

Senior Management

Our senior management team comprises of Ms. Jingbo Wang, Mr. Zhe Yin and Mr. Qing Pan. See "－Directors" for biographies of Ms. Jingbo Wang and Mr. Zhe Yin.

Mr. Qing Pan (潘青), aged 51, has been the chief financial officer of our Company since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our Group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies' U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., Chinese mainland, and Hong Kong. From August 2017 to February 2023, Mr. Pan has served as an independent director of JCET Co., Ltd. (江蘇長電科技股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584).

Mr. Pan obtained his master's degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor's degree in teaching Chinese as a foreign language from Beijing Foreign Studies University (北京外國語大學) in Beijing, China, in July 1997.

Joint Company Secretaries

Our joint company secretaries include Mr. Qing Pan and Ms. Ng Wing Shan. See "－Senior Management" for biography of Mr. Qing Pan.

Ms. Ng Wing Shan (吳詠珊) is our joint company secretary. Ms. Ng currently serves as a director of the corporate services department of Vistra Corporate Services (HK) Limited. Ms. Ng has over 23 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies and private companies. Ms. Ng is a fellow member of The Hong Kong Chartered Governance Institute and a fellow member of The Chartered Governance Institute in the United Kingdom.

Changes to Directors' Information

From the date of the Company's interim report in 2025 and up to the date of in this annual report, changes in Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules are set out below:

• Ms. May Yihong Wu (吳亦泓), an independent Director, appointed as an independent director of Trip.com Group Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 9961) and NASDAQ (ticker symbol: TCOM), effective February 25, 2026.

Save as disclosed above, the Directors hereby confirm that no other information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules since the date of the Company's 2024 annual report and as of the date of this annual report.

Corporate Governance

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2025.

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code save for the following. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Code Provision B.3.5 of the Corporate Governance Code, which became effective on July 1, 2025, requires issuers to appoint at least one director of a different gender to the nomination committee. During part of the Reporting Period following the effective date of Code Provision B.3.5, the composition of the Company's nomination committee comprised directors of the same gender, who are three highly qualified female Directors. The Board believes that the underlying policy intent of this code provision – to promote gender diversity and mitigate the risk of historically male-dominated governance structures – is effectively satisfied by our current composition. Consequently, the Board considers that the spirit and objective of the code provision have been fully observed. The Board will continue to evaluate the committee's composition from time to time and will factor in gender diversity, alongside requisite expertise and experience, when identifying suitable candidates in the future.

Company's Culture

The Board believes that corporate culture underpins the long-term business, economic success and sustainable growth of the Group. A strong culture enables the Company to deliver long-term sustainable performance and fulfil its role as a responsible corporate citizen. The Company is committed to developing a positive and progressive culture that is built on its purpose, vision and mission.

During the year ended December 31, 2025, the Company continued to strengthen its cultural framework by focusing on the following:

- *Purpose*: With the purpose of focusing on clients' needs and offering comprehensive financial services, we are constantly innovating and making breakthroughs in our products and services. By focusing on sustainability in our daily operations and financial methodologies, we are able to support national and societal efforts at sustainability from the ecological systems in wealth management and asset management. We adhere to a company culture characterized by constant thinking, discussion and practice of sustainability.

- *Mission*: We updated our corporate mission in 2018 as "enriching life with wealth and wisdom" and envision ourselves to become a trustworthy partner by developing a deep understanding of clients through the pursuit of professionalism and excellence.

- *Values*: We actively work to promote our growth and operations in a sustainable and responsible manner and aim to become a company built on sustainable development and responsible strategies, aligned with our core corporate values – client-centricity, integrity, professionalism, embracing changes, self-improvement, and passion.

The Board sets and promotes corporate culture and expects and requires all employees to reinforce. All of our new employees are required to attend orientation and training programs so that they may better understand our corporate culture, structure and policies, learn relevant laws and regulations, and raise their quality awareness. In addition, from time to time, the Company will invite external experts to provide training to our management personnel to improve their relevant knowledge and management skills.

The Board always ensures that the objectives, values and strategies set are consistent with the corporate culture, while all directors take the lead to act and are committed to promoting the corporate culture. For details of the Company's achievements during the Reporting Period, please see the section headed "Management Discussion and Analysis" in this annual report. The Board believes that the Company's existing business model is in line with the Company's objective and long-term strategy of becoming the most trusted wealth management advisor for the global Chinese HNW population.

The Board considers that the corporate culture and the purpose, values and strategy of the Group are aligned.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the "**Code**") and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Statement**") as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company's own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Board Composition

The Board currently comprises eight members consisting of two Directors, three non-executive Directors and three independent Directors.

During the year ended December 31, 2025 and up to the date of this corporate governance report, the composition of the Board comprises the following Directors:

Directors

Ms. Jingbo Wang (汪靜波) *(Chairwoman of the Board)*
Mr. Zhe Yin (殷哲) *(Chief Executive Officer)*

Corporate Governance

Non-executive Directors

Ms. Chia-Yue Chang (章嘉玉)
Mr. Boquan He (何伯權)*
Mr. Kai Wang (王愷) *(resigned on January 23, 2025)*
Mr. David Zhang (張彤) *

Independent Directors

Ms. Xiangrong Li (李向榮)
Ms. Cynthia Jinhong Meng (孟晉紅)
Ms. May Yihong Wu (吳亦泓)

Note:

*   Each of Mr. Boquan He and Mr. David Zhang is appointed as the non-executive Director under the Hong Kong Listing Rules and the independent Director under the rules and regulations of the New York Stock Exchange.

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 58 to 62 of this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board and the senior management.

The Company has established formal and informal channels to ensure independent views and input are available to the Board. Independent Directors served as the chairman/chairwomen (save for the chairwoman of the Corporate Governance and Nominating Committee which was assumed by the chairwoman of the Board from March 28, 2023) and majority members on the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee for the year ended December 31, 2025. Through participation in Board meetings, providing valuable perspectives to the Board discussions and serving on various Board committees, all non-executive Directors and independent Directors are contributory to the effective running of the Company, and free to express their views in an open and candid manner. Should the circumstances require, independent Directors have open access to interact with the management and other Board members with the chairwoman of the Board outside the boardroom. Apart from the mechanisms mentioned above, the chairwoman of the Board holds annual meeting(s) with the independent Directors without the presence of other Directors. The implementation and effectiveness of the above mechanisms are subject to annual review by the Board.

General Meeting, Board Meetings and Committee Meetings

Code provision C.5.1 of the Corporate Governance Code stipulates that board meetings should be held at least four times a year at approximately quarterly intervals with active participation of the majority of the Directors, either in person or through electronic means of communications. During the year ended December 31, 2025, nine Board meetings were held. The Company expects to continue to convene at least four regular Board meetings in each financial year at approximately quarterly intervals in accordance with code provision C.5.1 of the Corporate Governance Code.

A summary of the attendance record of the Directors at Board meetings and committee meetings during the year ended December 31, 2025 is set out in the following table below:

Number of meeting(s) attended/Number of meeting(s) held[1]

Name of Director	Annual general meeting	Board meeting	Meeting of Audit Committee	Meeting of Compensation Committee	Meeting of Corporate Governance and Nominating Committee
Jingbo Wang	1/1	9/9	N/A	N/A	1/1
Zhe Yin	1/1	9/9	N/A	N/A	N/A
Chia-Yue Chang	1/1	9/9	N/A	N/A	N/A
Kai Wang [2]	N/A	N/A	N/A	N/A	N/A
Boquan He	1/1	5/9	N/A	2/2	N/A
David Zhang	1/1	5/9	4/4	N/A	N/A
Xiangrong Li	1/1	5/9	4/4	N/A	N/A
Cynthia Jinhong Meng	1/1	5/9	4/4	2/2	1/1
May Yihong Wu	1/1	4/9	N/A	2/2	1/1

Notes:

(1) The Director's attendance refers to the number of annual general meetings, Board meetings and/or Board committee meetings (as applicable) held during his/her tenure.

(2) Due to adjustment of work arrangements, with effect from January 23, 2025, Mr. Kai Wang resigned from the position as a non-executive Director.

Independent Directors

The Company has received from each of the independent Directors an annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules and considers each of the independent Directors to be independent.

During the Reporting Period, the Board has at all times met the requirements of the Hong Kong Listing Rules relating to the appointment of at least three independent Directors, representing at least one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

Corporate Governance

Appointment and Re-Election of Directors

Code provision B.2.2 of the Corporate Governance Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. During the Reporting Period, Ms. Jingbo Wang, Mr. Zhe Yin, Mr. David Zhang and Ms. Xiangrong Li were re-elected as their respective role in the Board at the annual general meeting. Due to adjustment of work arrangements, Mr. Kai Wang resigned from their respective position in the Board in January 2025.

Each of our executive Directors has entered into a director agreement with our Company. The term of office of our executive Directors is disclosed under "Directors' Report" on page 55 of this annual report.

Each of our non-executive Directors entered into a director agreement with our Company. The term of office of our non-executive Directors is disclosed under "Directors' Report" on page 55 of this annual report.

Each of our independent Directors has entered into an independent director agreement with our Company. The term of office of our independent Directors is disclosed under "Directors' Report" on page 55 of this annual report.

Responsibilities, Accountabilities and Contributions of the Board and Management

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

Board Committees

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code. It includes a non-executive Director and two independent Directors.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve related party transactions and provide advice and comments to the Board.

The composition of the Audit Committee during the Reporting Period is set out below:

	Since January 1, 2025 and up to December 31, 2025
Ms. Xiangrong Li	Chairwoman
Mr. David Zhang	Member
Ms. Cynthia Jinhong Meng	Member

The Board confirms that, during the Reporting Period, the chairwoman and members of the Audit Committee, each being our independent Director or non-executive Director, are equipped with the appropriate professional qualifications.

During the Reporting Period, the Audit Committee has held four meetings. The Audit Committee will hold at least four meetings and meet the external auditors at least twice in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

The following is a summary of work performed by the Audit Committee during the Reporting Period:

• reviewed the performance of the Company's independent auditors;

• oversaw the annual audit and interim and quarterly reviews of the financial results and/or statements;

• oversaw the financial reporting process, risk management and internal controls;

• reviewed the Company's policies relating to the ethical handling of conflicts of interest and relative past or proposed transactions between the Company and members of management as well as policies and procedures with respect to officers' expense accounts and perquisites;

• reviewed and evaluated the Company's Related Party Transactions Administrative Measures and the relative proposed transactions; and

- secured independent expert advice to the extent the Audit Committee deems appropriate.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, including the audited consolidated annual results of the Group for the year ended December 31, 2025 and has met with the independent auditor, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent auditor of the Company, Deloitte Touche Tohmatsu.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code. It includes a non-executive Director and two independent Directors.

The primary duties of the Compensation Committee are to evaluate the performance of our Directors and senior management, review and make recommendations to the Board with respect to their compensation and review the Company's general compensation and employee benefit plans.

The Compensation Committee has adopted the second model described in code provision E.1.2(c) under the Corporate Governance Code (i.e., make recommendation to our Board on the compensation packages of individual executive directors and senior management of the issuer).

The composition of the Compensation Committee during the Reporting Period is set out below:

	Since January 1, 2025 and up to December 31, 2025
Ms. May Yihong Wu	Chairwoman
Mr. Boquan He	Member
Ms. Cynthia Jinhong Meng	Member

During the Reporting Period, the Compensation Committee has held two meetings. The Compensation Committee will hold at least two meetings in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

The following is a summary of work performed by the Compensation Committee during the Reporting Period:

- determined the policy for the compensation of executive Directors;

- assessed performance of executive Directors;

- reviewed the goals and objectives of the Directors' and senior management's compensation plans;

- reviewed the general compensation plans and other employee benefit plans;

- reviewed and monitored the training and continuous professional development of Directors and senior management; and

- reviewed material matters relating to share schemes under Chapter 17 of the Hong Kong Listing Rules, including, among others, (a) reviewing the terms of the grant (the "**March Grant**") of 60,000 RSUs to the employee participants on March 31, 2025 (U.S. Eastern Time), the details of which were set out in the Company's announcement dated April 1, 2025; (b) reviewing the terms of the grant (the "**December Grant**", together with the March Grant, the "**Grants**") of 20,000 RSUs to the employee participants on December 20, 2025 (U.S. Eastern Time), the details of which were set out in the Company's announcement dated December 21, 2025; and (c) with respect to the Grants, considering and giving view whether such shorter vesting period was appropriate.

Details of the Directors' remuneration for the year ended December 31, 2025 are set out in Note 22 to the consolidated financial statements.

Remuneration by band of the senior management of the Group for the year ended December 31, 2025 is set out below:

Remuneration band (RMB)	Number of senior management
5,000,001-10,000,000	2
10,000,001-15,000,000	1
Total	**3**

Note:

Those remuneration includes RSUs in respect of their services to the Group under the 2022 Share Incentive Plan. Details are set out in Note 14 to the consolidated financial statements. The share-based compensation in respect of the individuals were based on the expenses recognized in the Group's consolidated statements of operations during the year ended December 31, 2025, which did not represent the actual fair value of RSUs vested in the corresponding periods.

Corporate Governance

Corporate Governance and Nominating Committee

The Company has established a Corporate Governance and Nominating Committee in compliance with the Corporate Governance Code and Rule 3.27A of the Hong Kong Listing Rules. It includes a Director and two independent Directors.

The primary duties of the Corporate Governance and Nominating Committee include, among other things, in respect of its nomination functions, to make recommendations to the Board on the appointment of Directors and to develop, recommend and periodically review the process and criteria of Board member selection, and in respect of its corporate governance functions, to develop, recommend and periodically review a set of corporate governance guidelines, to advise the Board periodically with respect to significant developments in the laws and practice of corporate governance as well as the Company's compliance therewith, to review the Board's leadership structure and recommend changes to the Board as appropriate, and to consider, develop and recommend such policies and procedures with respect to the nomination of Directors or other corporate governance matters as may be required pursuant to any rules promulgated by the NYSE, the rules and regulations of the SEC, the Hong Kong Listing Rules or otherwise considered to be desirable and appropriate.

The composition of the Corporate Governance and Nominating Committee during the Reporting Period is set out below:

	Since January 1, 2025 and up to December 31, 2025
Ms. Jingbo Wang	Chairwoman
Ms. Cynthia Jinhong Meng	Member
Ms. May Yihong Wu	Member

During the Reporting Period, the Corporate Governance and Nominating Committee has held one meeting. The Corporate Governance and Nominating Committee will hold at least one meeting in the forthcoming year in accordance with the Corporate Governance Code and its terms of reference.

The following is a summary of work performed by the Corporate Governance and Nominating Committee during the Reporting Period:

*   reviewed the structure, size and composition (including the skills, knowledge and experience of the Directors) of the Board;

*   advised the Board with respect to its composition, procedures and committees;

*   selected and recommended to the Board well-qualified, willing and available prospective members at an appropriate time after a potential vacancy arose in accordance with the nomination procedures and the process and criteria adopted by the Corporate Governance and Nominating Committee;

*   reviewed the Company's policies on corporate governance and compliance with the Corporate Governance Code;

*   evaluate the duties performed by the board and/or the committee(s) under code provision A.2.1 of the Corporate Governance Code;

*   assessed the independence of Directors who are subject to applicable independence requirements; and

*   oversaw of the evaluation of the Board.

During the Reporting Period, the Corporate Governance and Nominating Committee reviewed the director nomination policy and the board diversity policy, the details of which are set forth below, and considered that the said policies were appropriate and effective.

Board Diversity Policy

Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. We have a set of board diversity policy and criteria by which Board candidates shall be identified and selected in place pursuant to the Corporate Governance and Nominating Committee Charter adopted by the Board on November 14, 2022, effective from December 23, 2022. To achieve diversity on the Board, the Corporate Governance and Nominating Committee shall not set restrictions on and shall take into consideration the gender, age, nationality, culture, educational background and professional experience of Board candidates. The Corporate Governance and Nominating Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.

Corporate Governance

Our Company has also taken, and will continue to take steps to promote gender diversity at all levels of the Company, including but not limited to our Board and the senior management levels. Currently, five of our Directors are female, demonstrating that we have realized gender diversity in our Board. We will continue to ensure gender diversity in the recruitment of middle and senior staff so that our management includes a wide range of genders, thereby allowing a diverse group of potential successors to succeed our Board in due course. As of December 31, 2025, the Group had three senior executives, of whom two were male and one was female. As of December 31, 2025, the Group had 1,778 employees of which 707 (39.8%) were male and 1,071 (60.2%) were female. The Board believes that the Company has achieved gender diversity among its employees and has not adopted any plan or measurable target for gender diversity as of the date of this annual report and is not aware of any factors or circumstances that would make it more challenging or less relevant for the Group to achieve gender diversity among its employees.

As of the date of this annual report, our Company had a total of eight Directors. There is a diverse mix of educational background and professional experience. The Corporate Governance and Nominating Committee has reviewed the board diversity and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

Dividend Policy

In accordance with code provision F.1.1 of the Corporate Governance Code, the Company adopted the Dividend Policy on August 10, 2022 and amended it on November 30, 2023. The Dividend Policy outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders. For further details of dividend policy, please refer to the sub-section headed "Dividend Policy and Dividend" in the "Directors' Report" section of this annual report.

Capital Management and Shareholder Return Policy

On November 30, 2023, we adopted a capital management and shareholder return policy, where up to 50% of the Group's non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company's unaudited annual results announcement shall be allocated to a corporate actions budget which will serve various purposes, including dividend distribution and share repurchases.

Director Nomination Policy

In accordance with the Corporate Governance Code, the Company have a set of nomination policy for nomination of directors (the "**Director Nomination Policy**") in place pursuant to the Corporate Governance and Nominating Committee Charter adopted by the Board on November 14, 2022 and effective from December 23, 2022. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i)   the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii)   the Corporate Governance and Nominating Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill up a casual vacancy or as an addition to the Board;

(iii) assessing the suitability and the potential contribution to the Board of a proposed candidate, the Corporate Governance and Nominating Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the wealth management sector, commitment in respect of available time and relevant interest, independence of proposed independent Directors; and diversity in all aspects; and

(iv)   the Corporate Governance and Nominating Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the year ended December 31, 2025, the key methods of attaining continuous professional development by each of the Directors are recognized as follows:

Director	Attended training sessions	Reading Material
Jingbo Wang	3	3
Zhe Yin	3	3
Chia-Yue Chang	3	3
Kai Wang[1]	0	0
Boquan He	3	3
David Zhang	3	3
Xiangrong Li	3	3
Cynthia Jinhong Meng	3	3
May Yihong Wu	3	3

Note:

(1)   Due to adjustment of work arrangements, with effect from January 23, 2025, Mr. Kai Wang resigned from the position as a non-executive Director.

Corporate Governance

Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2025. The management of the Company has provided to the Board such explanation and information as are necessary to enable the Board to carry out an informed assessment of the Company's financial statements, which are put to the Board for approval. The Company provides all members of the Board with quarterly updates on Company's performance, positions and prospects. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor of the Company, Deloitte Touche Tohmatsu, about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 93 to 97 of this annual report.

Risk Management and Internal Control

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis during the Reporting Period.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports annually. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programs and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

Whistleblowing Policy

The Company adopted a whistleblowing policy (the "**Whistleblowing Policy**") which was amended on May 17, 2024. The purpose of the Whistleblowing Policy is to (i) provide a trusted avenue for employees, vendors, customers and other stakeholders to report serious wrongdoing or concerns, particularly in relation to fraud, controls or ethics, without fear of reprisals when whistleblowing in good faith; and (ii) to ensure that robust arrangements are in place to facilitate independent investigation of the reported concern and for the appropriate follow up actions to be taken.

The nature, status and the results of the complaints received under the Whistleblowing Policy are reported to the chairperson of the Audit Committee. No incident of fraud or misconduct that has material effect on the Group's financial statements or overall operations for the year ended December 31, 2025 has been discovered. The Whistleblowing Policy and system to allow employees and those who deal with the Company (e.g. customers and suppliers) to raise concerns, in confidence and anonymity, with the Committee about possible improprieties in any matter related to the Company.

Anti-bribery and Anti-corruption Policy

The Company adopted an anti-bribery and anti-corruption policy (the "**Anti-bribery and Anti-corruption Policy**") which was amended on November 12, 2024. The Group is committed to achieving the highest standards of integrity and ethical behavior in conducting business. The Anti-bribery and Anti-corruption Policy forms an integral part of the Group's corporate governance framework, setting out the specific behavioral guidelines that the Group's personnel must follow to combat corruption. It demonstrates the Group's commitment to the practice of ethical business conduct and the compliance of the anti-corruption laws and regulations that apply to its local and foreign operations. In line with this commitment and to ensure transparency in the Group's practices, this Anti-Bribery and Anti-corruption Policy has been prepared as a guide to all Group employees. In addition, pursuant to the Anti-Bribery and Anti-corruption Policy, the legal and compliance department of the Company also includes anti-commercial bribery clauses in contract templates to clearly specify the integrity requirements for its business partners.

The Anti-bribery and Anti-corruption Policy is reviewed and updated periodically to align with the applicable laws and regulations as well as the industry best practice.

Joint Company Secretaries

Mr. Qing Pan and Ms. Ng Wing Shan are the Company's joint company secretaries. Ms. Ng Wing Shan is an external secretarial service provider. As confirmed by the Hong Kong Stock Exchange, after assessing Mr. Pan's three years of experience serving as one of the joint company secretaries of the Company with assistance from Ms. Ng, he is considered qualified to act as the company secretary of the Company under Rules 3.28 and 8.17. Accordingly, no further waiver under Rules 3.28 and 8.17 is required.

Corporate Governance

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Pan, a joint company secretary of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Ng, also a joint company secretary on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, Mr. Qing Pan and Ms. Ng Wing Shan have taken the required number of hours of relevant professional trainings under Rule 3.29 of the Hong Kong Listing Rules.

Auditor's Remuneration

A breakdown of the remuneration in respect of audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu, our principal external auditors, to the Company for the year ended December 31, 2025 is set out below:

Service category	Fee paid/payable (RMB'000)
Audit services[1]	9,822
Audit-related services[2]	36
Tax and other services[3]	338

Notes:

(1)   The audit fees included the aggregate fees for professional services rendered for the audit of the consolidated financial statements, the review of comparative interim financial statements and the statutory audits of certain of the Company's subsidiaries and the Consolidated Affiliated Entities.

(2)   The audit-related fees included aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.

(3)   Tax and other fees represented aggregate fees for professional services performed in connection with general tax advisory services and other consulting services.

The audit-related services performed by our principal external auditors included assurance and related services for compliance.

Shareholders' Rights

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Hong Kong Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 54 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, Shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

Procedure for Shareholders to Propose a Person for Election as a Director

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the Company:

Address: 1226 South Shenbin Road, Minhang District, Shanghai, PRC
Telephone: +86 21 8035 8292
Email: ir@noahgroup.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

Corporate Governance

Communication with Shareholders and Investor Relations

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies.

The Company adopted a shareholders' communication policy in July 2020 to set out the Company's procedures in providing the Shareholders and the investment community with ready, equal and timely access to balanced and understandable information about the Company, in order to enable the Shareholders to exercise their rights in an informed manner and to allow the Shareholders and the investment community to engage actively with the Company. The shareholders' communication policy requires the policy to be reviewed at least annually to ensure its continued effectiveness and compliance with the prevailing regulatory and other requirements.

Shareholders and potential investors are encouraged to access to the Company's website at **ir.noahgroup.com**, which has provided more comprehensive information to enhance the transparency and communication effectiveness between the Company, Shareholders and the investment community. The Company endeavors and has established a number of channels to maintain an on-going dialogue with its Shareholders as follows:

- corporate information, including the Articles of Association, key corporate governance policies and terms of reference of the Board committees, is made available on the Company's website;

- announcements and notices are made through the Hong Kong Stock Exchange and published on the respective website of the Company and website of the Hong Kong Stock Exchange at **www.hkex.com.hk;**

- corporate communications such as directors' report, annual reports, interim reports, quarterly reports and circulars are issued in printed form and are available on the websites of the Company and the Hong Kong Stock Exchange;

- annual general meeting of the Company gives opportunities for Shareholders to meet with the Directors and senior management and to raise questions at the meeting every year;

- the Company's share registrar serves the Shareholders in respect of share registration, dividend payment, change of Shareholders' particulars and related matters; and

- Shareholders and the investment community may at any time give feedback to and communicate with the Directors or management through the joint company secretaries by post to the principal place of business of the Company in Hong Kong or by e-mail to ir@noahgroup.com.

With the above measures in place, the shareholders communication policy is considered to have been effectively implemented.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Hong Kong Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

Significant Changes to Constitutional Documents

The Board has resolved to propose the adoption of the seventh amended and restated memorandum and articles of association. The proposed adoption will be submitted to the Shareholders for approval in the forthcoming AGM by way of a special resolution. For details, please refer to the announcement released by Company dated March 25, 2026 published on the respective websites of the Stock Exchange and the Company.

Save as disclosed above, there is no other change in constitutional documents of the Company for the year ended December 31, 2025 and up to the date of this annual report.

Other Information

Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of December 31, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares/ Underlying Shares[1][2]	Approximate % of interest in each class of Shares[3]
Ms. Jingbo Wang[4]	Beneficiary of a trust	69,011,755(L)	20.58
Mr. Zhe Yin[5]	Beneficiary of a trust	17,480,335(L)	5.21
Ms. Chia-Yue Chang[6]	Interest in controlled corporation	20,263,835(L)	6.04
Mr. Boquan He[7]	Interest in controlled corporation	16,398,720(L)	4.89
Ms. May Yihong Wu[8]	Beneficial owner	180,000(L)	0.05

Notes:

(1)   The letter "L" denotes the person's long position in the Shares.

(2)   The number of Shares/underlying Shares in this column have taken the Share Subdivision into account.

(3)   The calculation is based on the total number of 335,258,287 ordinary shares in issue as of December 31, 2025.

(4)   Including 68,532,290 Shares and 479,465 underlying Shares wholly-owned and controlled by Jing Investors Co., Ltd. ("**Jing Investors**"), a BVI company wholly owned by Ark Trust (Singapore) Ltd. ("**Ark Trust (Singapore)**") in its capacity as trustee of the Norah Family Trust (the "**Trust**") constituted under the laws of Jersey, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang's wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

(5)   Including 17,000,870 Shares and 479,465 underlying Shares held by Yin Investment Co., Ltd., a company incorporated in BVI and wholly owned by Rhythm Profit Investment Ltd., which in turn wholly owned by ARK Trust (Hong Kong) Limited as trustee of a trust that was established by Mr. Zhe Yin (as the settlor) for the benefit of Mr. Zhe Yin and his family. Mr. Zhe Yin was deemed to be interested in the Shares held by Yin Investment Co., Ltd.

(6)   Including 20,263,835 Shares and/or underlying Shares held by Jia Investment Co., Ltd., a company incorporated in BVI and controlled by Ms. Chia-Yue Chang. Ms. Chia-Yue Chang was deemed to be interested in the Shares held by Jia Investment Co., Ltd.

(7)   Including 16,398,720 Shares held by Quan Investment Co., Ltd., a company incorporated in BVI and controlled by Mr. Boquan He. Mr. Boquan He was deemed to be interested in the Shares held by Quan Investment Co., Ltd.

(8)   Including 180,000 Shares directly held by Ms. May Yihong Wu.

Save as disclosed above, as of December 31, 2025, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of December 31, 2025, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares[1][2]	Approximate % of interest in each class of Shares[3]
Jing Investors Co., Ltd.[4]	Beneficial owner	69,011,755 (L)	20.58
Ark Trust (Singapore) Ltd.[4]	Trustee	69,011,755 (L)	20.58
Magic Beams Enterprises Ltd.[4]	Interest in controlled corporation	69,011,755 (L)	20.58
Yiheng Capital Partners, L.P.[7]	Beneficial owner	33,586,755 (L)	10.02
Yiheng Capital Management, LP[7]	Interest in controlled corporation	33,586,755 (L)	10.02
Yuanshan Guo [7]	Interest in controlled corporation	33,586,755 (L)	10.02
FIL Limited [8]	Interest in controlled corporation	29,859,550 (L)	8.91
Pandanus Associates Inc. [8]	Interest in controlled corporation	29,859,550 (L)	8.91
Pandanus Partners L.P. [8]	Interest in controlled corporation	29,859,550 (L)	8.91
Jia Investment Co., Ltd.[6]	Beneficial owner	20,263,835 (L)	6.04
ARK Trust (Hong Kong) Limited[5]	Trustee	17,480,335 (L)	5.21
Rhythm Profit Investment Limited[5]	Interest in controlled corporation	17,480,335 (L)	5.21
Yin Investment Co., Ltd.[5]	Beneficial owner	17,480,335 (L)	5.21

Other Information

Notes:

(1) to (6) Please refer to the notes (1) to (6) to the previous table.

(7) Represents 33,586,755 Shares held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Mr. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

(8) Represents 29,859,550 Shares held by FIL Limited and its direct and indirect subsidiaries. FIL Limited was controlled by Pandanus Partners L.P., a New Hampshire limited partnership, which was in turn wholly owned by Pandanus Associates Inc., a New Hampshire based U.S. corporation.

Save as disclosed above, as of December 31, 2025, so far as was known to the Director, no person, other than the Directors and the chief executive whose interests are set out in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Incentive Plans

We currently have the 2022 Share Incentive Plan in effect, which was adopted on December 16, 2022 and became effective on December 23, 2022. We previously granted share options and/or awards under the 2008 Share Incentive Plan, the 2010 Share Incentive Plan and the 2017 Share Incentive Plan, all of which were terminated. During the Reporting Period, no further share options or awards were granted under the 2010 Share Incentive Plan or the 2017 Share Incentive Plan. As of the beginning and the end of the Reporting Period, there were no outstanding share options or awards granted under the 2010 Share Incentive Plan or the 2017 Share Incentive Plan.

The 2022 Share Incentive Plan

The 2022 Share Incentive Plan was adopted by the Company on December 16, 2022 with effect from December 23, 2022. Further details of the 2022 Share Incentive Plan are set out in the circular of the Company dated November 14, 2022.

Principal Terms of the 2022 Share Incentive Plan

Below is a summary of the terms of the 2022 Share Incentive Plan:

Purpose. The purpose of the 2022 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the relevant eligible individuals, including Directors, employees of the Group and related entities of the Company, and service providers to the Group, to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate greater returns to the Shareholders, and to provide flexibility to the Company in their ability to motivate, attract, and retain the services of such eligible individuals upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Maximum number of Shares available for issue. Under the 2022 Share Incentive Plan, the maximum number of shares in respect of which share options, restricted shares, or restricted share units and other forms of awards may be granted is 3,000,000 ordinary shares of par value US$0.0005 each (30,000,000 Shares after Share Subdivision) (the "**2022 Scheme Mandate Limit**"), representing approximately 8.9% of the total number of Shares outstanding (excluding treasury shares) as of the date of this annual report. The total number of Shares available for issue under the 2022 Share Incentive Scheme is 15,647,625 Shares as of the date of this annual report, representing approximately 4.6% of the total number of Shares outstanding (excluding treasury shares) as of the same date.

Participants. Subject to the requirements under the Hong Kong Listing Rules, we may grant awards to the Employee Participants (as defined in the 2022 Share Incentive Plan), Related Entity Participants (as defined in the 2022 Share Incentive Plan) and Service Providers (as defined in the 2022 Share Incentive Plan).

Remaining life. The 2022 Share Incentive Plan came into effect from the Primary Conversion Date and shall expire on the tenth anniversary of the Primary Conversion Date, after which no further awards shall be granted. The remaining life of the 2022 Share Incentive Plan is until December 23, 2032.

Service Provider Sublimit. Within the 2022 Scheme Mandate Limit, the maximum aggregate number of Shares which may be issued pursuant to all awards to be granted to Service Providers under the 2022 Share Incentive Plan initially as of the date of approval of the 2022 Share Incentive Plan was 60,000 ordinary shares of par value US$0.0005 each (600,000 Shares after Share Subdivision).

Maximum Entitlement of Each Eligible Individual. To the extent any grant of an award to an eligible individual would result in the Shares issued or to be issued in respect of all awards granted to such individual under the 2022 Share Incentive Plan or other share schemes of the Company in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Hong Kong Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the Shareholders with such eligible individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Hong Kong Listing Rules.

Vesting Period of all Awards. Awards granted under the 2022 Share Incentive Plan (other than cash – based awards) shall vest no earlier than the first anniversary of the date on which the award is granted, subject to certain exceptions.

Exercise Price. The exercise price per Share or ADS subject to an option and a share appreciation right shall be determined by the plan administrator at the time the option or the share appreciate right is granted and set forth in the award agreement which may be a price related to the fair market value (the "**Fair Market Value**") of the NYSE-traded ADSs (one NYSE-traded ADSs representing five Share after Share Subdivision), as applicable; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of an NYSE-traded ADS (one NYSE-traded ADSs representing five Share after Share Subdivision) on the date of grant (which must be a trading day for the NYSE (a "**NYSE trading day**")) and (ii) the average Fair Market Value of an NYSE-traded ADS (one NYSE-traded ADSs representing five Share after Share Subdivision) for the five NYSE trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

Other Information

Time and Conditions of Exercise. The plan administrator shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2022 Share Incentive Plan shall not exceed ten years from the date of grant of the option.

Payment on Application or Acceptance of an Award. Except as required by applicable laws, a participant is not required to pay any amount in order to apply or accept an award.

Details of movements of the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period are as follows:

Category and name of grantees	Date of grant (U.S. Eastern Time)	Vesting Period	Unvested as of January 1, 2025	Granted	Cancelled	Lapsed	Vested[2]	Unvested as of December 31, 2025	Purchase price (US$ per Share)	Closing price of the Shares immediately before the date of grant [3] (US$ per Share)	Fair value[3][4] (US$ per Share)	Weighted average closing price[3][5] (US$ per Share)
				Number of RSUs[1]								
				During the Reporting Period								
Directors												
Jingbo Wang	December 29, 2023	(Note 7)	1,334	–	–	–	(888)	446	Nil	2.67	2.76	2.18
	March 29, 2024	(Note 8)	37,500	–	–	–	(12,500)	25,000	Nil	2.29[11]	2.29	2.03
	March 31, 2025	(Note 9)	–	30,000[10]	–	–	(7,500)	22,500	Nil	2.03	1.89	2.03
Zhe Yin	December 29, 2023	(Note 6)	1,334	–	–	–	(888)	446	Nil	2.67	2.76	2.18
	March 29, 2024	(Note 7)	37,500	–	–	–	(12,500)	25,000	Nil	2.29[11]	2.29	2.03
	March 31, 2025	(Note 9)	–	30,000[10]	–	–	(7,500)	22,500	Nil	2.03	1.89	2.03
Employees in aggregate												
	December 29, 2023	(Note 6)	36,155	–	–	(7,129)	(19,742)	9,284	Nil	2.67	2.76	2.13
	March 29, 2024	(Note 8)	569,510	–	–	(70,094)	(182,789)	316,627	Nil	2.29[11]	2.67	2.03
	December 20, 2024	(Note 8)	273,750	–	–	(29,250)	(81,500)	163,000	Nil	2.31	2.32	1.96
	December 20, 2025	(Note 8)	–	20,000		–	(5,000)	15,000	Nil	1.96[12]	1.96	1.96
			957,083	**80,000**	**–**	**(106,473)**	**(330,807)**	**599,803**				

Notes:

(1)   Upon the Share Subdivision that came into effect on October 30, 2023, one RSU granted under the 2022 Share Incentive Plan entitles the grantee to acquire ten Shares.

(2)   Certain Shares issued under the share incentive plans of the Company before the date on which Primary Conversion became effective were utilized to satisfy the RSUs granted under the 2022 Share Incentive Plan upon vesting.

The numbers of RSUs vested are calculated in accordance with the respective vesting schedules of the grants under the 2022 Share Incentive Plan. There might be discrepancies between the RSUs vested during the Reporting Period and those actually settled as the settlement process could take several days, particularly when the vesting date fell on a non-business day.

(3)   The closing price, weighted average closing price or fair value in this column has taken the Share Subdivision into account (where applicable).

(4)   The fair value in this column refers to the fair value of RSUs at the date of grant. With respect to the accounting standard and policy adopted in calculation of such fair value, please refer to Note 2(q) to the consolidated financial statements.

(5)   The weighted average closing price in this column refers to the weighted average closing price of the Shares immediately before the date on which the RSUs were vested.

(6)   The RSUs granted by the Company on December 29, 2023 were divided into three batches subject to different vesting arrangements, including:

(a)   RSUs I: 100% shall vest on the date of grant, provided that such vested RSUs and/or the underlying Shares and ADSs shall be subject to a 12-month lock-up period starting from the date of grant, during which no RSUs, the underlying Shares and ADSs and/or any interests thereof shall be assigned, transferred, or otherwise disposed of by the grantee;

(b)   RSUs II: (i) one-third (1/3) shall vest on the date of grant; and (ii) two-third (2/3) shall vest in 30 equal monthly installments (with each installment vesting at the end of each month) following the date of grant; and

(c)   RSUs III: (i) 25% shall vest on the first anniversary of the date of grant; and (ii) 75% shall vest in 36 equal monthly installments (with each installment vesting at the end of each month) following the first anniversary of the date of grant.

For details, please refer to the Company's announcement dated January 2, 2024.

(7)   For RSUs granted by the Company to Directors on March 29, 2024, the first 25% of the total RSUs were vested on June 12, 2024, being the date of the annual general meeting approving such grants, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and the circular dated April 25, 2024.

(8)   For RSUs granted by the Company to employees on March 29, 2024, December 20, 2024 and December 20, 2025, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest evenly on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 2, 2024 and December 23, 2024, respectively.

(9)   For RSUs granted by the Company to Ms. Jingbo Wang and Mr. Zhe Yin on March 31, 2025, the first 25% of the total RSUs shall vest on the date of the grant, and the remaining 75% of the total RSUs shall vest three equal installments on the first, second and third anniversary of the date of grant, respectively. For details, please refer to the Company's announcement dated April 1, 2025.

(10)   The performance of each of Ms. Jingbo Wang (as the chairwoman of the Board) and Mr. Zhe Yin (as a Director and the chief executive officer) for the year preceding each vesting date will also be assessed based on several key performance indicators with reference to the achievement of the overall financial and operational goals of the Group as determined by the Board, including (i) the overall financial position of the Group, such as the Group's total revenues and adjusted net income attributable to the Shareholders (non-GAAP) for the preceding year, and (ii) the overall operating conditions of the Group, such as the implementation of the business strategy and the achievement of the operational goal in relation to business development and expansion, with a focus on the growth and reputation of the Group, its overseas expansion and its industry ranking, and benchmarking the Company's key performance metrics against comparable companies in the same industry or with a listing on the Hong Kong Stock Exchange and/or NYSE or other comparable stock exchanges. In addition, Ms. Jingbo Wang and Mr. Zhe Yin shall also comply with the internal policies of the Company during the year preceding each vesting date and maintain a clean record.

(11)   The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. March 28, 2024 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US $11.43 per ADS.

(12)   The date of grant is a non-trading day for the Company's ADS traded on the New York Stock Exchange. For illustration purpose, the closing price of the ADSs on the trading day immediately prior to the date of grant (i.e. December 19, 2025 (U.S. Eastern Time)) was used to present the market price of the ADSs, which is US $15.28 per ADS.

Other Information

The number of underlying Shares pursuant to the options and awards available for grant under the scheme mandate limit and the service provider sublimit at the beginning and the end of the Reporting Period are set out below:

	Scheme Mandate Limit Available for grant as of January 1, 2025	Available for grant as of December 31, 2025	Service Provider Sublimit Available for grant as of January 1, 2025	Available for grant as of December 31, 2025
Number of underlying Shares pursuant to the options and awards	15,303,350	15,568,075	600,000	600,000

The number of Shares that may be issued in respect of share options and awards granted under all schemes of the Company during the Reporting Period is 800,000, representing 0.23% the weighted average number of Shares in issue (excluding treasury shares) for the Reporting Period (i.e. 348,774,922 Shares). Among the above 800,000 Shares may be issued, the Company issued 200,000 Shares to satisfy the RSUs granted under the 2022 Share Incentive Plan during the Reporting Period.

Purchase, Sale or Redemption of the Company's Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the "**Share Repurchase Program**"), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company's announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 798,870 ADSs on the NYSE (representing 3,994,350 Shares) for an aggregate consideration of US$7,225,692.38 (before expense). As of December 31, 2025, 59,036 ADSs (representing 295,180 Shares) repurchased by the Company during the Reporting Period for cancellation but not yet cancelled. Since December 31, 2025 and up to the date of this annual report, the Company has further repurchased certain ADSs for cancellation, which have yet to be cancelled, and intends to cancel such ADSs on a periodic basis. On November 21, 2025 (Hong Kong Time), the Company cancelled 6,762,680 Shares it held in treasury after evaluating the then market conditions as well as the Company's capital management plan. The Company did not hold any treasury shares as of December 31, 2025. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month in 2025 (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price Paid (per ADS)	Lowest price Paid (per ADS)	Aggregate consideration Paid (before expense)
			(US$)	(US$)	(US$)
March 2025	7,122	35,610	9.50	9.47	67,644.04
April 2025	620,407	3,102,035	9.49	7.80	5,509,111.04
May 2025	112,305	561,525	9.49	9.31	1,062,308.29
December 2025	59,036	295,180	9.99	9.64	586,629.01
Total	**798,870**	**3,994,350**			**7,225,692.38**

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus. As of December 31, 2025, the Group had utilized all the net proceeds in accordance with such intended purpose as disclosed in the Prospectus, illustrating by table below.

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized amount as of January 1, 2025 (HK$ million)	Utilized amount for the year ended December 31, 2025 (HK$ million)	Utilized amount as of December 31, 2025 (HK$ million)	Unutilized amount as of December 31, 2025 (HK$ million)	Expected time frame for unutilized amount
Fund the further development of our wealth management business	35%	110.5	110.5	–	110.5	–	–
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	10.4	52.7	63.1	–	–
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	–	31.6	–	–
Fund our overseas expansion	10%	31.6	31.6	–	31.6	–	–
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	–	31.6	–	–
Total[1]	**100%**	**315.6**	**263.0**	**52.7**	**315.6**	**–**	**–**

Note:

(1) The sum of the data may not add up to the total due to rounding.

As of December 31, 2025, all the net proceeds from the Global Offering has been fully utilized.

Other Information

Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2025 are prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS has been included in this annual report. Please refer to Note 24 to the consolidated financial statements for details.

Material Litigation

As of December 31, 2025, 42 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB138.1 million were still pending.

As of the date of this annual report, 23 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB87.4 million were still pending. Based on the Group's PRC legal adviser's advice, the management of the Group has assessed the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings (including arbitration proceedings).

Bozhou Lawsuits

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment was related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (currently known as Shanghai Ziyan Car Leasing Service Co., Ltd.) (the "**Defendant**"), a subsidiary of the Company. The First Instance Court issued the judgment awarding the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Judgment**"). For further details, please refer to the Company's announcement dated December 12, 2022.

In late March 2024, the Group received the civil judgment on appeal (the "**Appellate Judgment**") from the High People's Court of Anhui Province, affirming the First-instance Judgment. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. Based on advice from the Company's PRC counsel to this civil lawsuit, the Company believed that the claim of the Plaintiff is without merit and is unfounded, and therefore subsequently applied for a retrial (the "**Retrial Petition**") to the Supreme People's Court of the PRC (the "**PRC Supreme Court**") with respect to the ruling in the Appellate Judgment.

In early January 2025, the Company received the civil judgment on the retrial (the "**Retrial Judgement**") from the PRC Supreme Court, which partially upheld the Company's Retrial Petition finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, the Company shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect the Group's overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

Arbitration Proceedings

In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) (the "**SHIAC**") in respect of aforementioned legal proceedings, involving a total of 72 independent cases with an aggregate disputed amount of approximately RMB236.7 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

Subsequent to December 31, 2025 and up to the date of this annual report, four additional arbitration cases have been initiated against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident, involving an additional disputed amount of approximately RMB21.4 million. As of the date of this annual report, SHIAC had issued similar arbitration awards in respect of 95 independent cases in total, with an aggregate disputed amount of approximately RMB302.8 million.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the Reporting Period, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Events after the Reporting Period

There were no significant events that might materially affect the Group after December 31, 2025 and immediately before the date of this annual report.

Other Information

Annual General Meeting and Record Date of the Annual General Meeting

The Company will arrange the time of convening the annual general meeting as soon as practicable and in accordance with the Hong Kong Listing Rules. A notice convening the annual general meeting will be published and dispatched to the Shareholders in the manner required by the Hong Kong Listing Rules and the Articles of Association in due course. Once the record date of the annual general meeting and the date of the annual general meeting is finalized, the Company will publish the announcement on the record date of the annual general meeting and the notice of the annual general meeting.

Corporate Governance

A report on the principle corporate governance practices adopted by the Company is set out in the Corporate Governance Report on pages 64 to 81 of this annual report.

Continuing Disclosure Obligations Pursuant to the Hong Kong Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. All references above to other sections, reports or notes in this annual report form part of this annual report.

Approval of Annual Report

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2025 were approved and authorized for issue by the Board on April 29, 2026.

Deloitte. 德勤

To the Shareholders of Noah Holdings Private Wealth and Asset Management Limited
(incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Opinion

We have audited the consolidated financial statements of Noah Holdings Private Wealth and Asset Management Limited (the "**Company**") and its subsidiaries and consolidated variable interest entities (collectively referred to as the "**Group**") set out on pages 98 to 187, which comprise the consolidated balance sheet as of December 31, 2025, the consolidated statement of operations, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as of December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("**the Code**") as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on the matter.

Key audit matter	How our audit addressed the key audit matter
Allowance for credit losses — Loan receivables	
As of December 31, 2025, the Company's allowance of credit losses on loans receivable ("**ACLL**") was RMB79.6 million, represents management's best estimate of losses inherent in the loans receivable. The Company estimated expected loss for loans with different risk characteristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models. Given the significant amount of judgments required by management to estimate the ACLL, performing audit procedures to evaluate the reasonableness of the estimated ACLL required a high degree of audit judgment and increased efforts, including the need to involve our credit specialists.	Our audit procedures related to the Company's ACLL included the following, among others: • We tested the design and operating effectiveness of controls implemented by the Company related to the estimation of ACLL, including the appropriateness of the models applied, the reasonableness of the assumptions utilized and the qualitative factors considered. • On a sample basis, we tested the accuracy and completeness of the loan-level information and the internal historical data used. • With the assistance of our specialists, we (i) evaluated the appropriateness of statistical models utilized by the management, (ii) evaluated the relevance and appropriateness of internal and external information applied in the models and (iii) tested the mathematical accuracy of management's calculation. • We inspected management's documentation supporting the use of qualitative factors and analyzed the reasonableness of such factors.

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S.GAAP and the disclosure requirements of Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditor's Report

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Chan, Wing Ming Joseph (practising certificate number: P04758).

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

April 29, 2026

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	Notes	As of December 31, 2024 RMB	2025 RMB	2025 US$
Assets				
Current assets:				
Cash and cash equivalents	2(g)	3,822,339	4,360,918	623,603
Restricted cash	2(h)	8,696	11,143	1,593
Short-term investments (including short-term investments measured at fair value of RMB285,202 and RMB268,212 as of December 31, 2024 and 2025, respectively)	5	1,274,609	657,563	94,030
Accounts receivable, net of allowance for credit losses of RMB17,199 and RMB12,010 as of December 31, 2024 and 2025, respectively	4	473,490	420,132	60,078
Amounts due from related parties, net of allowance for credit losses of RMB7,484 and RMB8,168 as of December 31, 2024 and 2025, respectively	2(x)	499,524	596,800	85,341
Loans receivable, net of allowance for credit losses of RMB74,059 and RMB79,570 as of December 31, 2024 and 2025, respectively	12	169,108	112,416	16,075
Other current assets		226,965	201,573	28,827
Total current assets		6,474,731	6,360,545	909,547
Long-term investments (including long-term investments measured at fair value of RMB703,246 and RMB790,747 as of December 31, 2024 and 2025, respectively)	5	971,099	1,172,012	167,595
Investments in affiliates	7	1,373,156	1,326,131	189,634
Property and equipment, net	8	2,382,247	2,356,440	336,966
Operating lease right-of-use assets, net	13	121,115	103,027	14,733
Deferred tax assets	11	319,206	310,287	44,370
Other non-current assets, net of allowance for credit losses of RMB13,431 and RMB13,431 as of December 31, 2024 and 2025, respectively	2(x)	137,291	112,492	16,086
Total Assets		11,778,845	11,740,934	1,678,931

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	Notes	As of December 31, 2024 RMB	2025 RMB	2025 US$
Liabilities and Equity				
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Private Wealth and Asset Management Limited See Note 2(b))				
Accrued payroll and welfare expenses		412,730	**407,558**	**58,280**
Income tax payable		63,892	**147,510**	**21,094**
Deferred revenues		72,259	**54,398**	**7,779**
Other current liabilities	9	404,288	**312,240**	**44,650**
Contingent liabilities	20	476,107	**505,496**	**72,285**
Total current liabilities		1,429,276	**1,427,202**	**204,088**
Deferred tax liabilities	11	246,093	**263,608**	**37,695**
Operating lease liabilities, non-current	13	75,725	**60,344**	**8,629**
Other non-current liabilities		15,011	**6,820**	**975**
Total Liabilities		1,766,105	**1,757,974**	**251,387**
Contingencies	20			
Shareholders' equity:				
Ordinary shares (US$0.00005 par value): 1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 ordinary shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025		113	**113**	**16**
Treasury stock		(53,345)	**(4,102)**	**(587)**
Additional paid-in capital		3,907,992	**3,973,997**	**568,274**
Retained earnings		5,904,540	**5,815,092**	**831,547**
Accumulated other comprehensive income	2(v)	186,548	**41,751**	**5,970**
Total Noah Holdings Private Wealth and Asset Management Limited shareholders' equity		9,945,848	**9,826,851**	**1,405,220**
Non-controlling interests	2(j)	66,892	**156,109**	**22,324**
Total Shareholders' Equity		10,012,740	**9,982,960**	**1,427,544**
Total Liabilities and Equity		11,778,845	**11,740,934**	**1,678,931**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	2023 RMB	2024 RMB	2025 RMB	2025 US$
				Year Ended December 31,	
Revenues:					
Revenues from others					
One-time commissions		1,072,838	614,258	**574,255**	**82,117**
Recurring service fees		707,580	631,505	**624,589**	**89,315**
Performance-based income		16,344	47,841	**116,247**	**16,623**
Other service fees		270,579	186,108	**161,299**	**23,065**
Total revenues from others		2,067,341	1,479,712	**1,476,390**	**211,120**
Revenues from funds Gopher/Olive[1] manages					
One-time commissions		16,365	21,288	**7,284**	**1,042**
Recurring service fees		1,112,850	1,015,436	**990,515**	**141,642**
Performance-based income		121,265	104,898	**155,598**	**22,250**
Total revenues from funds Gopher/Olive manages		1,250,480	1,141,622	**1,153,397**	**164,934**
Total revenues	10	3,317,821	2,621,334	**2,629,787**	**376,054**
Less: VAT related surcharges	2(n)	(23,125)	(20,352)	**(19,547)**	**(2,795)**
Net revenues		3,294,696	2,600,982	**2,610,240**	**373,259**
Operating cost and expenses:					
Compensation and benefits					
Relationship manager compensation		(655,460)	(562,523)	**(498,454)**	**(71,278)**
Other compensations		(801,293)	(786,928)	**(718,098)**	**(102,687)**
Total compensation and benefits	2(o)	(1,456,753)	(1,349,451)	**(1,216,552)**	**(173,965)**
Selling expenses		(485,778)	(269,038)	**(242,808)**	**(34,721)**
General and administrative expenses		(275,727)	(296,751)	**(305,590)**	**(43,699)**
Reversal of (provision for) credit losses	2(x)	7,028	(23,882)	**(52,226)**	**(7,468)**
Other operating expenses, net		(112,506)	(93,210)	**(62,872)**	**(8,991)**
Government subsidies	2(r)	126,955	65,239	**46,472**	**6,645**
Total operating cost and expenses		(2,196,781)	(1,967,093)	**(1,833,576)**	**(262,199)**
Income from operations		1,097,915	633,889	**776,664**	**111,060**

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Notes	Year Ended December 31,			
		2023	2024	**2025**	**2025**
		RMB	RMB	**RMB**	**US$**
Other income:					
Interest income		161,926	155,751	**127,547**	**18,239**
Investment (loss) income		(61,486)	50,152	**32,254**	**4,612**
Reversal of settlement expenses	15	–	12,454	**956**	**137**
Contingent litigation expenses (reversal)	20	–	14,000	**(50,182)**	**(7,176)**
Other income (expense), net		10,892	1,359	**(30,814)**	**(4,406)**
Total other income		111,332	233,716	**79,761**	**11,406**
Income before taxes and income from equity in affiliates		1,209,247	867,605	**856,425**	**122,466**
Income tax expense	11	(262,360)	(268,591)	**(297,811)**	**(42,586)**
Income (loss) from equity in affiliates		54,128	(112,010)	**(1,395)**	**(199)**
Net income		1,001,015	487,004	**557,219**	**79,681**
Less: net (loss) income attributable to non-controlling interests		(8,479)	11,559	**(1,638)**	**(234)**
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders		1,009,494	475,445	**558,857**	**79,915**
Net income per share:	3				
Basic		2.91	1.36	**1.60**	**0.23**
Diluted		2.91	1.35	**1.59**	**0.23**
Weighted average number of shares used in computation:					
Basic		347,369,860	350,847,647	**348,774,922**	**348,774,922**
Diluted		347,422,580	352,351,257	**351,962,638**	**351,962,638**

Note 1: Gopher/Olive refers to the Group's subsidiaries and consolidated variable interest entities ("**VIEs**") under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Note	Year Ended December 31,			
		2023 RMB	2024 RMB	**2025 RMB**	**2025 US$**
Net income		1,001,015	487,004	**557,219**	**79,681**
Other comprehensive income (loss), net of tax					
Foreign currency translation adjustments	2(u)	76,990	112,131	**(145,751)**	**(20,842)**
Fair value fluctuation of available for sale Investment (after tax)		–	–	**945**	**135**
Comprehensive income		1,078,005	599,135	**412,413**	**58,974**
Less: comprehensive (loss) income attributable to non-controlling interests		(8,651)	11,758	**(1,647)**	**(236)**
Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders		1,086,656	587,377	**414,060**	**59,210**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Class A Ordinary Shares[3]		Class B Ordinary Shares[3]		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Noah Holdings Limited Shareholders' Equity	Non-controlling Interests	Total Shareholders' Equity
	Shares[2]	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	313,019,320	105	–	–	–	–	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475
Net income (loss)	–	–	–	–	–	–	–	1,009,494	–	1,009,494	(8,479)	1,001,015
Dividends (Note 21)	–	–	–	–	–	–	–	(177,502)	–	(177,502)	–	(177,502)
Share-based compensation (Note 14)	–	–	–	–	–	–	11,530	–	–	11,530	–	11,530
Ordinary shares issued for settlement, net (Note 15)	11,779,470	4	–	–	–	–	(4)	–	–	–	–	–
Ordinary shares issued for vesting of restricted share units	1,508,390	1	–	–	–	–	(1)	–	–	–	–	–
Ordinary shares issued for exercising of options	150	–	–	–	–	–	3	–	–	3	–	3
Other comprehensive income (loss) — foreign currency translation adjustments	–	–	–	–	–	–	–	–	77,162	77,162	(172)	76,990
Non-controlling interest capital injection	–	–	–	–	–	–	–	–	–	–	13,911	13,911
Impact of acquisition (Note 2(b))	–	–	–	–	–	–	–	–	–	–	68,018	68,018
Disposal of subsidiaries (Note 2(b))	–	–	–	–	–	–	–	–	–	–	(23,377)	(23,377)
Divestment of non-controlling interests	–	–	–	–	–	–	–	–	–	–	(6,925)	(6,925)
Distributions to non-controlling interests	–	–	–	–	–	–	(16,049)	–	–	(16,049)	(20,526)	(36,575)
Balance at December 31, 2023	326,307,330	110	–	–	–	–	3,798,662	6,436,946	74,616	10,310,334	117,229	10,427,563
Net income	–	–	–	–	–	–	–	475,445	–	475,445	11,559	487,004
Dividends (Note 21)	–	–	–	–	–	–	–	(1,007,851)	–	(1,007,851)	–	(1,007,851)
Share-based compensation (Note 14)	–	–	–	–	–	–	109,030	–	–	109,030	–	109,030
Ordinary shares issued for settlement, net (Note 15)	3,913,084	2	–	–	–	–	7,657	–	–	7,659	–	7,659
Ordinary shares issued for vesting of restricted share units, net of withheld for employee taxes	3,236,630	1	–	–	–	–	(7,443)	–	–	(7,442)	–	(7,442)

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

	Class A Ordinary Shares[3] Shares[2]	Class A Ordinary Shares[3] RMB[1]	Class B Ordinary Shares[3] Shares	Class B Ordinary Shares[3] RMB	Treasury Stock Shares	Treasury Stock RMB	Additional Paid-in Capital RMB	Retained Earnings RMB	Accumulated Other Comprehensive (Loss) Income RMB	Total Noah Holdings Limited Shareholders' Equity RMB	Non-controlling Interests RMB	Total Shareholders' Equity RMB
Repurchase of ordinary shares	–	–	–	–	(3,063,510)	(53,345)	–	–	–	(53,345)	–	(53,345)
Other comprehensive income – foreign currency translation adjustments	–	–	–	–	–	–	–	–	111,932	111,932	199	112,131
Divestment of non-controlling interests	–	–	–	–	–	–	–	–	–	–	(51,835)	(51,835)
Distributions to non-controlling interests	–	–	–	–	–	–	86	–	–	86	(10,260)	(10,174)
Balance at December 31, 2024	333,457,044	113	–	–	(3,063,510)	(53,345)	3,907,992	5,904,540	186,548	9,945,848	66,892	10,012,740
Net income (loss)	–	–	–	–	–	–	–	558,857	–	558,857	(1,638)	557,219
Dividends (Note 21)	–	–	–	–	–	–	–	(546,770)	–	(546,770)	–	(546,770)
Share-based compensation (Note 14)	–	–	–	–	–	–	66,881	–	–	66,881	–	66,881
Ordinary shares issued for settlement, net (Note 15)	3,793,471	2	–	–	–	–	953	–	–	955	–	955
Ordinary shares issued for vesting of restricted share units, net of withheld for employee taxes	3,177,685	1	–	–	–	–	(1,829)	–	–	(1,828)	–	(1,828)
Repurchase of ordinary shares	–	–	–	–	(3,994,350)	(52,295)	–	–	–	(52,295)	–	(52,295)
Other comprehensive loss – foreign currency translation adjustments	–	–	–	–	–	–	–	–	(145,742)	(145,742)	(9)	(145,751)
Divestment of non-controlling interests	–	–	–	–	–	–	–	–	–	–	(1,549)	(1,549)
Gain on change in fair value of available-for-sale securities	–	–	–	–	–	–	–	–	945	945	–	945
Retirement of treasury stock	(6,762,680)	(3)	–	–	6,762,680	101,538	–	(101,535)	–	–	–	–
Impact of acquisition (Note 2(b))	–	–	–	–	–	–	–	–	–	–	125,011	125,011
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(32,598)	(32,598)
Balance at December 31, 2025	333,665,520	113	–	–	(295,180)	(4,102)	3,973,997	5,815,092	41,751	9,826,851	156,109	9,982,960

[1] The amount less than RMB1 is rounded to zero.

[2] As of December 31, 2025, 1,887,947 ordinary shares were issued in relation to the future share units for employees (Note 14) and settlement (Note 15) which is subject to future vesting. These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.

[3] Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effected in October 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Cash flows from operating activities:				
Net income	1,001,015	487,004	**557,219**	**79,681**
Adjustments to reconcile net income to net cash provided by operating activities:				
Loss from disposal of property and equipment	23,488	5,180	**2,217**	**317**
Depreciation expenses	158,082	156,683	**156,901**	**22,437**
Non-cash lease expenses	78,212	58,187	**44,105**	**6,307**
Reversal of settlement expenses	–	(12,454)	**(956)**	**(137)**
Share-based compensation expenses	11,530	109,030	**66,881**	**9,564**
Foreign exchange (gain) loss	(7,037)	383	**25,960**	**3,712**
(Income) loss from equity in affiliates, net of dividends	(19,340)	160,612	**34,849**	**4,983**
Gains from acquisition	(10,834)	–	**–**	**–**
(Reversal of) provision for credit losses	(7,028)	23,882	**52,226**	**7,468**
Impairment of long-term investments	13,343	1,000	**–**	**–**
Fair value losses of the consolidated funds	7,513	–	**2,450**	**350**
Fair value losses (gains) of equity investments measured at fair value	43,113	(7,808)	**23,658**	**3,383**
Changes in operating assets and liabilities:				
Accounts receivable	258	22,939	**40,420**	**5,780**
Amounts due from related parties	94,367	(169,616)	**(68,552)**	**(9,803)**
Other current assets	(51,245)	(20,715)	**15,801**	**2,260**
Other non-current assets	(37,761)	8,954	**21,275**	**3,042**
Accrued payroll and welfare expenses	(104,904)	(151,367)	**(5,172)**	**(740)**
Income tax payable	(37,154)	(25,802)	**83,618**	**11,957**
Deferred revenues	4,857	(565)	**(17,862)**	**(2,554)**
Other current liabilities	225,565	(227,386)	**(75,932)**	**(10,858)**
Other non-current liabilities	(32,100)	(12,649)	**(8,192)**	**(1,171)**
Contingent liabilities	(99,000)	–	**51,225**	**7,325**
Lease assets and liabilities	(78,208)	(58,030)	**(47,201)**	**(6,750)**
Trading debt securities	124,005	(56,103)	**(4,762)**	**(681)**
Deferred tax assets and liabilities	17,583	95,977	**26,433**	**3,780**
Net cash provided by operating activities	1,318,320	387,336	**976,609**	**139,652**

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Cash flows from investing activities:				
Purchases of property and equipment	(157,922)	(82,175)	**(134,142)**	**(19,182)**
Purchase of held-to-maturity investments and term deposits	(489,941)	(1,644,317)	**(1,444,530)**	**(206,565)**
Proceeds from redemption of held-to-maturity investments and term deposits	257,474	668,548	**1,867,102**	**266,992**
Purchases of short-term equity securities	(16)	(90,010)	**–**	**–**
Proceeds from short-term equity securities	2,718	9,463	**12,874**	**1,841**
Purchase of other long-term investments	–	(9,907)	**(28,479)**	**(4,072)**
Proceeds from sale of other long-term investments	4,087	16,782	**42,634**	**6,097**
Purchase of investments held by consolidated funds	(42,206)	(662)	**–**	**–**
Proceeds from investments held by consolidated funds	32,905	83,498	**51,273**	**7,332**
Loans to related parties	(84,341)	(17,915)	**(44,056)**	**(6,300)**
Principal collection of loans to related parties	41,619	80,070	**14,649**	**2,095**
Loans disbursement to third parties	(18,029)	(1,843)	**(313)**	**(45)**
Principal collection of loans originated to third parties	221,251	135,320	**26,624**	**3,807**
Increase in investments in affiliates	(53,620)	(32,133)	**(48,240)**	**(6,898)**
Capital return from investments in affiliates	63,857	44,462	**34,135**	**4,881**
Acquisitions, net of cash acquired	(24,977)	–	**(50,077)**	**(7,161)**
Net cash (used in) provided by investing activities	(247,141)	(840,819)	**299,454**	**42,822**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amount in Thousands)

| | **Year Ended December 31,** | | | |
| | 2023 | 2024 | **2025** | **2025** |
	RMB	RMB	**RMB**	**US$**
Cash flows from financing activities:				
Proceeds from issuance of ordinary shares upon exercise of stock options	3	–	**–**	**–**
Dividend paid (Note 21)	(177,502)	(1,007,851)	**(546,770)**	**(78,187)**
Contribution from non-controlling interests	13,911	–	**–**	**–**
Distributions to non-controlling interests	(23,584)	(10,174)	**(32,598)**	**(4,661)**
Divestment of non-controlling interests	(6,925)	(51,835)	**(1,549)**	**(222)**
Payments of assumed liability resulting from certain asset acquisition	(5,738)	(3,648)	**(506)**	**(72)**
Payment for withholding tax related to share-based compensation	–	(7,351)	**(1,828)**	**(262)**
Payment for repurchase of ordinary shares	–	(53,345)	**(52,295)**	**(7,478)**
Net cash used in financing activities	(199,835)	(1,134,204)	**(635,546)**	**(90,882)**
Effect of exchange rate changes	48,098	72,162	**(99,491)**	**(14,227)**
Net increases (decrease) in cash, cash equivalents and restricted cash	919,442	(1,515,525)	**541,026**	**77,365**
Cash, cash equivalents and restricted cash – beginning of the year	4,434,618	5,354,060	**3,838,535**	**548,903**
Cash, cash equivalents and restricted cash – end of the year	5,354,060	3,838,535	**4,379,561**	**626,268**
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	285,507	203,673	**187,464**	**26,807**
Supplemental disclosure of non-cash investing and financing activities:				
Purchase of property and equipment in other current liabilities	37,018	30,749	**25,888**	**3,702**
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	92,401	94,889	**52,468**	**7,503**
Reconciliation to amounts on consolidated balance sheets:				
Cash and cash equivalents	5,192,127	3,822,339	**4,360,918**	**623,603**
Restricted cash	154,433	8,696	**11,143**	**1,593**
Restricted cash – non-current included in other non-current assets	7,500	7,500	**7,500**	**1,072**
Total cash, cash equivalents and restricted cash	5,354,060	3,838,535	**4,379,561**	**626,268**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**") was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company's registered office is located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and its principal place of business in Hong Kong is 34 Floor, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The Company is an investment holding company. The Company, through its subsidiaries and consolidated VIEs (collectively, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("**HNW**") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

As of December 31, 2025, the Group conducted its business operations across more than 200 subsidiaries. The Company's principal subsidiaries are as follows:

Name of subsidiaries	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Upright Fund Distribution Co., Ltd.	Wealth management in the PRC	November 18, 2003, PRC	RMB150 million	Limited liability company	100%
Shanghai Noah Investment (Group) Co., Ltd.	Wealth management in the PRC	August 24, 2007, PRC	US$213.3 million	Limited liability company	100%
Glory insurance (Hong Kong) Limited (formerly known as "Noah Insurance (Hong Kong) Limited")	Wealth management in Hong Kong	January 3, 2011, Hong Kong	HK$1 million	Limited liability company	100%
Ark Group Holdings (Hong Kong) Limited (formerly known as "Noah Holdings (Hong Kong) Limited")	Wealth and asset management in Hong Kong	September 1, 2011, Hong Kong	HK$80 million	Limited liability company	100%
Gopher Capital GP Ltd	Asset management in the Cayman Islands	May 11, 2012, Cayman Islands	US$100	Limited liability company	100%
Wuhu Fangtiao Technology Co., Ltd.	Internal administration in the PRC	November 28, 2019, PRC	RMB1 million	Limited liability company	100%
Shanghai Nuohong Real Estate Co., Ltd.	Holding company of Noah Wealth Center in the PRC	May 30, 2013, PRC	RMB100 million	Limited liability company	100%
Ark Group International (Hong Kong) Limited (formerly known as "Noah International (Hong Kong) Limited")	Wealth and asset management in Hong Kong	January 7, 2015, Hong Kong	HK$274.9 million and US$18.9 million	Limited liability company	100%

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

1. Organization and Principal Activities (Continued)

As of December 31, 2025, the Company's principal consolidated VIEs and VIE's subsidiaries are as follows:

Name of consolidated VIEs	Principal Business Activities and Place of Operation	Date and Jurisdiction of Establishment	Share Capital/ Registered Capital	Nature of Legal Entity	Equity interest attributable to the Group
Noah Investment	Asset management in the PRC	August 26, 2005, PRC	RMB30 million	Limited liability company	Controlled under the contractual arrangements
Gopher Asset Management Co., Ltd.	Asset management in the PRC	February 9, 2012, PRC	RMB100 million	Limited liability company	Controlled under the contractual arrangements (subsidiary of Noah Investment)
Shanghai Gopher Massa Asset Management Co., Ltd.	Asset management in the PRC	June 29, 2015, PRC	RMB10 million	Limited liability company	Controlled under the contractual arrangements (subsidiary of Noah Investment)

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

In October 2023, ordinary shares of par value of US$0.0005 each was subdivided into ten (10) ordinary shares of par value of US$0.00005 each ("**Share Subdivision**"). All share and per share amounts for all periods presented have been retrospectively adjusted to reflect the Share Subdivision.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in entities to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its wholly owned PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd. ("**Noah Group**"), its PRC VIE, Noah Investment, and Noah Investment's shareholders ("**Registered Shareholders**"). The Group relies on the contractual agreements with Noah Investment for a portion of its operations in the PRC, including the Group's asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through Noah Group, entered into a series of contractual arrangements with Noah Investment and the Registered Shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from all the equity interests in Noah Investment. These contractual arrangements include:

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation through contractual arrangements (Continued)

(i) Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the "**Exclusive Option Agreement**"), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC laws. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group's prior consent.

(ii) Exclusive Support Service Agreement

Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the "**Exclusive Support Service Agreement**"), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment's operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the "**License Fee**") at the rates set by the board of Noah Group.

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation through contractual arrangements (Continued)

(iii) Share Pledge Agreement

Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the "**Share Pledge Agreement**"), the Registered Shareholders pledged all of their equity interests in Noah Investment (the "**Pledge Equity Interests**") to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment's obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The share pledges under the Share Pledge Agreement have been registered with competent branches of State Administration for Market Regulation of the PRC.

(iv) Powers of Attorney

Each of the Registered Shareholders executed a power of attorney in September 2007 (the "**Powers of Attorney**"), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

The contractual arrangements provide the Company effective control over Noah Investment and its subsidiaries, while the Share Pledge Agreement secure the equity owners' obligations under the relevant agreements. Because the Company, through Noah Group, has (i) the power to direct the activities of Noah Investment that most significantly affect its economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is separately accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement).

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation through contractual arrangements (Continued)

(iv) Powers of Attorney (Continued)

The Company believes that its corporate structure and the contractual arrangements do not result in a violation of the current applicable PRC laws and regulations. The Company's PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the contractual arrangements among the Company's wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, the Company has been further advised by its PRC Legal Adviser that as there are certain uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that the Group's funds are directly or indirectly investing into, would agree that the Company's corporate structure or any of the contracts under the contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the Company's corporate structure and the contractual arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, the Company may lose control of its VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that the Company can achieve this without material disruption to its business. Further, if the Company's corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation through contractual arrangements (Continued)

(iv) Powers of Attorney (Continued)

- revoking the Group's business and operating licenses;

- levying fines on the Group;

- confiscating any of the Group's income that they deem to be obtained through illegal operations;

- shutting down the Group's services;

- discontinuing or restricting the Group's operations in China;

- imposing conditions or requirements with which the Group may not be able to comply;

- requiring the Group to change its corporate structure and the contractual arrangements;

- restricting or prohibiting the Group's use of the proceeds from overseas offering to finance the VIEs' business and operations; and

- taking other regulatory or enforcement actions that could be harmful to the Group's business.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm's length and therefore are not deemed as variable interests. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

During the year ended December 31, 2023, the Group consolidated an investment fund upon the acquisition of partial investment as it was the primary beneficiary of the fund. As of the date of consolidation, the Group's total assets, total liabilities and non-controlling interests were increased by RMB68.6 million, RMB0.6 million and RMB68.0 million, respectively. The Group deconsolidated two investment funds upon the withdrawal of partial investment as they were no longer the primary beneficiary of the funds for the year ended December 31, 2023. Upon the deconsolidation, the Group's total assets and non-controlling interests were reduced by RMB23.4 million and RMB23.4 million, respectively.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

Consolidation of investment funds (Continued)

During the year ended December 31, 2025, the Group made investments in two funds of RMB35.3 million and RMB19.6 million, respectively. Upon acquisition of the partial investments, the Group consolidated these two funds as it was deemed the primary beneficiary of the funds. As a result of such consolidation, the Group's total assets, total liabilities and non-controlling interests increased by RMB127.0 million, RMB2.0 million and RMB125.0 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2023, 2024 and 2025, other than the transaction described herein, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group's consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Assets			
Cash and cash equivalents	705,010	522,174	74,670
Restricted cash	5,877	2,315	331
Short-term investments	375,226	276,969	39,606
Accounts receivable, net	28,542	15,053	2,153
Amounts due from related parties, net	224,734	292,025	41,759
Amounts due from the Group's subsidiaries*	621,944	931,941	133,266
Loans receivable, net	56,674	35,095	5,019
Other current assets	154,279	132,673	18,972
Long-term investments	605,840	859,495	122,906
Investments in affiliates	729,942	621,733	88,907
Property and equipment, net	86,953	109,263	15,624
Operating lease right-of-use assets, net	3,493	8,497	1,215
Deferred tax assets	108,564	145,018	20,737
Other non-current assets	15,274	20,375	2,914
Total assets	3,722,352	3,972,626	568,079

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Liabilities			
Accrued payroll and welfare expenses	97,459	81,945	11,718
Income tax payable	90,665	75,726	10,829
Deferred revenues	2,166	4,555	651
Other current liabilities	142,918	183,702	26,269
Deferred tax liabilities	59,804	44,242	6,327
Other non-current liabilities	9,226	1,774	254
Operating lease liabilities, non-current	1,582	4,347	622
Total liabilities	403,820	396,291	56,670

* Amounts due from the Group's subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

	Year Ended December 31,			
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:				
Revenues from others				
One-time commissions	371,863	44,202	19,333	2,765
Recurring service fees	4,083	21,925	21,158	3,026
Other service fees	37,251	113,089	109,135	15,606
Total revenues from others	413,197	179,216	149,626	21,397
Revenues from funds				
Gopher/Olive manages				
One-time commissions	4,135	1,178	3,196	457
Recurring service fees	569,458	475,180	479,724	68,600
Performance-based income	10,414	22,962	8,426	1,205
Total revenues from funds				
Gopher/Olive manages	584,007	499,320	491,346	70,262
Total revenues[1]	997,204	678,536	640,972	91,659
Less: VAT related surcharges	(4,538)	(1,740)	(789)	(113)
Net revenues	992,666	676,796	640,183	91,546
Total operating cost and expenses[2]	(740,138)	(704,101)	(485,485)	(69,423)
Total other (loss) income	(11,194)	11,769	(221,927)	(31,735)
Net income (loss)	212,334	(112,011)	(179,807)	(25,712)
Net income (loss) attributable to Noah Holdings Private Wealth and Asset Management Limited Shareholders	215,954	(122,393)	(180,340)	(25,788)
Cash flows used in operating activities[3]	(7,660)	(394,848)	(289,952)	(41,463)
Cash flows (used in) provided by investing activities	(131,120)	(284,130)	103,554	14,808
Cash flows used in financing activities	–	–	–	–

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

(1) The total revenues include intragroup transactions amounted to RMB19,591, RMB99,107 and RMB90,644 for the years ended December 31, 2023, 2024 and 2025, respectively, which were eliminated in the process of preparing the consolidated statements of operations.

(2) The total operating cost and expenses include intragroup transactions amounted to RMB359,075, RMB273,964 and RMB132,791 for the years ended December 31, 2023, 2024 and 2025, respectively, which were eliminated in the process of preparing the consolidated statements of operations.

(3) Cash flows used in operating activities in 2023, 2024 and 2025 include amounts due from the Group's subsidiaries of RMB149,250, RMB647,424 and RMB931,941 (US$133,266).

The VIEs contributed an aggregate of 30.1%, 26.0% and 24.5% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively and an aggregate 21.2%, (23.0%) and (32.3%) of the consolidated net income for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 31.6% and 33.8%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(b) Principles of Consolidation (Continued)

As of December 31, 2024 and 2025, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group's maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2024 and 2025, respectively.

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Amounts due from related parties	20,802	4,045	578
Investments	498,614	490,154	70,091
Maximum exposure to loss in non-consolidated VIEs	519,416	494,199	70,669

The Group has not provided other forms of financial support to these non-consolidated VIEs during the years ended December 31, 2023, 2024 and 2025, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2024 and 2025.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial instruments include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of Level 3 investments, assumptions related to the consolidation of entities in which the Group holds variable interests and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loans receivable and investments. All of the Group's cash and cash equivalents and more than half of investments are held at financial institutions, Group's management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2024 and 2025. In addition, the Group's investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2024 and 2025.

2. Summary of Principal Accounting Policies (Continued)

(e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group's interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. When the Group's share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. Any dividends received from affiliated companies are recorded as a reduction to the investment balance. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed the primary beneficiary of these funds, the equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company under ASC 946 and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds' operating result.

(f) Fair Value of Financial Instruments

The Group records certain of its financial instruments at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(f) Fair Value of Financial Instruments (Continued)

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As a practical expedient, the Group uses Net Asset Value ("**NAV**") or its equivalent to measure the fair value of certain private equity funds. NAV is primarily determined based on information provided by external fund administrators.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

As of December 31, 2024 and 2025, cash and cash equivalents of RMB11,390 and RMB12,853, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

(h) Restricted Cash

The Group's restricted cash primarily represents cash legally set aside for specified purposes, including cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC, which cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

2. Summary of Principal Accounting Policies (Continued)

(i) Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group's intent and ability to hold the investments to maturity. The Group also invests in term deposits and records them as investments if they have original maturities longer than three months.

The Group's investments in debt securities include term deposits, treasury bills, treasury notes, mutual fund products, contractual funds that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading debt securities. Investments that do not meet the criteria of held-to-maturity or trading debt securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains or losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes. The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable.

Equity investments the Group elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee's industry. If impairment indicators of the investment are noted, the Group has to estimate the fair value of the investment in accordance with ASC 820. An impairment loss in net income will be recognized equal to the difference between the carrying value and fair value if the fair value is less than the investment's carrying value.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(i) Investments (Continued)

For held-to-maturity investments, the Group evaluates current expected credit loss ("**CECL**") upon acquisition at the pool level based on available information relevant to assessing the collectability of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment is assessed under specific identification method based on available quantitative and qualitative evidences, and the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

(j) Non-controlling Interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, earnings and other comprehensive income are attributed to controlling and non-controlling interests.

The following schedule shows the effects of changes in the Company's ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders:

	Years Ended December 31,			
	2023 RMB	2024 RMB	**2025 RMB**	**2025 US$**
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	1,009,494	475,445	**558,857**	**79,915**
Transfers (to) from the non-controlling interests:				
Decrease in Noah's equity from distributions to non-controlling interests	(16,049)	–	**–**	**–**
Increase in Noah's capital from contribution of non-controlling interests	–	86	**–**	**–**
Net transfers (to) from non-controlling interests	(16,049)	86	**–**	**–**
Change from net income attributable to Noah Holdings Limited shareholders and transfers from non-controlling interests	993,445	475,531	**558,857**	**79,915**

2. Summary of Principal Accounting Policies (Continued)

(k) Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

	Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures and equipment	3 – 5 years
Motor vehicles	5 years
Software	2 – 5 years
Building improvements	10 years
Buildings	22 - 30 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(l) Impairment of long-lived assets

The Group reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(m) Revenue Recognition

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The following table summarizes the Group's main revenue streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Considerations
One-time commissions – Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions – Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Fixed and variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

2. Summary of Principal Accounting Policies (Continued)

(m) Revenue Recognition (Continued)

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commissions agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commissions from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the "establishment of an investment product" for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions are recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products' life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns first-year commissions, and also renewal commissions under certain contracts, from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The renewal commission is treated as variable consideration, which is estimated on contract basis. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(m) Revenue Recognition (Continued)

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to claw back once determined.

Performance-based income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund's investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

2. Summary of Principal Accounting Policies (Continued)

(m) Revenue Recognition (Continued)

Other service fees

The Group mainly derived other service fees from comprehensive financial services, including trust service and lending service, which is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price ("**SSP**"). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher/Olive manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(m) Revenue Recognition (Continued)

Contract liability

Contract liability (deferred revenues) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2023, 2024 and 2025 that was included in deferred revenues balance at the beginning of the year was RMB54.2 million, RMB42.6 million and RMB41.3 million, respectively.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within "Relationship manager compensation" in the consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

2. Summary of Principal Accounting Policies (Continued)

(n) VAT Related Surcharges

The Group is subject to Value-added Tax ("**VAT**") and its related education surtax, urban maintenance and construction tax, on the services provided in the PRC. VAT and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction. Starting from April 1, 2019, the applicable VAT rates include 3%, 6%, 9% and 13%. The applicable VAT rate for the Group's PRC entities is mainly 6%. The Group records such VAT related surcharges on a net basis as a reduction of revenues.

(o) Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for relationship managers, share-based compensation expenses, bonus related to performance-based income, salaries and bonuses for middle office and back office employees and social welfare benefits.

(p) Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax assets valuation allowance, which would reduce the provision for income taxes.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(q) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The fair value of non-vested restricted shares and restricted share units ("**RSUs**") is computed based on the fair value of the Group's ordinary shares on the grant date. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Amortization of share-based compensation is presented in the consolidated statements of operations as compensation and benefits.

Modification of awards

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is calculated as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group's entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB126,955, RMB65,239 and RMB46,472, for the years ended December 31, 2023, 2024 and 2025 respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

2. Summary of Principal Accounting Policies (Continued)

(s) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible notes and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted share units. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

(t) Leases

The Group as a lessee

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet and operating lease liabilities – short-term are recorded within other current liabilities. Operating lease assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rates as of the commencement date in determining the present value of lease payments. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rates used to calculate the present value of future lease payments, the Group uses information including the Group's credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group's sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(u) Foreign Currency Translation

The Company's reporting currency is RMB. The Company's functional currency is US$. The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.9931 on December 31, 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(v) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners.

(w) Loans Receivable, Net

Loans receivable represents loans offered to the clients in the lending business. Loans receivable is initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Group's best estimate of the amounts that will not be collected. The Group also transfers some of the loans receivable to unrelated third parties. The Group accounts for the transfer of loans receivable in accordance with ASC 860, Transfers and Servicing. As the loans are sold at par value, no gain or loss is recorded as a result. The Group's continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Group has no retained interests, servicing assets, or servicing liabilities related to the loans sold.

The Group also acquires loans from time to time. Acquired loans are evaluated upon acquisition and classified as either purchased credit-impaired ("**PCI**") or purchased non-credit-impaired. PCI loans are loans with more than insignificant credit deterioration since origination as evidenced by past-due status, such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. Such loans are measured in accordance with ASC 326-20-30-13. PCI loans are recorded at purchase price plus an estimated allowance for credit losses at the time of acquisition, which represents the amortized cost basis of the loan. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. The accretable yield for PCI loans acquired in the historical periods was immaterial. The subsequent accounting for PCI loans and the accounting for non-PCI loans remain the same as the loans originated by the Group as described above.

2. Summary of Principal Accounting Policies (Continued)

(x) Allowance for Credit Losses

The Group adopts an impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivable, amounts due from related parties, accounts receivable, other financial receivables and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group's consolidated statements of operations.

Allowance for loan losses

In accordance with ASC 326, the Group record an allowance for credit losses on loan receivables. The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. A loan is written off when it is deemed uncollectible as a reduction of the allowance for credit losses. Recovery of estimated credit losses not to exceed the initial estimation are recorded as an increase to the allowance for credit losses as "reversal". Since the PCI loans are all collateralized, a PCI loan is not written off unless the net realizable value of the underlying collateral is less than the carrying amount. The changes of allowances for loan losses are detailed in Note 12.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(x) Allowance for Credit Losses (Continued)

Allowance of accounts receivable and other financial assets

The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group's specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur.

The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

The following table summarizes the changes of allowances for each category of affected assets for the years ended December 31, 2023, 2024 and 2025, respectively:

	Amounts due from related parties RMB	Accounts receivable RMB	Other current assets RMB	Other non-current assets RMB
Balance at beginning of 2023	25,666	3,647	–	–
Provisions	2,602	4,979	–	–
Reversal	(4,670)	(1,764)	–	–
Write off	(610)	–	–	–
Foreign currency adjustment	406	–	–	–
Balance at end of 2023	23,394	6,862	–	–
Provisions	1,829	12,768	–	13,227
Reversal	–	(5,218)	–	–
Write off	(16,427)	–	–	–
Foreign currency adjustment	(1,312)	2,787	–	204
Balance at end of 2024	7,484	17,199	–	13,431
Provisions	5,374	22,262	8,366	–
Reversal	(3,466)	(9,324)	–	–
Write off	(1,224)	(18,066)	(8,366)	–
Foreign currency adjustment	–	(61)	–	–
Balance at end of 2025	8,168	12,010	–	13,431

2. Summary of Principal Accounting Policies (Continued)

(y) Financial Instruments Indexed to and Potentially Settled in the Company's Stock

The Group evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments. The Group considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For equity-linked financial instruments indexed to and potentially settled in the Company's common stock that are determined to be classified as equity on the consolidated balance sheets, they are initially measured at their fair value and recognized as part of equity. The Group issued such financial instruments for settlement (see Note 15).

(z) Treasury Stock

The Group records common shares repurchased as treasury stock, at cost, resulting in a reduction of shareholder's equity. At the date of subsequent retirement or reissuance, the treasury stock account is reduced by the cost of such stock on a weighted average cost basis.

(aa) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrues a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 20, "Contingencies", for further information.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(bb) Auditors' remuneration

Auditors' remuneration are recorded under general and administrative expenses. A breakdown of the remuneration by categories for the years ended December 31, 2024 and 2025 is set out below:

	For the Year Ended December 31,	
	2024	**2025**
	RMB	**RMB**
Audit fees	9,978	**9,822**
Audit-related fees	36	**36**
Tax and other fees	580	**338**

Audit fees included the aggregate fees for professional services rendered for the audit of the consolidated financial statements, the review of comparative interim financial statements and the statutory audits of certain of the Company's subsidiaries and the consolidated affiliated entities. Audit-related fees included aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees. "Other fees" represents aggregate fees for professional services performed in connection with tax planning, tax compliance and other consulting service fees.

(cc) Accounting Standards Issued and Implemented This Year

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures* ("**ASU 2023-09**"), which enhances the transparency and decision usefulness of income tax disclosures. This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under ASC 740 (see Note 11).

(dd) Accounting Standards Issued But Not Yet Implemented

In November 2024 and January 2025, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* and ASU 2025-01*, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group is evaluating the impact this amended guidance may have on the notes to the consolidated financial statements.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

2. Summary of Principal Accounting Policies (Continued)

(dd) Accounting Standards Issued But Not Yet Implemented (Continued)

In May 2025, the FASB issued ASU 2025-03, "*Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*", which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the year ending December 15, 2026. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Group is currently assessing the effect of this update on its disclosure.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

3.   Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Year Ended December 31,		
	2023 Class A and Class B	2024 Ordinary Shares	**2025 Ordinary Shares**
Net income attributable to ordinary shareholders	1,009,494	475,445	**558,857**
Weighted average number of ordinary shares outstanding – basic	347,369,860	350,847,647	**348,774,922**
Plus: effect of dilutive non-vested restricted share units	52,720	1,503,610	**3,187,716**
Weighted average number of ordinary shares outstanding – diluted	347,422,580	352,351,257	**351,962,638**
Basic net income per share	2.91	1.36	**1.60**
Diluted net income per share	2.91	1.35	**1.59**

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

3. Net Income Per Share (Continued)

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,		
	2023	2024	**2025**
Share options	7,359,150	329,606	**–**
Non-vested restricted share units under share incentive plan	1,738,010	374,957	**520,235**
Total	9,097,160	704,563	**520,235**

4. Accounts Receivable, net

Accounts receivable consisted of the following:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Accounts receivable, gross	490,689	**432,142**	**61,795**
Allowance for credit losses	(17,199)	**(12,010)**	**(1,717)**
Accounts receivable, net	473,490	**420,132**	**60,078**

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Within 1 year	441,070	**391,280**	**55,952**
1-2 years	23,166	**14,342**	**2,051**
2-3 years	6,412	**6,870**	**982**
3-4 years	5,774	**4,061**	**581**
Over 4 years	14,267	**15,589**	**2,229**
Accounts receivable, gross	490,689	**432,142**	**61,795**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

5. Investments

The following table summarizes the Group's investment balances:

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Short-term investments			
Held-to-maturity investments and term deposits	989,407	389,351	55,676
Available-for-sale investments	–	32,481	4,645
Trading debt securities	140,960	145,722	20,838
Equity securities measured at fair value	91,497	90,009	12,871
Investments held by consolidated investment funds measured at fair value	52,745	–	–
Total short-term investments	1,274,609	657,563	94,030
Long-term investments			
Held-to-maturity investments and term deposits	229,891	355,803	50,878
Available-for-sale investments	31,536	–	–
Investments held by consolidated investment funds measured at fair value	71,013	244,939	35,026
Other long-term investments			
– Investments measured at fair value	600,697	545,808	78,051
– Investments measured at cost less impairment	37,962	25,462	3,640
Total other long-term investments	638,659	571,270	81,691
Total long-term investments	971,099	1,172,012	167,595

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

5. Investments (Continued)

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The Group recorded investment income on these products of RMB7,382, RMB53,724 and RMB47,476 for the years ended December 31, 2023, 2024 and 2025, respectively. The gross unrecognized holding gain was RMB6,239, RMB13,474 and RMB16,999 as of December 31, 2023, 2024 and 2025, respectively. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2023, 2024 and 2025.

Available-for-sale investments consist of investments that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. As of December 31, 2025, RMB32,481 of available-for-sale investments will mature in 2026. The amortized cost of the available-for-sale investments as of December 31, 2024 and 2025 was RMB31,536 and RMB32,481, respectively. No credit loss related to available-for-sale investments was recognized for the years ended December 31, 2023, 2024 and 2025.

The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with no significant influence. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of RMB13,343, RMB1,000 and nil in investment income (loss) for the years ended December 31, 2023, 2024 and 2025, respectively.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement

As of December 31, 2024 and 2025, information about (i) inputs into the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

| | | Fair Value Measurements at Reporting Date Using | | | |
Description	As of December 31, 2024 (Amount in Thousands) RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Equity securities measured at fair value	91,497	91,497	–	–	–
Trading debt securities	140,960	140,960	–	–	–
Investments held by consolidated investment fund	52,745	52,745	–	–	–
Long-term investments					
Investments held by consolidated investment fund	71,013	–	–	15,777	55,236
Other long-term investments measured at fair value	600,697	–	31,988	546,130	22,579
Available-for-sale investments	31,536	–	31,536	–	–

6. Fair Value Measurement (Continued)

Description	As of December 31, 2025 (Amount in Thousands) RMB	Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	NAV RMB
Short-term investments					
Equity securities measured at fair value	90,009	90,009	–	–	–
Trading debt securities	145,722	145,722	–	–	–
Available-for-sale investments	32,481	–	32,481	–	–
Long-term investments					
Investments held by consolidated investment fund	244,939	–	173,926	15,777	55,236
Other long-term investments measured at fair value	545,808	–	131,478	393,746	20,584

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2025, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies or private companies, bonds, asset management plans, and crypto asset loan receivable (stablecoin lending). The equity shares of listed companies and the bonds issued by public companies, whose fair value are determined by their quoted price in active markets, are classified as Level 1. The fair value of private company equity shares is determined by the latest transaction price, and therefore classified as Level 2. The fair value of crypto asset loan receivable is determined based on the related interest rates indicated in the loan agreement and the primary market price of the underlying crypto assets, and classified as Level 2.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement (Continued)

The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

Other long-term investments measured at fair value are (i) equity investments in private companies and private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy and (ii) private equity funds measured at NAV.

With respect to the equity investments within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of Level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2025, presented as follows:

	RMB
Level 3 investments as of January 1, 2025	561,907
Transfer of investment in fair value hierarchy from Level 2 to Level 3 (Note 1)	22,081
Transfer of investment in fair value hierarchy from Level 3 to Level 2 (Note 2)	(101,008)
Changes in fair value included in investment income (loss)	(68,409)
Settlements	(1,944)
Foreign currency translation adjustments	(3,104)
Level 3 investments as of December 31, 2025	409,523
Changes in net unrealized losses included in investment income (loss) related to Level 3 investments still held as of December 31, 2025	(68,409)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the consolidated statements of operations.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

6. Fair Value Measurement (Continued)

Note 1: certain equity investment was previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, as no observable transactions of the investments occurred since 2024, the Group's valuation methodology in 2025 for these investments involved significant unobservable inputs that required significant judgment or estimation. Hence such investments were classified within Level 3 measurement for the year ended December 31, 2025.

Note 2: certain equity investment was previously valued using significant unobservable inputs that required significant judgment or estimation and classified within Level 3 of the fair value hierarchy. Observable transaction for this investment occurred during the year ended December 31, 2025, and therefore classified to Level 2 measurement during the period.

Fair value measurement on a non-recurring basis for the year ended December 31, 2024 included that used in impairment of investments measured at cost less impairment (see Note 5) which was classified as a Level 2 fair value measurement, respectively.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, loans receivable, other receivables and payables. The carrying amount of these short-term financial instruments approximates their fair value due to the short-term nature.

7. Investments in Affiliates

The following table summarizes the Group's balances of investments in affiliates:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Kunshan Jingzhao	8,284	**800**	**114**
Wanjia Win-Win	86,896	**80,215**	**11,471**
Others	9,488	**6,781**	**970**
Funds that the Group serves as general partner	1,268,488	**1,238,335**	**177,079**
– Gopher/Olive Transform Private Fund	81,390	**70,260**	**10,047**
– Real estate funds and real estate funds of funds	84,221	**114,382**	**16,356**
– Private equity funds of funds	1,066,320	**1,020,060**	**145,867**
– Others	36,557	**33,633**	**4,809**
Total investments in affiliates	1,373,156	**1,326,131**	**189,634**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

7. Investments in Affiliates (Continued)

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd. ("**Kunshan Jingzhao**"), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, the Group injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd. ("**Wanjia Win-Win**"), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest a real-estate company. Although managed by Gopher, the fund is not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher/Olive serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling nil, nil and RMB7,484, related to investments in affiliates for the years ended December 31, 2023, 2024 and 2025, respectively, which are recorded in income (loss) from equity in affiliates in the consolidated statements of operations.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

7. Investments in Affiliates (Continued)

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group's equity method investments assuming 100% ownership as of December 31, 2024 and 2025:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Balance sheet data:			
Current assets	2,473,533	**2,427,654**	**347,150**
Non-current assets	38,956,919	**34,824,283**	**4,979,806**
Current liabilities	908,774	**1,147,596**	**164,104**
Non-current liabilities	979,398	**346,854**	**49,599**

The following table shows summarized financial information relating to the statements of operations for the Group's equity method investments assuming 100% ownership for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Operating data:				
Revenue	166,859	123,474	**89,753**	**12,835**
(Loss) income from operations	(167,920)	(756,712)	**119,493**	**17,087**
Net realized and unrealized gains (loss) from investments	1,357,034	594,507	**(962,161)**	**(137,587)**
Net income (loss)	1,204,643	(157,665)	**(845,817)**	**(120,950)**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

8.   Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Buildings	2,478,741	2,531,411	361,987
Leasehold and building improvements	175,037	197,308	28,215
Furniture, fixtures and equipment	150,902	133,783	19,131
Motor vehicles	7,015	3,374	482
Software	227,194	237,787	34,003
	3,038,889	3,103,663	443,818
Accumulated depreciation	(674,833)	(773,240)	(110,572)
	2,364,056	2,330,423	333,246
Construction in progress	18,191	26,017	3,720
Property and equipment, net	2,382,247	2,356,440	336,966

Depreciation expense was RMB158,082, RMB156,683 and RMB156,901 for the years ended December 31, 2023, 2024 and 2025, respectively.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

9. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Payables to suppliers	122,623	**126,192**	**18,045**
Accrued expenses	60,753	**45,810**	**6,551**
Advance from customers	26,981	**25,335**	**3,623**
Deposits from lending and other business	11,673	**12,711**	**1,818**
Payable to individual investors of other business	15,381	**3,843**	**550**
Payable for purchases of property and equipment	30,749	**25,888**	**3,702**
Other tax payable	41,833	**27,646**	**3,953**
Operating lease liability – current	44,888	**39,185**	**5,603**
Payable for litigation	44,548	**–**	**–**
Others	4,859	**5,630**	**805**
Total	404,288	**312,240**	**44,650**

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payables to individual investors consist of payables in relation to other service to the clients.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

10. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the consolidated statements of operations.

Revenues by timing of recognition are analyzed as follows:

	Year Ended December 31,			
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue recognized at a point in time	1,408,389	904,274	938,930	134,265
Revenue recognized over time	1,909,432	1,717,060	1,690,857	241,789
Total revenues	3,317,821	2,621,334	2,629,787	376,054

For the Group's revenues generated from different geographic locations, please see Note 18 segment information.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

11. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Shanghai Nuorong Information Technology Co., Ltd., a subsidiary of the Company, obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate expired in December 2025.

Income before income taxes consists of:

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Chinese mainland	283,045	493,222	**262,453**	**37,530**
Hong Kong	743,619	237,512	**326,646**	**46,710**
Cayman Islands	6,537	13,409	**155,896**	**22,293**
Others	176,046	123,462	**111,430**	**15,933**
Total	1,209,247	867,605	**856,425**	**122,466**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

11. Income Taxes (Continued)

The income tax expense comprises:

	2023 RMB	2024 RMB	2025 RMB	2025 US$
	Year Ended December 31,			
Current Tax	248,353	177,872	**271,069**	**38,762**
Deferred Tax	14,007	90,719	**26,742**	**3,824**
Total	262,360	268,591	**297,811**	**42,586**

The table below provides the updated requirements of ASU No. 2023-09 for 2025. See Note 2 – Summary of Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate for the year ended December 31, 2025 as a result of the following items:

	Year Ended December 31, 2025 RMB	Percent
Income before provision for income tax	**856,425**	
PRC income tax rate	**214,107**	**25.00%**
Foreign Tax Effects		
Hong Kong		
Statutory tax rate difference between Hong Kong and PRC	**(27,659)**	**(3.23%)**
Nontaxable or Nondeductible Items	**(10,836)**	**(1.27%)**
Changes in Valuation Allowances	**1,659**	**0.19%**
Others	**1,873**	**0.22%**
Cayman Islands		
Statutory tax rate difference between Cayman and PRC	**(38,907)**	**(4.54%)**
Others	**(73)**	**(0.01%)**
Other foreign jurisdictions	**5,563**	**0.65%**
Nontaxable or nondeductible items	**(24,337)**	**(2.84%)**
Changes in valuation allowances	**107,943**	**12.60%**
Effect of cross-border tax laws	**75,072**	**8.77%**
Effect of others	**(6,594)**	**(0.77%)**
Effective tax rate	**297,811**	**34.77%**

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	2023 RMB	2024 RMB	2025 RMB	2025 US$
	Year ended December 31,			
Aggregate	6,807	12,407	**1,850**	**265**
Per share effect-basic	0.02	0.04	**0.01**	**0.00**
Per share effect-diluted	0.02	0.04	**0.01**	**0.00**

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

11. Income Taxes (Continued)

The income tax expense comprises:

The Group presents the following amount within its income tax paid disclosure for the year ended December 31, 2025.

	Year Ended December 31, 2025 RMB
PRC	49,255
Hong Kong	57,476
Cayman Islands	39,703
Others	41,030
Total income tax paid	187,464

As previously disclosed for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, the effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year Ended December 31,	
	2023	2024
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.33%	1.49%
Effect of tax-free investment income	(2.13)%	(0.78%)
Effect of different tax rate of subsidiary in other jurisdiction	(6.12)%	(1.81%)
Effect of deferred tax assets allowance	2.78%	6.50%
Effect of tax holidays	(0.56)%	(1.43%)
Effect of income from equity in fund of fund	1.03%	(2.60%)
Effect of dividend withholding tax	1.26%	2.92%
Effect of true-ups	0.33%	1.30%
Effect of others	(0.22)%	0.37%
Effective tax rate	21.70%	30.96%

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

11. Income Taxes (Continued)

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,		
	2024 RMB	2025 RMB	2025 US$
Deferred tax assets:			
Accrued expenses and payroll	55,061	39,407	5,635
Tax loss carry forward	521,234	421,250	60,238
Unrealized other loss	13,132	30,930	4,423
Provision for impairment of investments	44,837	49,768	7,117
Provision for allowance of credit losses	39,099	38,592	5,519
Provision for contingent liability	24,758	–	–
Others	4,479	1,037	148
Gross deferred tax assets	702,600	580,984	83,080
Valuation allowance	(364,750)	(253,018)	(36,181)
Deferred tax assets	337,850	327,966	46,899
Deferred tax liabilities:			
Unrealized investment income	67,073	50,455	7,215
Timing difference on revenue recognition	16,895	16,895	2,416
Dividend withholding tax	–	35,000	5,005
Acquired deferred tax liabilities	180,769	178,935	25,587
Deferred tax liabilities	264,737	281,285	40,223

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax liabilities and assets are offset and presented as a single amount in the balance sheet. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. The above table presents the deferred tax assets and liabilities before offset.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group's experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2025, operating loss carry forward amounted to RMB2,267,328 for the PRC and Hong Kong income tax purpose. According to the Article 18 of the PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2026 to 2030.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

11. Income Taxes (Continued)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Balance at beginning of the year	333,467	319,780	**364,750**
Provided	41,912	58,979	**96,610**
Addition due to acquisition	5,615	–	**–**
Reversal	(8,219)	(2,584)	**(1,853)**
Write off	(52,995)	(11,425)	**(206,489)**
Balance at ending of the year	319,780	364,750	**253,018**

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group's PRC subsidiaries were RMB5.1 billion and RMB4.4 billion as of December 31, 2024 and 2025, respectively. Considering the Company's annual dividend plan, the board of Noah Group has approved to distribute cash dividends of RMB350.0 million to the Company, and the Group recorded a deferred tax liability of RMB35.0 million as of December 31, 2025 accordingly. The remaining undistributed earnings of the Group's PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group's VIE companies located in the PRC that are available for distribution to the Group were approximately RMB3.3 billion and RMB3.0 billion as of December 31, 2024 and 2025, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2023, 2024 and 2025. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

12. Loans Receivable, Net

Loans receivable as of December 31, 2024 and 2025 consist of the following:

	As of December 31,		
	2024 RMB	2025 RMB	2025 US$
Loans receivable:			
– Within credit term	41,423	12,937	1,850
– Past due	201,744	179,049	25,604
Total loans receivable	243,167	191,986	27,454
Allowance for credit losses	(74,059)	(79,570)	(11,379)
Loans receivable, net	169,108	112,416	16,075

The loan interest rates range between 3.9% and 13% for the year ended December 31, 2025. Short-term loans are recorded within loans receivable, net, and long-term loans of RMB33.1 million were recorded in other non-current assets as of December 31, 2025. RMB241.2 million and RMB192.0 million of the loans is secured by collateral as of December 31, 2024 and 2025 respectively.

The following table presents the aging analysis of non-purchased past due loans receivable as of the years ended December 31, 2024 and 2025:

	As of December 31,		
	2024 RMB	2025 RMB	2025 US$
Past due within 1 year	23,662	29,777	4,258
Past due more than 1 year	59,946	75,046	10,731
Total non-purchased past due loans	83,608	104,823	14,989

The Group also purchased past due loans from third parties with the amount of RMB1.8 million and RMB0.5 million for the years ended December 31, 2024 and 2025 respectively. The purchased past due loans of RMB19.4 million and RMB6.4 million were collected or transferred to other investors, for the years ended December 31, 2024 and 2025 respectively. The Group determined the credit deterioration of purchased past due loans has not been more than insignificant since origination.

The following table presents the activity in the allowance for credit losses for loans receivable as of and for the years ended December 31, 2024 and 2025.

	RMB
Loans receivable – December 31, 2023	**79,510**
Provisions	7,353
Reversal	(6,077)
Write off	(6,727)
Loans receivable – December 31, 2024	**74,059**
Provisions	29,014
Write off	(23,503)
Loans receivable – December 31, 2025	**79,570**

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

13. Lease

As a lessee

Operating lease assets primarily represent facilities leased under non-cancellable operating leases with terms ranging from one to ten years. Lease costs are included in selling expenses or general and administrative expenses, depending on the use of the related assets. Operating lease expenses, including immaterial short-term lease costs, amounted to RMB85,745, RMB64,398 and RMB50,934 for the years ended December 31, 2023, 2024 and 2025, respectively. Cash payments for operating lease liabilities were RMB59,837 and RMB47,627 for the years ended December 31, 2024 and 2025, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Operating leases:			
Operating lease right-of-use assets	121,115	**103,027**	**14,733**
Current portion of lease liabilities	44,888	**39,185**	**5,603**
Non-current portion of lease liabilities	75,725	**60,344**	**8,629**
Total operating lease liabilities	120,613	**99,529**	**14,232**
Weighted average remaining lease term (years)	3.74	**2.47**	
Weighted average discount rate	3.14%	**5.87%**	

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2024 and 2025, are as follows:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Within 1 year	47,208	**43,319**	**6,194**
Between 1 and 2 years	38,430	**42,603**	**6,092**
Between 2 and 3 years	27,363	**16,539**	**2,365**
Between 3 and 4 years	9,960	**527**	**75**
Between 4 and 5 years	527	**–**	**–**
Total lease payment	123,488	**102,988**	**14,726**
Less imputed interest	(2,875)	**(3,459)**	**(494)**
Total	120,613	**99,529**	**14,232**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. Share-Based Compensation

The following table presents the Group's share-based compensation expense by type of award:

| | Year Ended December 31, | | | |
| | 2023 | 2024 | 2025 | 2025 |
	RMB	RMB	RMB	US$
Share options	1,883	(1,230)	(267)	(38)
Non-vested restricted share units	9,647	110,260	67,148	9,602
Total share-based compensation	11,530	109,030	66,881	9,564

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the "**2017 Plan**"). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or RSUs granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the "**2022 Plan**"). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or RSUs granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

On December 29, 2023, the Group granted 223,297 RSUs ("**Replacement RSUs**") to the employees in consideration of the cancellation of 669,898 options previously granted to them respectively, which resulted in an acceleration of vesting of certain RSUs based on the modified vesting schedule. The Company determined that the cancellation of options accompanied by the concurrent grant of Replacement RSUs should be accounted for as a modification of the terms of the cancelled options (the "**Modification**"). Incremental compensation cost was measured as the excess of the fair value of the Replacement RSUs over the fair value of the cancelled options at the cancellation date, December 29, 2023.

Incremental compensation cost due to the Modification was RMB5,079, including expenses of RMB4,103 related to vested restricted share units which is recognized immediately as of date of modification, and expenses of RMB976 related to the restricted share units not yet vested which will be recognized over the remaining vesting period. An expense of RMB13,487 was recognized upon the Modification due to the acceleration of vesting for the year ended December 31, 2023.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

14. Share-Based Compensation (Continued)

Non-vested Restricted Share Units

A summary of non-vested restricted share units activity during the year ended December 31, 2025 is presented below:

Non-vested restricted share units	Number of non-vested restricted shares units	Weighted-average grant-date fair value
		RMB per share unit
Non-vested as of December 31, 2024	954,818	165.30
Granted	80,000	133.46
Vested	(328,542)	161.05
Forfeited	(106,473)	162.78
Non-vested as of December 31, 2025	599,803	152.75

The total fair value of non-vested restricted share units vested during the years ended December 31, 2023, 2024 and 2025 was RMB29,713, RMB58,056 and RMB46,624, respectively. As of December 31, 2025, there was RMB40,889 in total unrecognized compensation expense related to such non-vested restricted share units, which is expected to be recognized over a weighted-average period of 1.27 years.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

15. Settlement Expenses

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Ziming Private Fund Management Co., Ltd. ("**Shanghai Gopher**", formerly known as Shanghai Gopher Asset Management Co., Ltd.), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an ex-gratia settlement offer (the "**Settlement Plan**") to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

15. Settlement Expenses (Continued)

Settlement Plan (Continued)

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the years ended December 31, 2024 and 2025, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. For the years ended December 31, 2024 and 2025, additional 7 and 1 investors accepted the Settlement Plan, respectively, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 and RMB956 based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors.

As of December 31, 2025, 603 out of the total 818 investors (approximately 73.7%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.5%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

16. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees' salaries. The total contribution for such employee benefits were RMB273,509, RMB242,968 and RMB177,177 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

17. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group's PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve ("**PRC statutory reserve**"): a general reserve fund, which is non-distributable. The Group's PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group's PRC subsidiaries and VIEs' retained earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB512,649 and RMB556,688 as of December 31, 2024 and 2025, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group's PRC subsidiaries and VIEs of RMB2,298,409 and RMB2,303,861 as of December 31, 2024 and 2025, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,827,254 and RMB2,879,192 as of December 31, 2024 and 2025, respectively.

18. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance.

The Group operated in three reportable segments: wealth management, asset management and, other business in historical periods. Starting from the fourth quarter of 2024, the Group has adopted a new set of segmentation that organizes net revenues in the new structure, including six business segments and headquarters to reflect the Group's recent operational adjustments and organizational restructuring. The Group's CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group's CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government grants to manage the segments' operations. The Group's CODM does not review balance sheet information of the segments.

The financial information under the new segmentation presented does not include a retrospective recast of the financial information of the prior year in accordance with the new segmentation, as the new segmentation reflects the Company's operational adjustments and organizational restructuring in 2024 and the costs and expenses in the Group's consolidated statements of operations could not be re-allocated retrospectively under the new segmentation.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

18. Segment Information (Continued)

Segment information of the Group's business is as follow:

	Year Ended December 31, 2023			
	Wealth Management Business RMB	Assets Management Business RMB	Other Businesses RMB	Total RMB
Revenues:				
Revenues from others				
One-time commissions	1,072,838	–	–	1,072,838
Recurring service fees	707,580	–	–	707,580
Performance-based income	16,344	–	–	16,344
Other service fees	221,917	–	48,662	270,579
Total revenues from others	2,018,679	–	48,662	2,067,341
Revenues from funds Gopher manages				
One-time commissions	13,732	2,633	–	16,365
Recurring service fees	398,226	714,624	–	1,112,850
Performance-based income	69,977	51,288	–	121,265
Total revenues from funds Gopher manages	481,935	768,545	–	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(631,082)	(24,378)	–	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
Provision for (reversal of) credit losses	(910)	(921)	8,859	7,028
Other operating expenses, net	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955
Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

18. Segment Information (Continued)

Segment information of the Group's business is as follows: (Continued)

	Domestic public securities RMB	Domestic asset management RMB	Domestic insurance RMB	Overseas wealth management RMB	Overseas asset management RMB	Overseas insurance and comprehensive services RMB	Headquarters[1] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	–	614,258
Recurring service fees	365,992	188,545	–	22,694	52,952	–	1,322	631,505
Performance-based income	38,058	4,908	–	–	4,875	–	–	47,841
Other service fees	–	–	–	89,846	–	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/ Olive manages								
One-time commissions	13,358	–	–	5,551	2,379	–	–	21,288
Recurring service fees	56,441	556,742	–	120,669	281,584	–	–	1,015,436
Performance-based income	1,301	21,659	–	–	81,938	–	–	104,898
Total revenues from funds Gopher/ Olive manages	71,100	578,401	–	126,220	365,901	–	–	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	–	–	–	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating cost and expenses:								
Compensation and benefits								
Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	–	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	–	–	–	(7,307)	(6,404)	(23,882)
Other operating expenses, net	(1,771)	(23,829)	(449)	–	–	(9,944)	(57,217)	(93,210)
Government subsidies	13,448	10,796	479	–	–	–	40,516	65,239
Total operating cost and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

Year Ended December 31, 2024

[1] The financial information shown under "Headquarters" represents the revenues and operating cost and expenses generated by the Group's headquarters which cannot be allocated to the six business segments.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

18. Segment Information (Continued)

Segment information of the Group's business is as follow: (Continued)

	Year Ended December 31, 2025							
	Domestic public securities RMB	Domestic asset management RMB	Domestic insurance RMB	Overseas wealth management RMB	Overseas asset management RMB	Overseas insurance and comprehensive services RMB	Headquarters[2] RMB	Total RMB
Revenues:								
Revenues from others								
One-time commissions	53,152	1,243	18,772	320,221	30,264	150,603	–	574,255
Recurring service fees	352,345	143,040	–	38,765	90,439	–	–	624,589
Performance-based income	115,467	630	–	–	150	–	–	116,247
Other service fees	–	–	–	65,782	–	28,191	67,326	161,299
Total revenues from others	520,964	144,913	18,772	424,768	120,853	178,794	67,326	1,476,390
Revenues from funds Gopher/ Olive manages								
One-time commissions	6,682	188	–	290	124	–	–	7,284
Recurring service fees	40,708	541,537	–	122,482	285,788	–	–	990,515
Performance-based income	1,923	6,505	–	–	147,170	–	–	155,598
Total revenues from funds Gopher/ Olive manages	49,313	548,230	–	122,772	433,082	–	–	1,153,397
Total revenues	570,277	693,143	18,772	547,540	553,935	178,794	67,326	2,629,787
Less: VAT related surcharges	(3,788)	(675)	(124)	–	–	–	(14,960)	(19,547)
Net revenues	566,489	692,468	18,648	547,540	553,935	178,794	52,366	2,610,240
Operating cost and expenses:								
Compensation and benefits								
Relationship manager compensation	(107,156)	(45,299)	(15,462)	(254,769)	(44,221)	(31,547)	–	(498,454)
Other compensations	(26,423)	(63,870)	(22,190)	(79,764)	(63,510)	(48,202)	(414,139)	(718,098)
Total compensation and benefits	(133,579)	(109,169)	(37,652)	(334,533)	(107,731)	(79,749)	(414,139)	(1,216,552)
Selling expenses	(17,279)	(9,405)	(5,025)	(59,625)	(30,361)	(18,680)	(102,433)	(242,808)
General and administrative expenses	(898)	(10,154)	(10,034)	(5,829)	(5,829)	(6,516)	(266,330)	(305,590)
Reversal of (provision for) credit losses	2,424	(9,071)	–	–	–	5,356	(50,935)	(52,226)
Other operating expenses, net	(1,757)	1,891	(406)	(4,888)	(807)	(25,284)	(31,621)	(62,872)
Government subsidies	11,977	9,705	12	–	11	22	24,745	46,472
Total operating costs and expenses	(139,112)	(126,203)	(53,105)	(404,875)	(144,717)	(124,851)	(840,713)	(1,833,576)
Income (loss) from operations	427,377	566,265	(34,457)	142,665	409,218	53,943	(788,347)	776,664

2 The financial information shown under "Headquarters" represents the revenues and operating cost and expenses generated by the Group's headquarters which cannot be allocated to the six business segments.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

18. Segment Information (Continued)

The following table summarizes the Group's revenues generated by the different geographic locations.

	Year Ended December 31,		
	2023	2024	**2025**
	RMB	RMB	**RMB**
Chinese mainland	1,884,393	1,369,258	**1,349,519**
Hong Kong	1,114,679	925,846	**986,362**
Others	318,749	326,230	**293,906**
Total revenues	3,317,821	2,621,334	**2,629,787**

The geographic information of the Group's long-lived assets, including property and equipment and operating lease right-of-use assets, as of December 31, 2024 and 2025 is as follows:

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
Chinese mainland	2,427,113	**2,351,825**
Hong Kong	53,427	**77,087**
Others	22,822	**30,555**
Total long-lived assets	2,503,362	**2,459,467**

19. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
HongShan Capital Investment Management (Tianjin) Co., Ltd. ("formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.")	Affiliate of shareholder of the Group
Investee funds of Gopher Assets	Investees of Gopher Assets
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group
Shanghai Noah Charity Fund	A charity fund established by the Group

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. Related Party Transactions (Continued)

During the years ended December 31, 2023, 2024 and 2025, related party transactions were as follows:

| | Year Ended December 31 | | | |
| | 2023 | 2024 | 2025 | 2025 |
	RMB	RMB	RMB	US$
One-time commissions				
Investee funds of Gopher Assets	16,365	21,288	7,284	1,042
Recurring service fees				
Investee funds of Gopher Assets	712,479	613,172	582,249	83,260
HongShan Capital Investment				
Management (Tianjin) Co., Ltd.	16,286	5,088	–	–
Investee funds of Gopher Capital GP Ltd.	400,371	402,264	408,266	58,382
Total recurring service fees	1,129,136	1,020,524	990,515	141,642
Performance-based income				
Investee funds of Gopher Assets	10,934	22,960	8,426	1,205
Investee funds of Gopher Capital GP Ltd.	110,331	81,938	147,172	21,045
Total performance-based income	121,265	104,898	155,598	22,250
Total	1,266,766	1,146,710	**1,153,397**	**164,934**

As of December 31, 2024 and 2025, amounts due from related parties associated with the above trading transactions were comprised of the following:

| | As of December 31, | | |
| | 2024 | 2025 | 2025 |
	RMB	RMB	US$
Investee funds of Gopher Assets	302,724	327,540	46,838
Investee funds of Gopher Capital GP Ltd.	194,885	233,170	33,342
Amounts due from related parties (trade), gross	497,609	560,710	80,180
Less: Allowance for credit losses	(7,484)	(8,168)	(1,168)
Total	490,125	**552,542**	**79,012**

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

19. Related Party Transactions (Continued)

An aging analysis of amounts due from related parties associated with the above trading transactions is as follows:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Within 1 year	392,133	**437,351**	**62,540**
1-2 years	62,118	**49,784**	**7,119**
2-3 years	24,492	**39,010**	**5,578**
3-4 years	9,590	**21,025**	**3,007**
Over 4 years	9,276	**13,540**	**1,936**
Amounts due from related parties (trade), gross	497,609	**560,710**	**80,180**

As of December 31, 2024 and 2025, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Investee funds of Gopher Assets	4,365	**3,432**	**491**
Investee funds of Gopher Capital GP Ltd.	5,034	**40,826**	**5,838**
Amounts due from related parties (non-trade), gross	9,399	**44,258**	**6,329**
Less: Allowance for credit losses	–	**–**	**–**
Total	9,399	**44,258**	**6,329**

These non-trade loans are due on demand, most of which are interest free.

As of December 31, 2024 and 2025, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,		
	2024	**2025**	**2025**
	RMB	**RMB**	**US$**
Investee funds of Gopher Assets	873	**673**	**96**
Investee funds of Gopher Capital GP Ltd.	2,824	**528**	**76**
Total	3,697	**1,201**	**172**

During the years ended December 31, 2023, 2024 and 2025, donations made to Shanghai Noah Charity Fund were RMB6.3 million, RMB9.3 million and RMB1.8 million, respectively.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

20. Contingencies

Camsing Incident

In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 72 independent cases with an aggregate disputed amount of approximately RMB236.7 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

As of December 31, 2025, 42 legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB138.1 million were still pending.

Starting from December 2025 and up to the date of this report, arbitration awards of same nature were issued by the Shanghai International Economic and Trade Arbitration Commission in respect of 95 independent cases in total with an aggregate disputed amount of approximately RMB302.8 million.

As of the date of this report, 23 legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB93.4 million were still pending, including 4 new cases initiated subsequent to December 31, 2025. The Group recognized an additional contingent litigation expense of RMB50.2 million based on the difference between (i) the actual compensation amounts ordered under the arbitration awards and (ii) the contingent liabilities previously recorded in respect of the relevant investors who had initiated legal proceedings against Shanghai Gopher and/or its affiliates as of December 31, 2025. As a result, the remaining balance of the contingent liability was RMB505.5 million as of December 31, 2025.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

21. Dividends

The 2024 final dividend and non-recurring special dividend, declared during the year ended December 31, 2025, amounted to approximately RMB546.8 million which were paid as of December 31, 2025.

The board of directors of the Company recommended (i) a final dividend of RMB306.0 million (US$43.8 million) in respect of the year ended December 31, 2025, and (ii) a special dividend of RMB306.0 million (US$43.8 million), with an aggregate amount of the final dividend and special dividend of approximately RMB612.0 million (US$87.6 million). This recommendation is subject to the approval by the Company's shareholders respectively at the forthcoming annual general meeting to be held on or around June 11, 2026.

Based on the number of issued Shares as of the date of this report, if declared and paid, (i) a final dividend will amount to RMB0.933 per share (tax inclusive) in respect of the year ended December 31, 2025, and (ii) the special dividend will amount to RMB0.933 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

22. Directors' Emoluments

Details of the emoluments paid to the directors of the Company for the year are as follows:

	Year Ended December 31,	
	2024	**2025**
	RMB	**RMB**
Fee	–	**–**
Other emoluments		
Salaries, allowances and benefits in kind	7,226	**7,241**
Performance related bonuses	6,543	**1,901**
Contributions to retirement benefits scheme	130	**70**
Sub-total of paid salaries, bonuses and other benefits	13,899	**9,212**
Share-based compensation	8,526	**10,240**
	22,425	**19,452**

During the years ended December 31, 2024 and 2025, certain directors were granted restricted share units in respect of their services to the Group under the share incentive plans of the Company. Details are set out in Note 14 to the consolidated financial statements. The share-based compensations of directors were based on the expenses recognized in the Group's consolidated statements of operations during the years ended December 31, 2024 and 2025, which did not represent the actual received fair value of the restricted share units vested in the corresponding periods. During the year ended December 31, 2025, among the total share-based compensation, RMB8,961 (2024: RMB8,884) of such expenses were related to non-vested restricted share units.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. Directors' Emoluments (Continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2024 are as follows:

	Fee RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Contributions to retirement benefits scheme RMB	Total RMB
Executive Directors					
Jingbo Wang (note (i))	–	2,336	3,622	16	5,974
Zhe Yin (note (ii))	–	2,224	2,920	114	5,258
Non-Executive Directors					
Chia-Yue Chang	–	552	1	–	553
Boquan He	–	–	–	–	–
Kai Wang	–	–	–	–	–
David Zhang (note (iv))	–	235	–	–	235
Independent Non-Executive Directors					
Xiangrong Li (note (v))	–	305	–	–	305
May Yihong Wu	–	564	–	–	564
Jinbo Yao (note(iii))	–	235	–	–	235
Zhiwu Chen (note (vi))	–	305	–	–	305
Cynthia Jinhong Meng	–	470	–	–	470
	–	7,226	6,543	130	13,899

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. Directors' Emoluments (Continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2025 are as follows:

	Fee RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Contributions to retirement benefits scheme RMB	Total RMB
Executive Directors					
Jingbo Wang (note (i))	–	2,332	678	45	3,055
Zhe Yin (note (ii))	–	2,308	1,223	25	3,556
Non-Executive Directors					
Chia-Yue Chang	–	555	–	–	555
Boquan He	–	–	–	–	–
Kai Wang (note (vii))	–	–	–	–	–
David Zhang (note (iv))	–	455	–	–	455
Independent Non-Executive Directors					
Xiangrong Li (note (v))	–	545	–	–	545
May Yihong Wu	–	455	–	–	455
Cynthia Jinhong Meng	–	591	–	–	591
	–	7,241	1,901	70	9,212

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

22. Directors' Emoluments (Continued)

Notes:

i.   Jingbo Wang was granted with restricted share units in respect of her service to the Group. During the year ended December 31, 2025, RMB5.1 million (2024: RMB4.3 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

ii.   Zhe Yin was granted with restricted share units in respect of his service to the Group. During the year ended December 31, 2025, RMB5.1 million (2024: RMB4.3 million) was recognized as share-based compensation expenses in the consolidated statement of operations.

iii.   Jinbo Yao has resigned from the position as an independent director with effect from June 30, 2024.

iv.   David Zhang has been appointed as a non-executive director with effect from June 30, 2024.

v.   Xiangrong Li has been appointed as an independent director with effect from June 30, 2024.

vi.   Zhiwu Chen has resigned from the position as an independent director with effect from June 30, 2024.

vii.   Kai Wang has resigned from the position as an independent director with effect from January 23, 2025.

The executive directors' emoluments shown above were paid for their services in connection with the management of the affairs of the Company and the Group.

The independent non-executive directors' and non-executive directors' emoluments shown above were for their services as directors of the Company.

There was no arrangement under which a director waived or agreed to waive any remuneration during both years.

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

23. Five Highest Paid Employees

The five highest paid employees of the Group during the year included two directors (2024: one director), details of whose remuneration are set out in Note 22 above. Details of the remuneration for the year of the remaining three (2024: four) highest paid employees who are not the directors of the Company are as follows:

	Year Ended December 31,	
	2024	**2025**
	RMB	**RMB**
Salaries, allowances and benefits in kind	9,156	**7,119**
Performance related bonuses	11,159	**5,953**
Contributions to retirement benefits scheme	226	**172**
Sub-total of paid salaries, bonuses and other benefits	20,541	**13,244**
Share-based compensation	37,281	**19,621**
	57,822	**32,865**

During the years ended December 31, 2024 and 2025, certain non-director highest paid employees were granted share options and/or restricted share units in respect of their services to the Group under the share incentive plans of the Company. Details are set out in Note 14 to the consolidated financial statements. The share-based compensation in respect of the individuals were based on the expenses recognized in the Group's consolidated statements of operations during the years ended December 31, 2024 and 2025, which did not represent the actual received fair value of the share options upon exercise and the restricted share units vested in the corresponding periods. During the year ended December 31, 2025, among the total share-based compensation, RMB10,847 (2024: RMB43,236) of such expenses were related to non-vested restricted share units.

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	Year Ended December 31,	
	2024	**2025**
	No. of employees	**No. of employees**
HK$16,500,001 to HK$17,000,000	1	**–**
HK$15,500,001 to HK$16,000,000	–	**–**
HK$15,000,001 to HK$15,500,000	2	**–**
HK$14,500,001 to HK$15,000,000	–	**–**
HK$14,000,001 to HK$14,500,000	1	**–**
HK$13,000,001 to HK$13,500,000	–	**1**
HK$12,500,001 to HK$13,000,000	–	**–**
HK$12,000,001 to HK$12,500,000	–	**–**
HK$11,500,001 to HK$12,000,000	–	**2**
	4	**3**

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

24. Reconciliation between U.S. GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards as issued by International Accounting Standards Board ("**IFRS**"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follow:

Reconciliation of Consolidated Statements of Operations

| | For the year ended December 31, 2024 | IFRS adjustments Deferred Income | |
Consolidated Statements of Operations (Extract)	Amounts as reported under U.S. GAAP RMB	Tax arising from asset acquisition (Note (ii)) RMB	Amounts as reported under IFRS RMB
General and administrative expenses	(296,751)	2,407	(294,344)
Other operating expenses, net	(93,210)	4,097	(89,113)
Total operating cost and expenses	(1,967,093)	6,504	(1,960,589)
Income before taxes and income from equity in affiliates	867,605	6,504	874,109
Income tax expense	(268,591)	(6,504)	(275,095)
Net income	487,004	–	487,004
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	475,445	–	475,445

| | For the year ended December 31, 2025 | IFRS adjustments Deferred Income | |
Consolidated Statements of Operations (Extract)	Amounts as reported under U.S. GAAP RMB	Tax arising from asset acquisition (Note (ii)) RMB	Amounts as reported under IFRS RMB
General and administrative expenses	(305,590)	4,813	(300,777)
Other operating expenses, net	(62,872)	1,691	(61,181)
Total operating cost and expenses	(1,833,576)	6,504	(1,827,072)
Income before taxes and income from equity in affiliates	856,425	6,504	862,930
Income tax expense	(297,811)	(6,504)	(304,315)
Net income	557,219	–	557,219
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	558,857	–	558,857

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

24. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Balance Sheets

	As of December 31, 2024			
		IFRS adjustments		
Consolidated Balance Sheets (Extract)	Amounts as reported under U.S. GAAP RMB	Cash and cash equivalents (Note (i)) RMB	Deferred Income Tax arising from asset acquisition (Note (ii)) RMB	Amounts as reported under IFRS RMB
Assets				
Cash and cash equivalents	3,822,339	(1,603,027)	–	2,219,312
Short-term investments	1,274,609	1,603,027	–	2,877,636
Property and equipment, net	2,382,247	–	(170,178)	2,212,069
Total Assets	11,778,845	–	(170,178)	11,608,667
Deferred tax liabilities	246,093	–	(170,178)	75,915
Total Liabilities	1,766,105	–	(170,178)	1,595,927
Shareholders' equity:				
Total Shareholders' Equity	10,012,740	–	–	10,012,740

Notes to the Consolidated Financial Statements
(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

24. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

	As of December 31, 2025			
		IFRS adjustments		
Consolidated Balance Sheets (Extract)	**Amounts as reported under U.S. GAAP RMB**	**Cash and cash equivalents (Note (i)) RMB**	**Deferred Income Tax arising from asset acquisition (Note (ii)) RMB**	**Amounts as reported under IFRS RMB**
Assets				
Cash and cash equivalents	4,360,918	(1,869,565)	–	2,491,353
Short-term investments	657,563	1,869,565	–	2,527,128
Property and equipment, net	2,356,440	–	(163,674)	2,192,766
Total Assets	11,740,934	–	(163,674)	11,577,260
Deferred tax liabilities	263,608	–	(163,674)	99,934
Total Liabilities	1,757,974	–	(163,674)	1,594,300
Shareholders' equity:				
Total Shareholders' Equity	9,982,960	–	–	9,982,960

Notes:

(i) Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRS Accounting Standards, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRS Accounting Standards and U.S. GAAP, money market funds are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Company make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts deposits in money market funds are recorded as short-term investments under IFRS Accounting Standards. The reclassification doesn't result in difference in total assets.

24. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Consolidated Balance Sheets (Continued)

Notes: (Continued)

(ii)   Deferred income tax arising from asset acquisition

In 2021, the Group purchased new office premises through acquiring 100% equity interest of Shanghai Nuohong Real Estate Co., Ltd. for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group's consolidated balance sheet. If the acquisition of an entity is accounted for as an asset acquisition, under U.S. GAAP, the Company is required to recognize a deferred tax liability when the amount paid exceeds the tax basis of the assets acquired on the acquisition date. For the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded with a corresponding increase in the book value of the building recorded in the property and equipment, net. The deferred tax liability was amortized through the remaining useful live of the buildings acquired alongside the future depreciation.

However, under IFRS Accounting Standards, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. Therefore, deferred tax liability is not recognized for taxable temporary differences in respect to the Group's office premises acquired in 2021.

Accordingly, the reconciliation includes the derecognition of the deferred tax liabilities and related property and equipment, net, and the corresponding reversal of related amortization (i.e., a decrease in depreciation expenses recorded in general and administrative expenses and other operating expense, and an increase in income tax expense with equivalent amounts). Such adjustments have no impact on net income or shareholders' equity.

(iii)   Others

Other differences mainly include operating leases and share-based compensation, each of the difference is immaterial to the consolidated financial statements for the periods presented.

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

25. Additional Financial Information of Parent Company

The additional financial information of parent company has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company's consolidated net assets as of December 31, 2025.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investments in subsidiaries and VIEs are presented on the balance sheets as investments in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as income from equity in subsidiaries and VIEs on the statement of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

25. Additional Financial Information of Parent Company (Continued)

Condensed Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,		
	2024	2025	2025
	RMB	RMB	US$
Assets			
Current assets			
Cash and cash equivalents	531,260	714,485	102,170
Amounts due from related parties	871	691	99
Short-term investments	284,673	139,862	20,000
Other current assets	10,775	8,022	1,147
Total current assets	827,579	863,060	123,416
Investments in subsidiaries and VIEs	10,370,171	9,377,115	1,340,910
Investments in affiliates	330,324	369,520	52,841
Other non-current assets	766	734	103
Total assets	11,528,840	10,610,429	1,517,270
Liabilities and Equity			
Current liabilities			
Contingent liabilities	476,107	243,136	34,768
Amounts due to subsidiaries and VIEs	1,089,386	517,534	74,006
Other current liabilities	17,499	22,908	3,276
Total liabilities	1,582,992	783,578	112,050
Shareholder's equity			
Ordinary shares (US$0.00005 par value):			
1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 ordinary shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025	113	113	16
Treasury Stock	(53,345)	(4,102)	(587)
Additional paid-in capital	3,907,992	3,973,997	568,274
Retained earnings	5,904,540	5,815,092	831,547
Accumulated other comprehensive income	186,548	41,751	5,970
Total shareholders' equity	9,945,848	9,826,851	1,405,220
Total liabilities and shareholders' equity	11,528,840	10,610,429	1,517,270

Notes to the Consolidated Financial Statements

(Amount in Thousands, Except Share and Per Share Data, or otherwise stated)

25. Additional Financial Information of Parent Company (Continued)

Condensed Statements of Operations

(Amount in Thousands)

	Year ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Net revenues				
Operating cost and expenses				
Other Compensations	2,157	3,080	**2,062**	**295**
Selling expenses	82	1,457	**541**	**77**
General and administrative expenses	7,314	15,395	**10,657**	**1,524**
Other operating expenses	19,877	12,755	**10,527**	**1,505**
Total operating cost and expenses	29,430	32,687	**23,787**	**3,401**
Loss from operations	(29,430)	(32,687)	**(23,787)**	**(3,401)**
Other income (expenses):				
Interest income	34,002	16,379	**16,678**	**2,385**
Interest expense	–	(4,966)	**–**	**–**
Reversal of settlement expenses	–	12,454	**956**	**137**
Reversal of contingent litigation expenses	–	–	**216,996**	**31,030**
Other income	4,267	13,290	**14,942**	**2,137**
Total other income	38,269	37,157	**249,572**	**35,689**
Income before taxes and income from equity in affiliates, subsidiaries and VIEs	8,839	4,470	**225,785**	**32,288**
Income tax expense	(20,421)	(21,841)	**(40,830)**	**(5,839)**
Income (loss) from equity in affiliates	6,233	(22,731)	**68,169**	**9,748**
Income from equity in subsidiaries and VIEs	1,014,843	515,547	**305,733**	**43,718**
Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	1,009,494	475,445	**558,857**	**79,915**

Condensed Statements of Comprehensive Income

(Amount in Thousands)

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Net income	1,009,494	475,445	**558,857**	**79,915**
Other comprehensive income, net of tax				
Foreign currency translation adjustments	77,162	111,932	**(145,742)**	**(20,840)**
Fair value fluctuation of available for sale investment (after tax)	–	–	**945**	**135**
Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	1,086,656	587,377	**414,060**	**59,210**

25. Additional Financial Information of Parent Company (Continued)

Condensed Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,			
	2023	2024	**2025**	**2025**
	RMB	RMB	**RMB**	**US$**
Cash flows from operating activities:				
Net income attributable to Noah Holding Limited shareholders	1,009,494	475,445	**558,857**	**79,915**
Adjustments to reconcile net income to net cash provided by operating activities:				
Income from equity in subsidiaries and VIEs, net of dividends	(834,842)	318,596	**915,150**	**130,865**
Loss (income) from equity in affiliates, net of dividends	9,041	43,306	**(53,052)**	**(7,586)**
Reversal of share-based settlement expenses	–	(12,454)	**(956)**	**(137)**
Changes in operating assets and liabilities:				
Amounts due from related parties	(24)	(24)	**180**	**26**
Amounts due to subsidiaries and VIEs	5,895	–	**–**	**–**
Other current assets	(20,969)	10,194	**2,753**	**394**
Contingent liabilities	–	–	**(210,735)**	**(30,135)**
Other current liabilities	7,326	(5,375)	**5,409**	**773**
Net cash provided by operating activities	175,921	829,688	**1,217,606**	**174,115**
Cash flows from investing activities:				
Increase in investments in subsidiaries and VIEs	(16,400)	(6)	**(37,827)**	**(5,409)**
Increase in short-term investments	–	(284,673)	**(432,609)**	**(61,862)**
Decrease in short-term investments	–	–	**562,735**	**80,470**
Net cash (used in) provided by investing activities	(16,400)	(284,679)	**92,299**	**13,199**
Cash flows from financing activities:				
Proceeds from issuance of ordinary shares upon exercise of stock options	3	–	**–**	**–**
Proceeds from advances from subsidiaries	1,074,953	890,269	**1,324,035**	**189,334**
Repayment of advances from subsidiaries	(613,847)	(707,836)	**(1,825,339)**	**(261,020)**
Payment for repurchase of ordinary shares	–	(53,345)	**(52,295)**	**(7,478)**
Dividend paid	(177,502)	(1,007,851)	**(546,770)**	**(78,187)**
Net cash provided by (used in) financing activities	283,607	(878,763)	**(1,100,369)**	**(157,351)**
Effect of exchange rate changes	33,107	38,934	**(26,311)**	**(3,762)**
Net increase (decrease) in cash and cash equivalents	476,235	(294,820)	**183,225**	**26,201**
Cash and cash equivalents – beginning of year	349,845	826,080	**531,260**	**75,969**
Cash and cash equivalents – end of year	826,080	531,260	**714,485**	**102,170**

Definitions and Acronym

"2022 Share Incentive Plan"   the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

"ADS(s)"   American Depositary Shares (one ADS representing five Shares)

"Articles" or "Articles of Association"   the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

"AUA"   assets under administration

"Auditor"   Deloitte Touche Tohmatsu

"Audit Committee"   the audit committee of the Company

"AUM"   the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

"award(s)"   award(s) in the form of share options, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the effective share incentive plan(s) of the Company

"Board"   the board of Directors

"BVI"   British Virgin Islands

"Camsing Incident"   has the same meaning ascribed to it in the Prospectus

"CEO"   chief executive officer of the Company

"China", "Chinese mainland" or "PRC"   the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

"Class A ordinary shares"   Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each

"Companies Ordinance"   the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

"Company"	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"
"Compensation Committee"	the compensation committee of the Company
"Consolidated Affiliated Entities" or "VIE(s)"	PRC Consolidated Affiliated Entities and the U.S. Consolidated Affiliated Entity
"Contractual Arrangements"	PRC Contractual Arrangements and U.S. Contractual Arrangements
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients" or "HNW investors" or "HNW individuals"	clients/investors/individuals with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Definitions and Acronym

"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Listing Date"	July 13, 2022
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules
"Noah Group"	Shanghai Noah Investment (Group) Co., Ltd. (上海諾亞投資(集團)有限公司), a limited liability company established under the laws of the PRC on August 24, 2007
"Noah Investment"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities
"Noah Upright"	Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司),a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries
"NYSE"	New York Stock Exchange
"Olive Partners Management"	Olive Partners Management LLC, a Delaware limited liability company established on July 8, 2024, and one of the Consolidated Affiliated Entities
"PRC Consolidated Affiliated Entities" or "PRC VIE(s)"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005 and a wholly owned subsidiary of the Company, and its subsidiaries, all of which are controlled by the Company through the PRC Contractual Arrangements
"PRC Contractual Arrangements"	variable interest entity structure in relation to the Group's operation in the PRC and, where the context requires, the agreements underlying the structure
"Primary Conversion"	the Company's voluntary conversion of its Secondary Listing status to dual primary listing on the Hong Kong Stock Exchange with effect from December 23, 2022

"Primary Conversion Date"	December 23, 2022, on which the voluntary conversion of the Company to dual primary listing on the Main Board of The Stock Exchange of Hong Kong Limited became effective
"Prospectus"	the Company's prospectus published on June 30, 2022 in connection with its secondary listing on the Hong Kong Stock Exchange
"Reporting Period"	the year ended December 31, 2025
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"RSU(s)"	restricted share unit(s)
"scheme mandate limit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SEC"	the United States Securities and Exchange Commission
"Secondary Listing"	the Company's listing of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange on July 13, 2022 under Chapter 19C of the Hong Kong Listing Rules
"service provider sublimit"	has the meaning ascribed thereto in Chapter 17 of the Hong Kong Listing Rules
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Ziming Private Fund Management Co., Ltd. (上海自明私募基金管理有限公司), formerly known as Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries
"Share(s)"	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"Share Subdivision"	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company

Definitions and Acronym

"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
"transaction value"	the aggregate value of the investment products we distribute during a given period
"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. Consolidated Affiliated Entity"	Olive Partners Management, the entity controlled by the Company through the U.S. Contractual Arrangements
"U.S. Contractual Arrangements"	variable interest entity structure in the United States and, where the context requires, the agreements underlying such structure
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	per cent